As filed with the Securities and Exchange Commission on December 27, 2001 Registration No. 333-65458

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                            PRE-EFFECTIVE AMENDMENT
                                   NO. 1 TO

                                   FORM S-6

    FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    PACIFIC SELECT EXEC SEPARATE ACCOUNT OF

                        PACIFIC LIFE INSURANCE COMPANY
                          (Exact Name of Registrant)

                        PACIFIC LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           700 Newport Center Drive
                                 P.O. Box 9000
                        Newport Beach, California 92660
              (Address of Depositor's Principal Executive Office)

                                 (949) 219-3743
              (Depositor's Telephone Number, including Area Code)


                                Diane N. Ledger
                               Vice President
                        Pacific Life Insurance Company
                           700 Newport Center Drive
                                 P.O. Box 9000
                        Newport Beach, California 92660
              (Name and Address of Agent for Service of Process)

                                  Copies to:

                               Jeffrey S. Puretz
                                    Dechert
                             1775 Eye Street, N.W.
                          Washington, D.C. 20006-2401



Title of securities being registered: Interests in the Separate Account under Pacific Select Estate Preserver V Last Survivor Flexible Premium Variable Life Insurance Policy.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Filing Fee: None

Pacific Select Exec Separate Account of Pacific Life Insurance Company

RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2 AND THE PROSPECTUS

Pursuant to Instructions as to the Prospectus in Form S-6



Form N-8B-2                                                     Form S-6
Item Number                                              Heading in Prospectus

1.  (a)  Name of trust.................................  Prospectus front cover

    (b)  Title of securities issued....................  Prospectus front cover

2.  Name and address of each depositor.................  Prospectus front cover; Back cover

3.  Name and address of trustee........................  N/A

4.  Name and address of each principal underwriter.....  About Pacific Life

5.  State of organization of trust.....................  Pacific Select Exec Separate
                                                         Account

6.  Execution and termination of trust agreement.......  Pacific Select Exec Separate
                                                         Account

7.  Changes of name....................................  N/A

8.  Fiscal year........................................  N/A

9.  Material Litigation................................  N/A

II. General Description of the Trust and Securities of the Trust

10. (a)  Registered or bearer securities...............  Pacific Select Estate Preserver V basics; The death benefit

    (b)  Cumulative or distributive securities.........  Pacific Select Estate Preserver V basics; The death benefit

    (c)  Withdrawal or redemption......................  Withdrawals, surrenders and loans

    (d)  Conversion, transfer, etc.....................  Withdrawals, surrenders and loans



                                                         Policy

    (e)  Periodic payment plan.........................  N/A

    (f)  Voting rights.................................  Voting Rights

    (g)  Notice to security holders....................  Reports we'll send you

    (h)  Consents required.............................  Voting rights

    (i)  Other provisions..............................  N/A

11. Type of securities comprising units................  Pacific Select Estate
                                                         Preserver V Basics

12. Certain information regarding periodic
    payment plan certificates..........................  N/A

13. (a)  Load, fees, expenses, etc.....................  Deductions from your premiums;
                                                         Surrendering your policy

    (b)  Certain information regarding periodic
         payment plan certificates.....................  N/A

    (c)  Certain percentages...........................  Deductions from your premiums

    (d)  Difference in price...........................  N/A

    (e)  Certain other fees, etc.......................  Deductions from your premiums;
                                                         Surrendering your policy

    (f)  Certain other profits or benefits.............  The death benefit; Your policy's accumulated value

    (g)  Ratio of annual charges to income.............  N/A

14. Issuance of trust's securities.....................  Pacific Select Estate Preserver V Basics

15. Receipt and handling of payments from
    purchasers.........................................  How premiums work

16. Acquisition and disposition of underlying
    securities.........................................  Your policy's accumulated value; Your investment options

17. Withdrawal or redemption...........................  Withdrawals, surrenders and loans

18. (a)  Receipt, custody and disposition
         of income.....................................  Your policy's accumulated value

    (b)  Reinvestment of distributions.................  N/A

    (c)  Reserves or special funds.....................  N/A

    (d)  Schedule of distributions.....................  N/A

19. Records, accounts and reports......................  Statements and Reports


20. Certain miscellaneous provisions of trust agreement

    (a)  Amendment.....................................  N/A

    (b)  Termination...................................  N/A

    (c) and (d) Trustee, removal and successor.........  N/A

    (e) and (f) Depositors, removal and successor......  N/A

21. Loans to security holders..........................  Withdrawals, Surrenders and Loan

22. Limitations on liability...........................  N/A

23. Bonding arrangements...............................  N/A

24. Other material provisions of trust agreement.......  N/A

III. Organizations, Personnel and Affiliated Persons of Depositor

25. Organization of depositor..........................  About Pacific Life


26. Fees received by depositor.........................  See Items 13(a) and 13(e)

27. Business of depositor..............................  About Pacific Life


28. Certain information as to officials and affiliated
    persons of depositor...............................  About Pacific Life

29. Voting securities of depositor.....................  N/A

30. Persons controlling depositor......................  N/A

31. Payments by depositor for certain services


     rendered to trust.................................  N/A

32.  Payments by depositor for certain other services
     rendered to trust.................................  N/A

33.  Remuneration of employees of depositor for
     certain services rendered to trust................  N/A

34.  Remuneration of other persons for certain
     services rendered to trust........................  N/A

IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities by states......  N/A

36.  Suspension of sales of trust's securities.........  N/A

37.  Revocation of authority to distribute.............  N/A

38.  (a)  Method of distribution.......................  How policies are distributed

     (b)  Underwriting agreements......................  How policies are distributed

     (c)  Selling agreements...........................  How policies are distributed

39.  (a)  Organization of principal underwriters.......  How policies are distributed

     (b)  N.A.S.D. membership of principal
          underwriters.................................  How policies are distributed

40.  Certain fees received by principal underwriters...  How policies are distributed

41.  (a)  Business of each principal underwriter.......  How policies are distributed

     (b)  Branch offices of each principal
          underwriter..................................  N/A

     (c)  Salesmen of each principal underwriter.......  N/A

42.  Ownership of trust's securities by certain persons  N/A

43.  Certain brokerage commissions received by
     principal underwriters............................  N/A

44.  (a)  Method of valuation..........................  Your Policy's Accumulated Value

                                                         Value

     (b)  Schedule as to offering price................  How premiums work

     (c)  Variation in offering price to certain
          persons......................................  Monthly Deductions

45.  Suspension of redemption rights...................  Timing of payments, forms, and requests

46.  (a)  Redemption Valuation.........................  Withdrawals, surrenders and loans

     (b)  Schedule as to redemption price..............  Withdrawals, surrenders and loans

47.  Maintenance of position in underlying securities..  Your investment options

V.   Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee............  N/A

49.  Fees and expenses of trustees.....................  N/A

50.  Trustee's lien....................................  N/A

VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities........  The death benefit

VII. Policy of Registrant

52.  (a)  Provisions of trust agreement with respect
          to selection or elimination of underlying
          securities...................................  How our accounts work

     (b)  Transactions involving elimination of
          underlying securities........................  How our accounts work

     (c)  Policy regarding substitution or
          elimination of underlying securities.........  How our accounts work

     (d)  Fundamental policy not otherwise
          covered......................................  N/A

53.  Tax status of trust...............................  Variable life insurance and your taxes

VIII. Financial and Statistical Information

54.  Trust's securities during last ten years..........  N/A

55.  N/A

56.  Certain information regarding periodic payment
     plan certificates.................................  N/A

57.  N/A

58.  N/A

59.  Financial statements (Instruction 1(c) of
     "Instructions as to the Prospectus" of Form S-6)..  Financial statements


PACIFIC SELECT        PROSPECTUS        , 2001
ESTATE PRESERVER V

                      Pacific Select Estate Preserver V is a last survivor flexible premium variable life insurance policy issued by Pacific Life Insurance Company.


This policy is        This prospectus provides information that you should
not available in      know before buying a policy. It's accompanied by a
all states. This      current prospectus for the Pacific Select Fund, a fund
prospectus is not     that provides the underlying portfolios for the
an offer in any       variable investment options offered under the policy.
state or              Please read these prospectuses carefully and keep them
jurisdiction          for future reference.
where we're not
legally permitted     Here's a list of all of the investment options
to offer the          available under your policy:
policy.

The policy is         VARIABLE INVESTMENT OPTIONS
described in detail
in this prospectus.   Blue Chip                International Value
The Pacific Select
Fund is described     Aggressive Growth        Capital Opportunities
in its prospectus
and in its            Emerging Markets         Mid-Cap Growth
Statement of
Additional            Diversified Research     Global Growth
Information (SAI).
No one has the        Small-Cap Equity         Equity Index
right to describe
the policy or the     International Large-Cap  Small-Cap Index
Pacific Select Fund
any differently       I-Net Tollkeeper(SM)     REIT
than they have been
described in          Financial Services       Inflation Managed
these documents.                                 (formerly called "Government
                      Health Sciences            Securities")

You should be aware   Technology               Managed Bond
that the
Securities and        Telecommunications       Money Market
Exchange Commission
(SEC) has not         Multi-Strategy           High Yield Bond
reviewed the policy
for its investment    Large-Cap Core           Equity Income
merit, and does         (formerly called
not guarantee that      "Equity Income")       Research
the information in
this prospectus is    Strategic Value          Equity
accurate or
complete. It's a      Growth LT                Aggressive Equity
criminal offense to
say otherwise.        Focused 30               Large-Cap Value

                      Mid-Cap Value



                      FIXED OPTIONS

                      Fixed Account

                      Fixed LT Account

YOUR GUIDE TO THIS PROSPECTUS


An overview of Pacific Select Estate Preserver V                     4
----------------------------------------------------------------------
Pacific Select Estate Preserver V basics                            12
Owners, people insured by the policy, and beneficiaries             13
Policy date, monthly payment date, policy anniversary date          14
Statements and reports we'll send you                               15
Your right to cancel                                                15
Timing of payments, forms and requests                              16
Telephone and electronic transactions                               17
----------------------------------------------------------------------
The death benefit                                                   18
Choosing your death benefit option                                  18
Choosing a death benefit qualification test                         19
When we pay the death benefit                                       20
Comparing the death benefit options                                 21
Changing your death benefit option                                  22
Changing the face amount                                            23
Optional riders                                                     24
----------------------------------------------------------------------
How premiums work                                                   26
Planned periodic premium payments                                   26
Paying your premium                                                 26
Deductions from your premiums                                       27
Allocating your premiums                                            28
Limits on the premium payments you can make                         28
----------------------------------------------------------------------
Your policy's accumulated value                                     30
Calculating your policy's accumulated value                         30
Persistency credit                                                  30
Monthly deductions                                                  30
Lapsing and reinstatement                                           33
----------------------------------------------------------------------
Your investment options                                             35
Variable investment options                                         35
Fixed options                                                       39
Transferring among investment options                               40
Transfer programs                                                   41
----------------------------------------------------------------------
Withdrawals, surrenders and loans                                   43
Making withdrawals                                                  43
Taking out a loan                                                   44
Ways to use your policy's loan and withdrawal features              45
Automated income option                                             46
Surrendering your policy                                            48
Estate tax waiver of surrender charge rider                         48
Policy restoration                                                  49
----------------------------------------------------------------------
General information about your policy                               50
----------------------------------------------------------------------
Variable life insurance and your taxes                              52
----------------------------------------------------------------------
About Pacific Life                                                  56
----------------------------------------------------------------------
Appendices                                                         145
Appendix A: Joint equal age                                        145
Appendix B: Death benefit percentages                              147
Appendix C: Death benefit factor table                             148
----------------------------------------------------------------------
Where to go for more information                            back cover

                    Terms used in this prospectus
                    We've tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We've identified some of these below and the pages where you'll find an explanation of what they mean.

                    If you have any questions, please ask your registered representative or call us at 1-800-800-7681.

                    Accumulated value          30   Income benefit            50
                    Accumulation units         38   Joint equal age           19
                    Age                        13   Joint owners              13
                    Allocation                 28   Lapse                     33
In this prospectus, Assignment                 51   Loan account              44
you and your mean   Beneficiary                14   Modified endowment con-
the policy holder   Business day               16    tract                    54
or owner. Pacific   Cash surrender value       48   Monthly payment date      14
Life, we, us and    Cash value accumulation         Net amount at risk        19
our refer to         test                      19   Net cash surrender value  48
Pacific Life        Contingent beneficiary     14   Net premium               26
Insurance Company.  Cost of insurance rate     30   Net single premium        19
The fund refers to  Coverage segment           23   Outstanding loan amount   44
Pacific Select      Death benefit              18   Planned periodic premium  26
Fund. Policy means  Death benefit factor       19   Policy anniversary        14
a Pacific Select    Death benefit percentage   20   Policy date               14
Estate Preserver V  Death benefit qualifica-        Policy year               14
variable life        tion test                 19   Portfolio                 35
insurance policy,   Face amount                18   Proper form               16
unless we state     Fixed account              39   Reinstatement             34
otherwise.          Fixed LT account           39   Riders                    24
                    Fixed LT enhanced guar-         Sales load targets        27
                     antee amount              39   Separate account          57
                    Fixed options              39   Seven-pay limit           54
                    General account            57   Tax code                  52
                    Guideline annual premium   28   Unit value                38
                    Guideline minimum death         Variable account          35
                     benefit                   19   Variable investment op-
                    Guideline premium limit    28    tion                     35
                    Guideline premium test     20
                    Illustration               15
                    In force                   12

AN OVERVIEW OF PACIFIC SELECT ESTATE PRESERVER V

                       This overview tells you some key things you should know about your policy. It's designed as a summary only - please read the entire prospectus and your policy for more detailed information.

                       Some states have different rules about how life insurance policies are described or administered. The terms of your policy, or of any endorsement or rider, prevail over what's in this prospectus.

                      ---------------------------------------------------------
Pacific Select         Pacific Select Estate Preserver V is a last survivor
Estate Preserver V     flexible premium variable life insurance policy.
basics
                       . Last survivor means the policy insures the lives of
Last survivor life       two people and provides a death benefit that's
insurance may be         payable after both people have died.
appropriate for two
spouses who want to    . Flexible premium means you can vary the amount and
provide a death          frequency of your premium payments.
benefit for their
children.              . Variable means the policy's value depends on the
                         performance of the investment options you choose.
This may not be the
right kind of          . Life insurance means the policy provides a death
policy for someone       benefit to the beneficiary you choose.
who wants to

provide a death
benefit for his or     In addition to providing a death benefit that is
her spouse. In that    generally free of federal income tax, any growth in
case, a policy that    your policy's accumulated value is tax-deferred. You
insures a single       can choose from 33 variable investment options, each of
life may be more       which invests in a corresponding portfolio of the
appropriate.           Pacific Select Fund, and from two fixed options, both
                       of which provide a guaranteed minimum rate of interest.

                       You may choose to allocate net premium and accumulated
Please discuss your    value to no more than 20 investment options at any one
insurance needs and    time.
financial
objectives with        Pacific Select Estate Preserver V is designed for long-
your registered        term financial planning. Please take some time to read
representative.        the information in this prospectus before you decide if
                       this life insurance policy meets your insurance needs
You'll find more       and financial objectives.
about the basics of
Pacific Select         Your right to cancel
Estate Preserver V     During the free look period, you have the right to
starting on            cancel your policy and return it to us or your
page 12.               registered representative for a refund. The amount of
                       your refund may be more or less than the premium payments you've made, depending on the state where you signed your application. If you signed your application in a state that requires us to refund premium payments, we'll hold the net premiums in the Money Market investment option until the free look transfer date.

                      ---------------------------------------------------------
The death benefit      You can choose one of four death benefit options
                       depending on what is more important to you: a larger
Your policy            death benefit or building the accumulated value of your
provides a death       policy.
benefit for your
beneficiary after      The death benefit will always be the greater of the
both of the people     death benefit under the option you choose or the
insured by the         guideline minimum death benefit.
policy have died,
as long as your        This policy offers two ways to calculate the guideline
policy is in force.    minimum death benefit: the cash value accumulation test
                       and the guideline premium test. These are called death
You'll find more       benefit qualification tests. The test you choose will
about the death        generally depend on the amount of premiums you want to
benefit starting on    pay. In general, you should choose the cash value
page 18.               accumulation test if you do not want to limit the
                       amount of premiums you can pay into your policy.

                       You cannot change your death benefit qualification test. But you can change your death benefit option and increase or decrease your policy's face amount (with certain restrictions) while your policy is in force. Any of these changes may affect your policy charges.

                       Optional riders
                       There are five optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy.

                      ---------------------------------------------------------
How premiums work      Deductions from your premiums
                       We deduct a premium load from each premium payment you
Your policy gives      make. The premium load is made up of a sales load, a
you the flexibility    state and local tax charge, and a federal tax charge.
to choose the
amount and             Limits on the premium payments you can make
frequency of your      Federal tax law puts limits on the premium payments you
premium payments,      can make in relation to your policy's death benefit. We
within certain         may refuse all or part of a premium payment you make,
limits. Your           or remove all or part of a premium from your policy and
planned periodic       return it to you under certain circumstances.
premium must be for
at least $50.

You'll find more
about how premiums
work starting on
page 26.

                      ---------------------------------------------------------
Your policy's          Accumulated value is the value of your policy on any
accumulated value      business day. It is not guaranteed - it depends on the
                       performance of the investment options you've chosen,
Accumulated value      the premium payments you've made, policy charges, and
is used as the         how much you've borrowed or withdrawn from the policy.
basis for
determining policy     Monthly deductions
benefits and           We deduct a monthly charge from your policy's
charges. If there      accumulated value on each monthly payment date. The
is not enough          charge is made up of cost of insurance, an
accumulated value      administrative charge, and a mortality and expense risk
to cover policy        charge. If you add any riders, we'll add any charges
charges, your          for them to your monthly charge.
policy could lapse.
                       Lapsing and reinstatement

                    If there is not enough accumulated value to cover the
You'll find more       monthly charge on the day we make the deduction, your
about accumulated      policy may lapse - which means you'll no longer have
value starting on      any insurance coverage. If your policy is in danger of
page 30.               lapsing, we'll give you a grace period of 61 days to

                       pay the required premium. If your policy lapses at the end of the grace period, you have five years from the day it lapses to apply for a reinstatement.

AN OVERVIEW OF PACIFIC SELECT ESTATE PRESERVER V

                      ---------------------------------------------------------

Your investment        You can choose from 33 variable investment options,
options                each of which invests in a corresponding portfolio of
                       the Pacific Select Fund. We're the investment adviser
The investment         for the Pacific Select Fund. We oversee the management
options you choose     of all the fund's portfolios and manage two of the
will affect your       portfolios directly. We've retained other portfolio
policy's               managers to manage the other portfolios. The value of
accumulated value,     each portfolio will fluctuate with the value of the
and may affect the     investments it holds, and returns are not guaranteed.
death benefit.


Your policy's          You can also choose from two fixed options, the Fixed
accumulated value      account and the Fixed LT account, both of which provide
may be allocated to    a guaranteed minimum annual interest rate of 3%. During
up to 20 investment    the first 10 policy years, a portion of any allocation
options at any one     you make to the Fixed LT account will earn a higher
time.                  guaranteed minimum annual interest rate of 4.5%. We may
                       offer a higher interest rate. If we do, we'll guarantee
                       that rate for one year.
Please review the
investment options     We allocate your premium payments and accumulated value
carefully and ask      to the investment options you choose. Your policy's
your registered        accumulated value will fluctuate depending on the
representative to      investment options you've chosen. You bear the
help you choose the    investment risk of any variable investment options you
right ones for your    choose.
goals and risk
tolerance.             In some states we'll hold your premium payments in the
                       Money Market investment option until the free look

                    transfer date. Please turn to Your right to cancel for
You'll find more       details.
about the
investment options
starting on page       Transferring among investment options
35.                    You can transfer among the investment options during

                       the life of your policy without paying any current income tax. There is currently no charge for transfers.

                       You can make as many transfers as you like between variable investment options. You can also make automatic transfers from one variable investment option to another using our dollar cost averaging or portfolio rebalancing program. These programs are not available for the fixed options.

                       You can only make one transfer from each fixed option in any 12-month period. For the Fixed account, each transfer may be no more than $5,000 or 25% of the accumulated value in the Fixed account, whichever is greater. For the Fixed LT account, each transfer may be no more than $5,000 or 10% of the accumulated value in the Fixed LT account, whichever is greater. You can only transfer to the Fixed LT account in the policy month right before each policy anniversary. We reserve the right, in our sole discretion, to waive the transfer restrictions on the fixed options.


                       The restrictions for transfers from the Fixed LT account are temporarily waived during the first policy year. You will be permitted to transfer any amount out of the Fixed LT account at any time during the first twelve policy months. We reserve the right to discontinue this waiver at any time. However, if the waiver is in effect on the date you sign the application for your policy, the waiver on transfer restrictions will remain in effect for your first policy year.


You'll find out        You can also make automatic transfers from the Fixed
more about our         account to other investment options during the first
automatic transfer     policy year using our first year transfer program.
programs starting
on page 41.

                      ---------------------------------------------------------
Withdrawals,           You can take out all or part of your policy's
surrenders and         accumulated value while your policy is in force by
loans                  making withdrawals or surrendering your policy. You can
                       take out a loan from us using your policy as security.
Making a               You can also use your policy's loan and withdrawal
withdrawal, taking     features to supplement your income, for example, during
out a loan or          retirement.
surrendering your
policy can change      Making withdrawals
your policy's tax      You can withdraw part of your policy's net cash
status, generate       surrender value starting on your policy's first
taxable income, or     anniversary. This reduces your policy's accumulated
make your policy       value and could affect the face amount and death
more susceptible to    benefit.
lapsing. Be sure to
plan carefully         Taking out a loan
before using these     You can take out a loan from us using your policy's
policy benefits.       accumulated value as security. You pay interest on the
                       amount you borrow at an annual rate of 3.25%. The

                    accumulated value used to secure your loan is set aside
You'll find more       in a loan account, where it earns interest at an annual
about withdrawals,     rate of at least 3%.
surrenders and
loans starting on      The amount in the loan account is not available to help
page 43.               pay for any policy charges. Taking out a loan affects

                       the accumulated value of your policy because the amount set aside in the loan account misses out on the potential earnings available through the investment options.

                       Surrendering your policy
                       You can surrender or cash in your policy for its net cash surrender value while either of the two people insured by the policy is still living. If you surrender your policy during the first 10 policy years, we'll apply a surrender charge.

                      ---------------------------------------------------------
Variable life          Your beneficiary generally will not have to pay federal
insurance and your     income tax on death benefit proceeds. You'll also
taxes                  generally not be taxed on any or all of your policy's
                       accumulated value unless you receive a cash

                    distribution by making a withdrawal or surrendering
There are tax          your policy.
issues to consider
when you own a life    If your policy is a modified endowment contract, all
insurance policy.      distributions you receive during the life of the policy
These are described    may be subject to tax and a 10% penalty.
in detail starting
on page 52.


                      ---------------------------------------------------------
About Pacific Life     Pacific Life is a life insurance company based in
                       California. We issue the policies. Pacific Select
When you buy a life    Distributors, Inc., our subsidiary, is the distributor
insurance policy,      of the policies.
you're relying on
the insurance          How our accounts work
company that issues    We put your premium payments in our general and
it to be able to       separate accounts. We own the assets in our accounts
meet its financial     and make the allocations to the investment options
obligations to you.    you've chosen.


                    Amounts allocated to the fixed options are held in our
You'll find more       general account. Our general account includes all of
about Pacific Life,    our assets, except for those held in our separate
and our strength as    accounts. Our ability to meet our obligations under the
a company, starting    policy is backed by our strength as an insurance
on page 56.            company.


We may use any
profit derived from
any charges under      Amounts allocated to the variable investment options
the policy for any     are held in our separate account. The assets in this
lawful purpose,        account are kept separate from the assets in our
including our          general account and our other separate accounts, and
distribution and       are protected from our general creditors.
administrative
expenses.

AN OVERVIEW OF PACIFIC SELECT ESTATE PRESERVER V
                            This section of the overview explains the fees and expenses associated with your
                            Pacific Select Estate Preserver V Policy.

Understanding policy        ------------------------------------------------------------------------------------
expenses and cash flow
                                     --------------------
The chart to the                        Your premium
right illustrates                       You make a
how cash normally                       premium
flows through a                         payment          ------------------------------------------------
Pacific Select Estate                                                                                    v
Preserver V policy.                  --------------------                                       ------------------
                                                                                                  We deduct a
The dark shaded                      --------------------                                         premium load
boxes show the                          Net premium
fees and expenses                       We allocate the                                         ------------------
you pay directly                        net premium to
or indirectly under                     the investment   ------------------------------------------------
your policy. These                      options you
are explained in                        choose
the pages that follow.               --------------------
                                     v                   v
In some states we'll        ------------------     -----------------       ------------------        -----------------
hold your net premium        Fixed options          Variable                Pacific Select            The fund
payments in the Money                               investment              Fund                      deducts
Market investment            We hold                options                                           advisory fees
option until the free        amounts you                              ---   The variable        ---   and other fund
look transfer date.          allocate to these      We hold                 investment                expenses from
Please turn to Your          options in our         amounts you             options invest            the portfolios
right to cancel for          general account        allocate to these       in the fund's
details.                                            options in our          portfolios
                                                    separate account
                            ------------------     -----------------       ------------------        -----------------

                                                                                                     -----------------
                                                                                                      We deduct:
                                                                                                      . cost of
                                                                                                        insurance
                                                                                                      . administrative
                                                                       We make monthly deductions       charge
                                                                       --------------------------     . mortality and
                                                                                                      . expense risk
                                                                                                        charge
                                                                                                      . rider charges
                                                         v                                           -----------------
                            ------------------     -----------------                                 -----------------
                             Loan account           Accumulated                                       We deduct a
                                                    value              If you make a withdrawal       withdrawal charge
                             Accumulated       ---                     ------------------------
                             value set aside        The total value
                             to secure a            of your policy
                             policy loan
                            ------------------     -----------------                                 -----------------

                                                                                                     -----------------

                                                                 If you surrender your policy         We deduct
                                                                 during the first 10 policy years     a surrender charge
                                                                 --------------------------------
                                                                                                     -----------------


                      ---------------------------------------------------------
Deductions from        We deduct a premium load from each premium payment you
your premiums          make. The load is made up of three charges:



An example
                       Sales load - 4.25% of each premium payment that does
For a policy that      not exceed the sum of 10 sales load targets, and
insures a male non-    reduced to 2.25% thereafter. The sales load targets are
smoker and a female    based on your policy's guideline annual premium, and
non-smoker, each of    the risk classification and age of both people insured
whom is age 50 when    by the policy. The sum of the 10 sales load targets for
the policy is          your policy is shown in your policy specification
issued, with a face    pages.

amount of
$2,000,000, the        State and local tax charge - 2.35% of each premium
sales load target      payment.
is $31,380 if the
policy has death       Federal tax charge - 1.50% of each premium payment.
benefit Option A,
Option C or Option
D. If the policy
has death benefit
Option B, the sales
load target is
$40,780.

The premium load is
explained in more
detail on page 27.

                      ---------------------------------------------------------
Deductions from        We deduct a monthly charge from your policy's
your policy's          accumulated value in the investment options on each
accumulated value      monthly payment date. This charge is made up of three
                       charges:

The monthly charge     Cost of insurance - We deduct a cost of insurance
is explained in        charge based on the cost of insurance rate for your
more detail            policy's initial face amount and for each increase you
starting on page       make to the face amount. We calculate this charge by
30.                    multiplying the current cost of insurance rate by a

                       discounted net amount at risk at the beginning of each
An example             policy month. When the younger of the two people
For a policy that      insured by the policy reaches age 100, the cost of
insures a male non-    insurance charge is zero -- in other words, you no
smoker and a female    longer pay any cost of insurance charge.
non-smoker, each of
whom is age 50 when    Administrative charge - We deduct a charge of $10 a
the policy is          month. When the younger of the two people insured by
issued, with:          the policy reaches age 100, the administrative charge
                       is zero -- in other words, you no longer pay any
 . a face amount of     administrative charge.
  $2,000,000
                       Mortality and expense risk charge - The mortality and
 . accumulated          expense risk charge varies depending on your policy's
  value of $60,000     face amount, the age and risk classification of both
  after deducting      people insured on the policy date, and accumulated
  any outstanding      value. We deduct a charge based on your policy's
  loan amount.         initial face amount and on each increase to the face
                       amount. It's made up of two charges:
The monthly charge
for the M&E risk       . The M&E risk face amount charge, which we deduct
face amount charge       every month during the first 10 policy years at a
is $642.10               rate that is based on the age and risk classification
((($2,000,000 /          of both people insured by the policy on the policy
1,000) X 0.3123)         date and each $1,000 of the initial face amount of
plus $17.50) if the      your policy plus a flat amount of $17.50. If you
policy has death         increase your policy's face amount, the charge for
benefit Option A,        the amount of the increase is based on the age and
Option C or Option       risk classification of both people insured by the
D. If the policy         policy on the day of the increase. During policy
has death benefit        years 11 through 20, we may deduct a face amount
Option B, the M&E        charge of $17.50 per month.
risk face amount
charge is $820.50      . The M&E risk asset charge, which we deduct every
((($2,000,000 /          month at an annual rate of:
1,000) X 0.4015)
plus $17.50).            . 0.45% (0.0375% monthly), of the first $25,000 of
                           your policy's accumulated value in the investment
The monthly charge         options, plus
for the M&E risk
asset charge is          . 0.05% (0.0042% monthly) of the accumulated value in
$10.01 (($25,000 X         the investment options that exceeds $25,000.
0.0375%) plus
($15,000 X             For the purposes of this charge, accumulated value is
0.0042%)).             calculated on the monthly payment date before we deduct
                       the monthly charge, but after we deduct any outstanding

                    loan amount or allocate any new net premiums,
The monthly charge     withdrawals or loans. When the person insured by the
for the M&E risk       policy reaches age 100, the annual rate is 0% -- in
face amount charge     other words, you no longer pay this charge.
will never exceed
$8.00 per $1,000 of    Riders - If you add any riders to your policy, we add
coverage segment       any charges for them to your monthly charge.
plus a flat amount
of $17.50.

AN OVERVIEW OF PACIFIC SELECT ESTATE PRESERVER V

                      ---------------------------------------------------------
Withdrawal and         You can withdraw part of your policy's net cash
surrender charges      surrender value at any time starting on your policy's
                       first anniversary. There is a $25 charge for each

                    withdrawal you make. We deduct this charge
Withdrawal and         proportionately from all of your investment options.
surrender charges,
and the Estate tax     If you surrender or cash in your policy, or decrease
waiver of surrender    its face amount, during the first 10 years of owning
charge rider, are      the policy, we'll deduct a surrender charge.
explained in more
detail on pages 43     Subject to state availability, your policy has an
and 49.                Estate tax waiver of surrender charge rider. This rider
                       gives you a conditional right to surrender the policy
An example             without paying any surrender charge.


For a policy:          Please refer to your policy and any supplemental
 . that insures a       schedule of benefits for maximum surrender charges.
  male non-smoker
  and a female
  non-smoker, each
  of whom is age
  50 when the
  policy is issued
 . has an initial
  face amount of
  $2,000,000.

For death benefit
Option A, Option C
or Option D, the
surrender charge
is:

 . $21,960 in the
  first policy year
  (($2,000,000 /
  1,000) X $10.98)
 . $17,080.14 at the
  end of the third
  policy year
  (($21,960 -
  ($21,960 X
  0.9259%
  X 24 months))

For death benefit
Option B, the
surrender charge
is:

 . $28,540 in the
  first policy year
  (($2,000,000 /
  1,000) X $14.27)
 . $22,197.96 at the
  end of
  the third policy year
  (($28,540 -
  ($28,540 X
  0.9259%
  X 24 months))

The most we will
assess on any
surrendered
coverage segment is
$55.00 per $1,000
of face amount.

                      ---------------------------------------------------------

Transfer charges       Currently, there is no charge for making a transfer
                       among your investment options, but in the future we may charge you $25 per transfer. You will always be permitted at least 12 free transfers per policy year.

                      ---------------------------------------------------------
Fees and expenses      The Pacific Select Fund pays advisory fees and other
paid by the            expenses. These are deducted from the assets of the
Pacific Select Fund    fund's portfolios and may vary from year to year. They
                       are not fixed and are not part of the terms of your

                    policy. If you choose a variable investment option,
You'll find more       these fees and expenses affect you indirectly because
about the Pacific      they reduce portfolio returns.
Select Fund
starting on page       Advisory fee
35, and in the         Pacific Life is the investment adviser to the fund. The
fund's prospectus,     fund pays an advisory fee to us for these services. The
which accompanies      table below shows the advisory fee as a annual
this prospectus.       percentage of each portfolio's average daily net

                   assets.

                    Other expenses



                    The table below shows the advisory fee and fund expenses as an annual percentage of each portfolio's average daily net assets, based on the year 2000 unless otherwise noted. To help limit fund expenses, effective July 1, 2000 Pacific Life contractually agreed to waive all or part of its investment advisory fees or otherwise reimburse each portfolio for operating expenses (including organizational expenses, but not including advisory fees, additional costs associated with foreign investing and extraordinary expenses) that exceed an annual rate of 0.10% of its average daily net assets. Such waiver or reimbursement is subject to repayment to us to the extent such expenses fall below the 0.10% expense cap. Any amounts repaid to us will have the effect of increasing such expenses of the portfolio, but not above the 0.10% expense cap. For each portfolio, our right to repayment of amounts waived and/or reimbursed is limited to amounts that do not cause such expenses to exceed the new 0.10% expense cap. There is no guarantee that Pacific Life will continue to cap expenses after December 31, 2002. In 2000, Pacific Life reimbursed approximately $13,202 to the I-Net Tollkeeper Portfolio, $36,311 to the Strategic Value Portfolio, $34,134 to the Focused 30 Portfolio and $27,505 to the Small-Cap Index Portfolio.



                 -------------------------------------------------------------------------------------
                                                                               Less
                                           Advisory Other    12b-1    Total    adviser's     Total net
                 Portfolio                 fee      expenses amounts+ expenses reimbursement expenses
                 -------------------------------------------------------------------------------------
                                                   As an annual % of average daily net assets
                 Blue Chip/1/              0.95     0.06     --       1.01      --           1.01
                 Aggressive Growth/1/      1.00     0.06     --       1.06      --           1.06
                 Emerging Markets/2/       1.10     0.21     --       1.31      --           1.31
                 Diversified Research/2/   0.90     0.08     0.01     0.99      --           0.99
                 Small-Cap Equity/2/       0.65     0.05     --       0.70      --           0.70
                 International Large-Cap   1.05     0.12     --       1.17      --           1.17
                 I-Net Tollkeeper/2/,/3/   1.40     0.13     --       1.53     (0.02)        1.51
                 Financial Services/1/     1.10     0.15     --       1.25     (0.05)        1.20
                 Health Sciences/1/        1.10     0.11     --       1.21     (0.01)        1.20
                 Technology/1/             1.10     0.08     --       1.18      --           1.18
                 Telecommunications/1/     1.10     0.08     --       1.18      --           1.18
                 Multi-Strategy            0.65     0.04     --       0.69      --           0.69
                 Large-Cap Core/2/         0.65     0.04     0.01     0.70      --           0.70
                  (formerly Equity Income)
                 Strategic Value           0.95     0.49     --       1.44     (0.39)        1.05
                 Growth LT                 0.75     0.04     --       0.79      --           0.79
                 Focused 30                0.95     0.42     --       1.37     (0.32)        1.05
                 Mid-Cap Value/2/          0.85     0.03     0.10     0.98      --           0.98
                 International Value       0.85     0.11     --       0.96      --           0.96
                 Capital Opportunities/1/  0.80     0.06     --       0.86      --           0.86
                 Mid-Cap Growth/1/         0.90     0.06     --       0.96      --           0.96
                 Global Growth/1/          1.10     0.19     --       1.29      --           1.29
                 Equity Index              0.25     0.04     --       0.29      --           0.29
                 Small-Cap Index/2/        0.50     0.13     --       0.63     (0.02)        0.61
                 REIT                      1.10     0.04     --       1.14      --           1.14
                 Inflation Managed/2/      0.60     0.05     --       0.65      --           0.65
                 Managed Bond/2/           0.60     0.05     --       0.65      --           0.65
                 Money Market              0.34     0.04     --       0.38      --           0.38
                 High Yield Bond/2/        0.60     0.05     --       0.65      --           0.65
                 Equity Income/1/          0.95     0.15     --       1.10     (0.05)        1.05
                 Research/1/               1.00     0.12     --       1.12     (0.02)        1.10
                 Equity                    0.65     0.04     --       0.69      --           0.69
                 Aggressive Equity/2/      0.80     0.04     0.02     0.86      --           0.86
                 Large-Cap Value/2/        0.85     0.05     0.05     0.95      --           0.95
                 -------------------------------------------------------------------------------------


                    /1/ Expenses are estimated. There were no actual advisory
                        fees or expenses for these portfolios in 2000 because the portfolios started after December 31, 2000.


                    /2/ Total adjusted net expenses for these portfolios,
                        after deduction of an offset for custodian credits and the 12b-1 recapture were: 1.30% for Emerging Markets Portfolio, 0.98% for Diversified Research Portfolio, 0.69% for Small-Cap Equity Portfolio, 1.50% for I-Net Tollkeeper Portfolio (adjusted for the reduced advisory fee rate/3/), 0.69% for Large-Cap Core Portfolio, 0.88% for Mid-Cap Value Portfolio, 0.60% for Small-Cap Index Portfolio, 0.62% for Inflation Managed Portfolio, 0.64% for Managed Bond Portfolio, 0.64% for High Yield Bond Portfolio, 0.84% for Aggressive Equity Portfolio and 0.90% for Large-Cap Value Portfolio.


                    /3/ Effective January 1, 2002, advisory fee is reduced
                        from the annual rate of 1.50% of average daily net assets to 1.40%.


                    + The fund has a brokerage enhancement 12b-1 plan under which brokerage transactions, subject to best price and execution, may be placed with certain broker-dealers in return for credits, cash or other compensation ("recaptured commissions"). While a portfolio pays the cost of brokerage when it buys or sells a portfolio security, there are no fees or charges to the fund under the plan. Recaptured commissions may be used to promote and market fund shares and the distributor may therefore defray expenses for distribution that it might otherwise incur. The SEC staff requires that the amount of recaptured commissions be shown as an expense in the chart above.

PACIFIC SELECT ESTATE PRESERVER V BASICS

                       When you buy a Pacific Select Estate Preserver V life insurance policy, you're entering into a contract with Pacific Life Insurance Company. Your contract with us is made up of your application, your policy, applications to change or reinstate the policy, any amendments, riders or endorsements to your policy, and specification pages.

Policy amendments      When we approve your signed application, we'll issue
and endorsements       your policy. If your application does not meet our
are a part of your     underwriting and administrative requirements, we can
policy and confirm     reject it or ask you for more information. Once we
changes you or we      receive your first premium payment, and any contractual
make to the policy.    and administrative requirements have been met, we'll
                       consider your policy to be in force. Our obligations
Specification pages    under the policy begin when the policy is in force and
summarize              has been delivered to you.
information
specific to your       Your policy will be in force until one of the following
policy at the time     happens:
the policy is          . both people insured by the policy die
issued.                . the grace period expires and your policy lapses, or
                       . you surrender your policy.
Riders provide
extra benefits,        If your policy is not in force when both people insured
some at additional     by the policy die, we are not obligated to pay the
cost. Not all          death benefit proceeds to your beneficiary.
riders are
available in every     Pacific Select Estate Preserver V is a last survivor
state and some         flexible premium variable life insurance policy that
riders may only be     insures the lives of two people and pays death benefit
added when you         proceeds after both people have died.
apply for your
policy.                Under a flexible premium life insurance policy, you
                       have the flexibility to choose the amount and frequency
Last survivor life     of your premium payments. You must, however, pay enough
insurance may be       premiums to cover the ongoing cost of policy benefits.
appropriate for two
spouses who want to    A premium load is deducted from each premium payment
provide a death        you make. The resulting net premium is allocated to the
benefit for their      investment options you choose, and becomes part of your
children.              policy's accumulated value.

This may not be the    Charges are deducted from the accumulated value each
right kind of          month to help cover the cost of the policy's death
policy for someone     benefit and other expenses. If there is not enough
who wants to           accumulated value to cover the monthly charge on the
provide a death        day we make the deduction, your policy may lapse after
benefit for his or     a grace period - which means you'll no longer have any
her spouse. In that    insurance coverage.
case, a policy that
insures a single       Investment earnings will increase your policy's
life may be more       accumulated value, while investment losses will
appropriate.           decrease it. The premium payments you'll be required to
                       make to keep your policy in force will be influenced by
Please discuss your    the investment results of the investment options you've
insurance needs and    chosen.
financial
objectives with
your registered
representative.

In some states
we'll hold your net
premium payments in
the Money Market
investment option
until the free look
transfer date.
Please turn to Your
right to cancel for
details.

                      ---------------------------------------------------------
Owners, people         Owners
insured by the         The owner is the person named on the application who
policy, and            makes the decisions about the policy and its benefits
beneficiaries          while it's in force. You can own a policy by yourself
                       or with someone else. Two or more owners are called
                       joint owners. You need the signatures of all owners for
Please consult your    all policy transactions.
financial advisor
or a lawyer about      If one of the joint owners dies, the surviving owners
designating            will hold all rights under the policy. If the last
ownership              joint owner dies, his or her estate will own the policy
interests.             unless you've given us other instructions.

                       A policy can also be owned by an institution, trust,
                       corporation or group or sponsored arrangement. These
If you would like      owners often buy more than one policy, which may
to change the owner    qualify them for reduced charges or lower premium
of your policy,        payments.
please contact us
or your registered     We may reduce or waive the sales load or surrender
representative for     charges on policies sold to our directors or employees,
a change of owner      to any of our affiliates, or to trustees, employees or
form. We can           affiliates of the fund.
process the change
only if we receive     You can change the owner of your policy by completing a
your instructions      change of owner form. Once we've received and recorded
in writing.            your request, the change will be effective as of the
                       day you signed the change of owner form.

                       People insured by the policy
                       This policy insures the lives of two people who are between the ages of 20 and 90 at the time you apply for your policy, and who have given us satisfactory evidence of insurability. Your policy refers to these people as the insureds. The policy pays death benefit proceeds after both of these people have died.

Risk classes are       Each person to be insured by the policy is assigned an
usually based on       underwriting or insurance risk class which we use to
age, gender, health    calculate cost of insurance and other charges. We
and whether or not     normally use the medical or paramedical underwriting
the person to be       method to assign underwriting or insurance risk
insured by the         classes, which may require a medical examination. We
policy smokes. Most    may, however, use other forms of underwriting if we
insurance companies    think it's appropriate.
use similar risk
classification         When we use a person's age in policy calculations, we
criteria.              generally use his or her age as of the nearest policy
                       date, and we add one year to this age on each policy
When we refer to       anniversary date. For example, when we talk about
age throughout this    someone "reaching age 100", we're referring to the
prospectus, we're      policy anniversary date closest to that person's 100th
using the word as      birthday, not to the day when he or she actually turns
we've defined it       100.
here, unless we
tell you otherwise.

PACIFIC SELECT ESTATE PRESERVER V BASICS

                       Beneficiaries
                       The beneficiary is the person, people, entity or
If you would like      entities you name to receive the death benefit
to change the          proceeds. Here are some things you need to know about
beneficiary of your    naming beneficiaries:
policy, please
contact us or your     . You can name one or more primary beneficiaries who
registered               each receive an equal share of the death benefit
representative for       proceeds unless you tell us otherwise. If one
a change of              beneficiary dies, his or her share will pass to the
beneficiary form.        surviving primary beneficiaries in proportion to the
We can process the       share of the proceeds they're entitled to receive,
change only if we        unless you tell us otherwise.
receive your
instructions in        . You can also name a contingent beneficiary for each
writing.                 primary beneficiary you name. The contingent
                         beneficiary will receive the death benefit proceeds if the primary beneficiary dies.

                       . You can choose to make your beneficiary permanent
                         (sometimes called irrevocable). You cannot change a permanent beneficiary's rights under the policy without his or her permission.

                       . If none of your beneficiaries is still living when
                         the death benefit proceeds are payable, you as the policy owner will receive the proceeds. If you're no longer living, the proceeds will go to your estate.

                       . You can change your beneficiary at any time while
                         either person insured by the policy is still living, and while the policy is in force. The change will be effective as of the day you signed the change of beneficiary form.

                      ---------------------------------------------------------
Policy date,           Your policy date
monthly payment        This is usually the day we approve your policy
date, policy           application. It's also the beginning of your first
anniversary date       policy year. Your policy's monthly, quarterly, semi-
                       annual and annual anniversary dates are based on your
                       policy date.
In Massachusetts,
the policy date is     The policy date is set so that it never falls on the
known as the issue     29th, 30th or 31st of any month. We'll apply your first
date.                  premium payment as of your policy date or as of the day
                       we receive your premium, whichever is later.

                       Backdating your policy
In Ohio, your          You can have your policy backdated up to six months, as
policy can be          long as we approve it. Backdating in some cases may
backdated only         lower your cost of insurance rates since these rates
three months.          are based on the ages of the people insured by the
                       policy. Your first premium payment must cover the premium load and monthly charges for the period between the backdated policy date and the day your policy is issued.

                       Your monthly payment date
                       This is the day we deduct the monthly charges from your policy's accumulated value. The first monthly payment date is your policy date, and it's the same day each month thereafter. Monthly charges are explained in the section called Your policy's accumulated value.

                       Your policy anniversary date
                       This is the same day as your policy date every year after we issue your policy. A policy year starts on your policy date and each anniversary date, and ends on the day before the next anniversary date.

                      ---------------------------------------------------------
Statements and         We send the following statements and reports to policy
reports                owners:
we'll send you
                       . a confirmation for many financial transactions,
                         usually including premium payments and transfers,
                         loans, loan repayments, withdrawals and surrenders.
                         Monthly deductions and scheduled transactions made
We can create            under the dollar cost averaging and portfolio
customized               rebalancing programs are reported on your quarterly
hypothetical             policy statement.
illustrations of
benefits under your    . a quarterly policy statement. The statement will tell
policy based on          you the accumulated value of your policy by
different                investment option, cash surrender value, the amount
assumptions.             of the death benefit, the policy's face amount, and
                         any outstanding loan amount. It will also include a
We'll send you one       summary of all transactions that have taken place
policy illustration      since the last quarterly statement, as well as any
free of charge each      other information required by law.
policy year if you
ask for one. We        . supplemental schedules of benefits and planned
reserve the right        periodic premiums. We'll send these to you if you
to charge $25 for        change your policy's face amount or change any of the
additional               policy's other benefits.
illustrations.
                       . financial statements, at least annually or as
                         required by law, of the separate account and Pacific
                         Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund.

                      ---------------------------------------------------------
Your right to          During the free look period, once your policy is in
cancel                 force you have the right to cancel (or refuse) your
                       policy and return it to us or your registered
There are special      representative for a refund.
rules for the free
look period in         The amount of your refund may be more or less than the
certain states.        premium payments you've made, depending on the state
Here are some          where you signed your application. We'll always deduct
examples:              any outstanding loan amount from the amount we refund
 . In California the    to you.
  free look period
  ends 30 days         You'll find a complete description of the free look
  after you receive    period that applies to your policy on the policy's
  your policy if       cover sheet, or on a notice that accompanied your
  you're 60 years      policy. Generally, the free look period ends on the
  old or over or if    latest of the following:
  you're replacing
  another life         . 10 days after you receive your policy (20 days for
  insurance policy.      many states if you are replacing another life
 . In Colorado the        insurance policy)
  free look period     . 10 days after we mail or deliver this prospectus
  ends after 15          which includes a notice of your right of withdrawal
  days.                . 45 days after you complete and sign your policy
 . In North Dakota        application.
  the free look
  period ends after    In most states, your refund will be based on the
  20 days.             accumulated value of your policy. In these states,
 . Pennsylvania         we'll allocate your net premiums to the investment
  requires that you    options you've chosen. If you exercise your right to
  exercise your        cancel, your refund will be:
  right to cancel
  your policy          . any charges or taxes we've deducted from your
  within 10 days         premiums
  after you receive    . the net premiums allocated to the fixed options
  it, regardless of    . the accumulated value allocated to the variable
  the date you           investment options
  signed your          . any monthly charges and fees we've deducted from your
  application.           policy's accumulated value in the variable investment
                         options.
Please call us or
your registered        In some states we're required to refund the premium
representative if      payments you've made. If you sign your application in
you have questions     one of these states, we'll hold the net premiums in the
about your right to    Money Market investment option until the free look
cancel your policy.    transfer date. On that day, we'll transfer the
                       accumulated value in the Money Market investment option to the investment options you've chosen.

                       The free look transfer date is the latest of the following:

                       . 15 days after we issue your policy
                       . 45 days after you complete and sign your policy
                         application
                       . the day we receive your minimum initial premium . when we consider your policy to be in force.

PACIFIC SELECT ESTATE PRESERVER V BASICS

                      ---------------------------------------------------------
Timing of payments,    Effective date
forms and requests     Once your policy is in force, the effective date of
                       payments, forms and requests you send us is usually
A business day,        determined by the day and time we receive the item in
called a valuation     proper form at the mailing address that appears on the
date in your           back cover of this prospectus.
policy, is any day
that the New York      Planned periodic premium payments, loan requests,
Stock Exchange and     transfer requests, loan payments or withdrawal or
our life insurance     surrender requests that we receive in proper form
client services        before 4:00 p.m. Eastern time on a business day will
offices are open.      normally be effective as of the end of that day, unless
It usually ends at     the transaction is scheduled to occur on another
4:00 p.m. Eastern      business day. If we receive your payment or request on
time.                  or after 4:00 p.m. Eastern time on a business day, your
                       payment or request will be effective as of the end of
The New York Stock     the next business day. If a scheduled transaction falls
Exchange is usually    on a day that is not a business day, we'll process it
closed on weekends     as of the end of the next business day.
and on the
following days:        Other forms, notices and requests are normally
 . New Year's Day,      effective as of the next business day after we receive
  Martin Luther        them in proper form, unless the transaction is
  King, Jr. Day,       scheduled to occur on another business day. Change of
  President's Day,     owner and beneficiary forms are effective as of the day
  Good Friday,         you sign the change form, once we receive them in
  Memorial Day,        proper form.
  July Fourth,
  Labor Day,           Proper form
  Thanksgiving Day     We'll process your requests once we receive all
  and Christmas        letters, forms or other necessary documents, completed
  Day,                 to our satisfaction. Proper form may require, among
and                    other things, a signature guarantee or some other proof
 . the Friday before    of authenticity. We do not generally require a
  New Year's Day,      signature guarantee, but we may ask for one if it
  July Fourth or       appears that your signature has changed, if the
  Christmas Day if     signature does not appear to be yours, if we have not
  that holiday         received a properly completed application or
  falls on a           confirmation of an application, or for other reasons to
  Saturday             protect you and us.
 . the Monday
  following New        When we make payments and transfers
  Year's Day, July     We'll normally send the proceeds of transfers,
  Fourth or            withdrawals, loans, surrenders, exchanges and death
  Christmas Day if     benefit payments within seven days after the effective
  that holiday         date of the request in proper form. We may delay
  falls on a Sunday    payments and transfers, or the calculation of payments
unless unusual         and transfers based on the value in the variable
business conditions    investment options under unusual circumstances, for
exist, such as the     example, if:
ending of a monthly
or yearly              . the New York Stock Exchange closes on a day other
accounting period.       than a regular holiday or weekend
                       . trading on the New York Stock Exchange is restricted
Our client services    . an emergency exists as determined by the SEC, as a
offices are also         result of which the sale of securities is not
usually closed on        practicable, or it is not practicable to determine
the following days:      the value of a variable account's assets, or
 . the Monday before    . the SEC permits a delay for the protection of policy
  New Year's Day,        owners.
  July Fourth, or
  Christmas Day, if    We may delay transfers and payments from the fixed
  any of these         options, including the proceeds from withdrawals,
  holidays falls on    surrenders and loans, for up to six months. We'll pay
  a Tuesday            interest at an annual rate of at least 3% on any
                       withdrawals or surrender proceeds from the fixed
                       options that we delay for 30 days or more.
 . the Tuesday
  before Christmas     We pay interest at an annual rate of at least 3% on
  Day if that          death benefit proceeds, calculated from the day the
  holiday falls on     last surviving person insured by the policy dies to the
  a Wednesday          day we pay the proceeds.
 . the Friday after
  New Year's Day,
  July Fourth or
  Christmas Day, if
  any of these
  holidays falls on
  a Thursday
 . the Friday after
  Thanksgiving.

Call us or contact
your registered
representative if
you have any
questions about the
proper form
required for a
request.

To request payment
of death benefit
proceeds, send us
proof of death and
payment
instructions.

                      ---------------------------------------------------------
Telephone and          You can make loans or transfers, and give us
electronic             instructions regarding the dollar cost averaging
transactions           program or portfolio rebalancing program, by telephone
                       any time after the free look period as long as we have
Please ask your        your signed authorization form on file.
registered
representative for     Certain registered representatives are able to give us
more information       instructions electronically if authorized by you. You
regarding              may appoint your registered representative to give us
electronic             instructions on your behalf by completing and filing a
transactions.          telephone and electronic authorization form with us.

                       Here are some things you need to know about telephone and electronic transactions:

                       . You must complete a telephone and electronic
                         authorization form.
                       . If your policy is jointly owned, all joint owners
                         must sign the telephone and electronic authorization. We'll take instructions from any owner or anyone you appoint.
                       . We may use any reasonable method to confirm that your
                         telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

                       We'll send you a written confirmation of each telephone and electronic transaction.

                       Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next business day or when service has resumed.

                       When you send us your telephone and electronic authorization form, you agree that:

                       . we can accept and act upon instructions you or anyone
                         you appoint give us over the telephone or electronically
                       . neither we, any of our affiliates, the Pacific Select
                         Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures
                       . you bear the risk of any loss that arises from your
                         right to make loans or transfers over the telephone or electronically.

THE DEATH BENEFIT

                       We'll pay death benefit proceeds to your beneficiary after the last surviving person insured by the policy dies while the policy is still in force. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

Your policy's          This policy offers four death benefit options, Options
initial amount of      A, B, C and D. The option you choose will generally
insurance coverage     depend on which is more important to you: a larger
is its initial face    death benefit or building the accumulated value of your
amount. We             policy.
determine the face
amount based on        This policy offers two ways to calculate the guideline
instructions           minimum death benefit: the cash value accumulation test
provided in your       and the guideline premium test. These are called death
application.           benefit qualification tests. The test you choose will
                       generally depend on the amount of premiums you want to
The minimum face       pay.
amount when a
policy is issued is    Here are some things you need to know about the death
usually $100,000,      benefit:
but we may reduce
this in some           . You choose your death benefit option and death
circumstances.           benefit qualification test on your policy
                         application.
You'll find your
policy's face          . If you do not choose a death benefit option, we'll
amount, which            assume you've chosen Option A.
includes any
increases or           . If you do not choose a death benefit qualification
decreases, in the        test, we'll assume you've chosen the guideline
specification pages      premium test.
in your policy.
                       . The death benefit will always be the greater of the
                         death benefit under the option you choose or the guideline minimum death benefit, calculated using the death benefit qualification test you've chosen.

                       . The death benefit will never be lower than the face
                         amount of your policy if you've chosen Option A, B or
                         D. Of course, the death benefit proceeds will always be reduced by any outstanding loan amount.

                       . We'll pay the death benefit proceeds to your
                         beneficiary when we receive proof of the deaths of both of the people insured by the policy.

                      ---------------------------------------------------------
Choosing your death    You can choose one of the following four options for
benefit option         the death benefit on your application. The graphs below
                       help you compare the options using several hypothetical examples.

                       Option A - the         Option B - the face amount of
                       face amount of         your policy plus its accumulated
                       your policy.           value.


                       [ILLUSTRATION          [ILLUSTRATION APPEARS HERE]
                       APPEARS HERE]
                                              The death benefit changes as
                                              your policy's accumulated value
                                              changes. The better your
                                              investment options perform, the
                                              larger the death benefit will
                                              be.

                       Option C - the         Option D - the face amount of
                       face amount of         your policy multiplied by a
                       your policy plus       death benefit factor.
                       the total premiums
                       you've paid minus
                       any withdrawals or     [ILLUSTRATION APPEARS HERE]
                       distributions
                       made.                  The death benefit gradually
                                              increases over time no matter
                                              how your investment options
                       [ILLUSTRATION          perform, as long as there is
                       APPEARS HERE]          enough accumulated value to keep
                                              your policy in force.
                       The more premiums
                       you pay and the
                       less you withdraw,
                       the larger the
                       death benefit will
                       be.

                      ---------------------------------------------------------
                       How we calculate the death benefit for
                       Option D

                       If you choose Option D, we'll calculate the death benefit by multiplying the face amount by a death benefit factor. The death benefit factor is a number from 1.0 to 2.0. A factor of 1.0 means the death benefit equals the face amount. A factor of 2.0 means the death benefit is two times the face amount.

                       The factor changes on each policy anniversary and is based on the joint equal age of the people insured by the policy and the number of completed policy years. Joint equal age is a calculation that blends the ages and insurance risks of the two people insured by the policy. Generally, the death benefit factor will reach the maximum of 2.0 when joint equal age plus the number of completed policy years is between 85 and 90. You'll find more information about how we calculate joint equal age in Appendix A.

                       You'll find more information about the death benefit factor in Appendix C and in your policy.

                      ---------------------------------------------------------
Choosing a death       This policy offers two death benefit qualification
benefit                tests, which we use to calculate the guideline minimum
qualification test     death benefit. You choose one of these tests on your
                       application. Once you choose a test, you cannot change
The guideline          it.
minimum death
benefit is the         In general, you should choose the cash value
minimum death          accumulation test if you do not want to limit the
benefit needed for     amount of premiums you can pay into your policy. If you
your policy to         want to pay a premium that increases the net amount at
qualify as life        risk, however, you need to provide us with satisfactory
insurance under        evidence of insurability before we can increase the
Section 7702 of the    death benefit.
Internal Revenue
Code.                  The guideline minimum death benefit will generally be
                       smaller under the guideline premium test than under the
Net amount at risk     cash value accumulation test.
is the difference
between the death      Cash value accumulation test
benefit that would     If you choose the cash value accumulation test, your
be payable if the      policy's guideline minimum death benefit will be the
person insured by      greater of:
the policy died and
the accumulated        . the minimum death benefit amount that's needed for
value of your            the policy to qualify as life insurance under the tax
policy.                  code or
                       . 101% of the policy's accumulated value.

There are other        This test determines what the death benefit should be
limits on premiums     in relation to your policy's accumulated value. In
you can pay into       general, as your policy's accumulated value increases,
your policy, which     the death benefit must also increase to ensure that
are described in       your policy qualifies as life insurance under the tax
How premiums work.     code.

The cash value
accumulation test
is defined in
Section 7702(b) of
the tax code.


An example
For a policy that      Under the test, a policy's death benefit must be large
insures a male non-    enough to ensure that its cash surrender value, as
smoker and a female    defined in Section 7702 of the tax code (and which is
non-smoker, each       based on accumulated value, among other things), is
age 45 when the        never larger than the net single premium that's needed
policy was issued,     to fund future benefits under the policy. The net
in Policy Year 20      single premium under your policy varies according to
the guideline          the age, sex, and risk class of both people insured by
minimum death          your policy. It's calculated using an interest rate of
benefit under the      at least 4% and the guaranteed mortality charges as of
cash value             the time the policy is issued. We'll use a higher
accumulation test      interest rate if we've guaranteed it under your policy.
is calculated by
multiplying each       The death benefit determined by your policy's net
$1,000 of              single premium will be at least equal to the amount
accumulated value      required for the policy to qualify as life insurance
by a "net single       under the tax code.
premium factor" of
2.21791.

THE DEATH BENEFIT

                       Guideline premium test
The guideline          If you choose the guideline premium test, we calculate
premium test is        the guideline minimum death benefit by multiplying your
defined in Section     policy's accumulated value by a death benefit
7702(a)(2) of the      percentage.
tax code.
                       You'll find a table of death benefit percentages in
Death benefit          Appendix B and in your policy. The death benefit
percentages are        percentage is based on the age of the younger person
defined in Section     insured by the policy. It is 250% when the younger
7702(d) of the tax     person insured is age 40 or younger, and reduces as the
code.                  person gets older.

                       Under this test, the total premiums you pay cannot exceed your policy's guideline premium limit. You'll find a more detailed discussion of the guideline premium limit in How premiums work.

                      ---------------------------------------------------------
When we pay the        We calculate the amount of the death benefit proceeds
death benefit          as of the end of the day the last surviving person
                       insured by the policy dies. If that person dies on a
Your beneficiary       day that is not a business day, we calculate the
can choose to          proceeds as of the next business day.
receive the death
benefit proceeds in    Your policy's beneficiary must send us proof that both
a lump sum or use      people insured by the policy died while the policy was
it to buy an income    in force, along with payment instructions. If both
benefit. Please see    people insured by the policy die at the same time, or
the discussion         if it's not clear who died first, we'll assume the
about income           younger of the two died first.
benefits in General

information about
your policy.           Death benefit proceeds equal the total of the death
                       benefits provided by your policy and any riders you've
It is important        added, minus any outstanding loan amount, minus any
that we have a         overdue charges. We will pay the death benefit proceeds
current address for    within 2 months after we receive proof that both people
your beneficiary so    insured by the policy died while the policy was in
that we can pay        force.

death benefit
proceeds promptly.     We'll pay interest at an annual rate of at least 3% on
If we cannot pay       the death benefit proceeds, calculated from the day the
the proceeds to        last surviving person insured by the policy dies to the
your beneficiary       day we pay the proceeds. In some states we may pay a
within five years      higher rate of interest if required by law.
of the death of the
last surviving
person insured by
the policy, we'll
be required to pay
them to the state.

                      ---------------------------------------------------------
Comparing the death    The tables below compare the death benefits provided by
benefit options        the policy's four death benefit options. The examples
                       are intended only to show differences in death benefits and net amounts at risk. Accumulated value assumptions may not be realistic.

                       The example below is based on the following:
                       . the people insured by the policy are male and female
                         non-smokers, each age 45 at the time the policy was issued
                       . face amount is $1,000,000
                       . accumulated value at year 20 is $600,000
                       . total premiums paid into the policy at year 20 is
                         $300,000
                       . the death benefit factor for Option D at year 20 is
                         108.4%
                       . the guideline minimum death benefit under the
                         guideline premium test is $720,000 (accumulated value
                         times a death benefit percentage factor of 120%)
                       . the guideline minimum death benefit under the cash
                         value accumulation test is $1,333,075 (net single
                         premium factor of 2.221791)

                   ------------------------------------------------------------------------------------------------
                   Example A                                        If you select the guideline
                                                                    premium test, the death
                                                                    benefit is the larger of
                                                                    these two amounts
                                                                    ---------------------------
                   Death                                            Death benefit Guideline     Net amount at risk
                   benefit   How it's                               under         minimum       used for cost of
                   option    calculated                             the option    death benefit insurance charge
                   ------------------------------------------------------------------------------------------------
                   Option A  Face amount                             $1,000,000     $720,000       $397,539.80
                   Option B  Face amount plus
                             accumulated value                       $1,600,000     $720,000       $996,063.68
                   Option C  Face amount plus
                             premiums less distributions             $1,300,000     $720,000       $696,801.74
                   Option D  Face amount times death benefit factor  $1,084,000     $720,000       $481,333.14
                   ------------------------------------------------------------------------------------------------

                   ------------------------------------------------------------------------------------------------
                                                                    If you select the cash value
                                                                    accumulation test, the death
                                                                    benefit is the larger of
                                                                    these two amounts
                                                                    ---------------------------
                   Death                                            Death benefit Guideline     Net amount at
                   benefit   How it's                               under         minimum       risk used for cost
                   option    calculated                             the option    death benefit of insurance charge
                   ------------------------------------------------------------------------------------------------
                   Option A  Face amount                             $1,000,000    $1,333,075       $729,795.37
                   Option B  Face amount plus
                             accumulated value                       $1,600,000    $1,333,075       $996,063.68
                   Option C  Face amount plus
                             premiums less distributions             $1,300,000    $1,333,075       $729,795.37
                   Option D  Face amount times death benefit factor  $1,084,000    $1,333,075       $729,795.37
                   ------------------------------------------------------------------------------------------------

THE DEATH BENEFIT

If the death           Here's the same example, but with an accumulated value
benefit equals the     of $1,400,000. Because accumulated value has increased,
guideline minimum      the guideline minimum death benefit is now:
death benefit, any     . $1,680,000 under the guideline premium test
increase in              ($1,400,000 times a death benefit factor of 120%)
accumulated value      . $3,110,508 (net single premium factor of 2.221791).
will cause an
automatic increase
in the death
benefit.

                   --------------------------------------------------------------------------------------------------
                   Example B                                        If you select the guideline
                                                                    premium test, the death
                                                                    benefit is the larger of
                                                                    these two amounts
                                                                    ---------------------------
                   Death                                            Death benefit Guideline     Net amount at risk
                   benefit   How it's                               under         minimum       used for cost of
                   option    calculated                             the option    death benefit insurance charge
                   --------------------------------------------------------------------------------------------------
                   Option A  Face amount                            $1,000,000    $1,680,000      $275,866.86
                   Option B  Face amount plus
                             accumulated value                      $2,400,000    $1,680,000      $994,095.51
                   Option C  Face amount plus
                             premiums less distributions            $1,300,000    $1,680,000      $275,866.86
                   Option D  Face amount times death benefit factor $1,084,000    $1,680,000      $275,866.86
                   --------------------------------------------------------------------------------------------------

                   --------------------------------------------------------------------------------------------------
                                                                    If you select the cash
                                                                    value accumulation test,
                                                                    the death benefit is the
                                                                    larger of these two amounts
                                                                    ---------------------------
                   Death                                            Death benefit Guideline     Net amount at
                   benefit   How it's                               under         minimum       risk used for cost
                   option    calculated                             the option    death benefit of insurance charge
                   --------------------------------------------------------------------------------------------------
                   Option A  Face amount                             $1,000,000    $3,110,508      $1,702,855.52
                   Option B  Face amount plus
                             accumulated value                       $2,400,000    $3,110,508      $1,702,855.52
                   Option C  Face amount plus
                             premiums less distributions             $1,300,000    $3,110,508      $1,702,855.52
                   Option D  Face amount times death benefit factor  $1,084,000    $3,110,508      $1,702,855.52
                   --------------------------------------------------------------------------------------------------

                       These examples show that each death benefit option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your policy's accumulated value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, your cost of insurance increases. Accumulated value also varies depending on the performance of the investment options in your policy.

                      ---------------------------------------------------------

Changing your death    You can change the death benefit option of your policy.
benefit option         Here's how it works:


                       . You can change the death benefit once in any policy
                         year.
We will not change     . You must send us your request in writing.
your death benefit     . You can only change to Option A or Option B. After
option if it means       the younger of the two people insured by the policy
your policy will be      reaches age 89, you may only change to Option A.
treated as a           . The change will become effective on the first monthly
modified endowment       payment date after we receive your request. If we
contract, unless         receive your request on a monthly payment date, we'll
you've told us in        process it that day.
writing that this
would be acceptable
to you. Modified
endowment contracts
are discussed in
Variable life
insurance and your
taxes.

Net amount at risk     . The face amount of your policy will change by the
is the difference        amount needed to make the death benefit under the new
between the death        option equal the death benefit under the old option
benefit that would       just before the change. We will not let you change
be payable if both       the death benefit if doing so means the face amount
people insured by        of your policy will become less than $100,000. We may
the policy died,         waive this minimum amount under certain
and the accumulated      circumstances.
value of your          . Changing the death benefit option can also affect the
policy.                  monthly cost of insurance charge since this charge
                         varies with the net amount at risk.
                       . The new death benefit option will be used in all
                         future calculations.

                      ---------------------------------------------------------
Changing the face      You can increase or decrease your policy's face amount
amount                 starting on the first policy anniversary as long as we
                       approve it. Here's how it works:
If you change the
face amount, we'll     . You can change the face amount as long as at least
send you a               one of the people insured by the policy is still
supplemental             living.
schedule of
benefits and           . You can only change the face amount once in any
premiums.                policy year.

If your policy's       . You must send us your request in writing while your
death benefit is         policy is in force.
equal to the
guideline minimum      . The change will become effective on the first monthly
death benefit, and       payment date after we receive your request. If we
the net amount at        receive your request on a monthly payment date, we'll
risk is more than        process it that day.
three times the
death benefit on       . Both people or, if only one person is still living,
the policy date, we      the person insured by the policy will also need to
may reduce the           agree to the change in face amount, if that person is
death benefit by         someone other than you.
requiring you to
make a withdrawal      . Increasing the face amount may increase the death
from your policy.        benefit, and decreasing the face amount may decrease
                         the death benefit. The amount the death benefit
If we require you        changes will depend, among other things, on the death
to make a                benefit option you've chosen and whether, and by how
withdrawal, we will      much, the death benefit is greater than the face
not charge you our       amount before you make the change.
usual $25
withdrawal fee, but    . Changing the face amount can affect the net amount at
the withdrawal may       risk, which affects the cost of insurance charge. An
be taxable. Please       increase in the face amount may increase the cost of
turn to                  insurance charge, while a decrease may decrease the
Withdrawals,             charge.
surrenders and
loans for              . We can refuse your request to make the total face
information about        amount, including any riders, less than $100,000. We
making withdrawals.      can waive this minimum amount in certain situations,
                         such as group or sponsored arrangements.
Coverage segment
refers separately      Increasing the face amount
to the initial face    Here are some additional things you should know about
amount and any         increasing the face amount:
increase in face
amount.                . Both people insured by the policy must be still
                         living, age 90 or less, and you must give us satisfactory evidence of insurability for both people insured.

                       . Each increase you make to the face amount must be
                         $10,000 or more.

                       . We may charge you a fee of up to $200 for each
                         increase to cover the costs of processing the request. We deduct the fee on the day the increase is effective from all of your investment options in proportion to the accumulated value you have in each option.

                       . Increasing the face amount will increase the
                         mortality and expense risk charge.

THE DEATH BENEFIT

Decreasing the face    Decreasing the face amount
amount may affect      Here are some additional things you should know about
your policy's tax      decreasing the face amount:
status. To ensure
your policy            .  We'll apply any decrease in the face amount in the
continues to              following order:
qualify as life           .  to the most recent increases you made to the face
insurance, we might          amount
be required to            .  to the initial face amount
return part of your    . Each decrease you make to the face amount must be
premium payments to      $10,000 or more.
you if you've          . We may deduct a surrender charge from your policy's
chosen the               accumulated value. We currently waive this charge.
guideline premium        Please turn to Withdrawals, Surrenders and Loans for
test, or make            information about how we calculate surrender charges.
distributions from     . We can refuse your request to decrease the face
the accumulated          amount if making the change means:
value, which may be      . your policy will end because it no longer qualifies
taxable.                   as life insurance
                         . the distributions we'll be required to make from
                           your policy's accumulated value will be greater
                           than your policy's net cash surrender value
For more                 . your policy will become a modified endowment
information, please        contract and you have not told us in writing that
see Variable life          this is acceptable to you.
insurance and your
taxes.

                      ---------------------------------------------------------
Optional riders        There are five optional riders that provide extra
                       benefits, some at additional cost. Not all riders are
Ask your registered    available in every state, and some riders may only be
representative for     added when you apply for your policy.
more information
about the riders       . Last survivor annual renewable term rider
available with the       Provides annual renewal term insurance on both people
policy, or about         insured by the rider.
other kinds of life
insurance policies     . Individual annual renewable term rider
offered by Pacific       Provides level or varying term insurance on either or
Life.                    both people insured by the policy.

                       . Last survivor accounting benefit rider
                         Provides added protection on the two people insured by the policy.

                       . Policy split option rider
                         Splits the policy into two individual policies with
There may be tax         evidence of insurability.
consequences if you
exercise your          . Accelerated living benefits rider
rights under the         Gives the policy owner access to a portion of the
Accelerated living       policy's death benefit if the last surviving person
benefits rider or        insured by the policy has been diagnosed with a
the Policy split         terminal illness resulting in a life expectancy of
option rider.            six months or less (or longer than six months in some
Please see Variable      states).
life insurance and
your taxes for more    Certain restrictions may apply and are described in the
information.           rider or benefit. We'll add any rider charges to the
                       monthly charge we deduct from your policy's accumulated value.

Samples of the
provisions for the
extra optional
benefits are
available from us
upon written
request.

                       Things to keep in mind
                       We offer other variable life insurance policies which provide insurance protection on the life of one person or the lives of two people. The loads and charges on these policies may be different. Combining a policy and a rider, however, may be more economical than adding another policy. It may also be more economical to provide an amount of insurance coverage through a policy alone. Many life insurance policies have some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs.

                       Under certain circumstances, combining a policy with a Last survivor annual renewable term rider, Individual annual renewable term rider or Last survivor accounting benefit rider may result in a face amount equal to the face amount of a single policy.

                       In general, your policy coverage offers the advantage of lower guaranteed cost of insurance rates than the added riders. If you add a rider or riders to your policy, and if we apply maximum guaranteed charges, you may increase your risk of lapse even if all premiums are paid. Adding a rider or riders may also affect the amount of premium you can pay on your policy and still have it qualify as life insurance.

                       Combining a policy with a Last survivor or Individual annual renewable term rider may lower costs and may improve accumulated value accrual for the same amount of death benefit. However, your policy has guaranteed maximum charges. Adding a Last survivor or Individual annual renewable term rider will result in guaranteed maximum charges that are higher than for a single policy with the same face amount.

                       Combining a policy with a Last survivor accounting benefit rider may improve accumulated value accrual in the early years of your policy, but could result in either higher or lower charges than under a single policy. The timing of certain charges for policies held for certain periods may also be affected.

                       Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You choose the proportion of your policy's face amount that is made up of policy, Last survivor annual renewable term rider, Individual annual renewable term rider, or Last survivor accounting benefit rider. You should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. Your registered representative can provide you with additional illustrations showing the effects of different proportions of policy and rider coverage to help you make your decision. You should also consider a periodic review of your coverage with your registered representative.

HOW PREMIUMS WORK

                       Your policy gives you the flexibility to choose the amount and frequency of your premium payments. Each premium payment must be at least $50.

The amount,            We deduct a premium load from each premium payment, and
frequency, and         then allocate your net premium to the investment
period of time over    options you've chosen. Depending on the performance of
which you make         your investment options, and on how many withdrawals,
premium payments       loans or other policy features you've taken advantage
may affect whether     of, you may need to make additional premium payments to
your policy will be    keep your policy in force.
classified as a
modified endowment     If we do not receive the minimum initial premium
contract, or no        payment within 20 days after we issue your policy, we
longer qualifies as    can cancel the policy and refund any partial premium
life insurance for     payment you've made. We may waive the 20 day
tax purposes. See      requirement in some cases.
Variable life
insurance and your
taxes for more
information.

                      ---------------------------------------------------------
Planned periodic       You can schedule the amount and frequency of your
premium payments       premium payments. We refer to scheduled premium
                       payments as your planned periodic premium. Here's how
                       it works:
Even if you pay all
your premiums when     . On your application, you choose a fixed amount of at
they're scheduled,       least $50 for each premium payment.
your policy could
lapse if the           . You indicate whether you want to make premium
accumulated value,       payments annually, semi-annually, or quarterly. You
less any                 can also choose monthly payments using our monthly
outstanding loan         Uni-check plan, which is described below.

amount, is not
enough to pay your     . We send you a notice to remind you of your scheduled
monthly charges.         premium payment (except for monthly electronic funds
Turn to Your             transfer plan payments, which are paid
policy's                 automatically). While you do not have to make the
accumulated value        premium payments you've scheduled, not making a
for more                 premium payment may have an impact on any financial
information.             objectives you may have set for your policy's
                         accumulated value and death benefit, and could cause your policy to lapse.


                       . We'll treat any payment you make during the life of
                         your policy as a loan repayment, not as a premium payment, unless you tell us otherwise. When a payment, or any portion of it, exceeds your outstanding loan amount, we'll treat it as a premium payment.


                      ---------------------------------------------------------

Paying your premium    Premium payments must be made in a form acceptable to
                       us before we can process it. You may pay your premium:


                        . by personal check, drawn on a U.S. bank


                        . by cashier's check, money order, and traveler's
                          checks in single denominations of $10,000 or more if they originate in a U.S. bank


                        . by third party check, when there is a clear
                          connection of the third party to the underlying transaction


                        . wire transfers that originate in U.S. banks.


                       We may not accept premium payments in the following forms:


                        . cash


                        . credit card or check drawn against a credit card
                          account


                        . cashier's check, money order or traveler's checks in
                          single denominations of less than $10,000


                        . cashier's checks, money orders, traveler's checks or
                          personal checks drawn on non-U.S. banks, even if the payment may be effected through a U.S. bank


                        . third party check, if there is not a clear connection
                          of the third party to the underlying transaction


                        . wires that originate from foreign bank accounts.

                       Monthly electronic funds transfer plan


                       Once you've made your first premium payment, you can make monthly premium payments using our electronic funds transfer plan. Here's how it works:


                       . you authorize us to withdraw a specified amount from
                         your checking account each month

                       . you can choose any day between the 4th and 28th of
                         the month

                       . if you do not specify a day for us to make the
                         withdrawal, we'll withdraw the premium payment on your policy's monthly anniversary. If your policy's monthly anniversary falls on the 1st, 2nd or 3rd of the month, we'll withdraw the payment on the 4th of each month.

                      ---------------------------------------------------------
Deductions from        We deduct a premium load from each premium payment you
your premiums          make. The load is made up of three charges:

Your net premium is    Sales load
your premium           During the first 10 sales load targets, we deduct a
payment less the       4.25% sales load from each premium payment you make.
premium load.          The sales load is reduced to 2.25% thereafter.

Your sales load        This charge helps pay for the cost of distributing our
targets are based      policies and is guaranteed not to increase. If our
on your policy's       sales and distribution expenses are more than the sales
guideline annual       load, we can recover these expenses from other charges,
premium, and the       such as the mortality and expense risk charge and the
risk classification    surrender charge, and from any mortality gains.
and age of both
people insured by      State and local tax charge
the policy. The        We deduct 2.35% from each premium payment to pay state
sales load targets     and local premium and other taxes. The actual taxes we
range from 50% to      pay vary from state to state, and in some instances,
100% of your           among municipalities. This rate approximates the
guideline annual       average rate we pay for all states. We do not expect to
premium. The actual    profit from this charge, and do not expect to change
sales load targets     the rate unless the rate we pay increases.
for your policy are
in your policy         Federal tax charge
specification          We deduct 1.50% from each premium payment to pay
pages.                 federal taxes. We reserve the right to change this rate
                       to respond to changes in law.
Your guideline
annual premium is
equal to the
premium payable
under your policy
for one year if you
were to pay level
annual premiums for
the life of the
policy. This
includes account
fees and charges
under the policy,
including charges,
if any, for
substandard risks
and optional
benefits, and also
assumes net
investment earnings
at an annual rate
of 4% or, if
greater, the rate
or rates guaranteed
in your policy when
it is issued.

An example
For a policy that
insures a male non-
smoker and a female
non-smoker, each of
whom is age 50 when
the policy is
issued, with a face
amount of
$2,000,000, the
sales load target
is $31,380 if the
policy has death
benefit Option A,
Option C, or Option
D. If the policy
has death benefit
Option B, the sales
load target is
$40,780

HOW PREMIUMS WORK

                      ---------------------------------------------------------
Allocating your        We generally allocate your net premiums to the
premiums               investment options you've chosen on your application on
                       the day we receive them. We currently limit your
There are special      allocations to 20 investment options at one time.
restrictions when
allocating premiums    When we allocate your first premium depends on the
to the Fixed LT        state where you signed your policy application. If you
account.               signed your application in a state that requires us to
                       return the premiums you've paid, we'll hold your net
Please turn to Your    premiums in the Money Market investment option until
investment options     the free look transfer date, and then transfer them to
for more               the investment options you've chosen.
information about
the investment         If you signed your application in a state that requires
options.               refunds to be based on accumulated value, we allocate
                       net premiums to the investment options you've chosen on the day we receive them or your policy date, if later.

                      ---------------------------------------------------------
Limits on the          Federal tax law puts limits on the amount of premium
premium payments       payments you can make in relation to your policy's
you can make           death benefit. These limits apply in the following
                       situations:

Before you buy a      . If you've chosen the guideline premium test as your
policy, you can ask     death benefit qualification test and accepting the
us or your              premium means your policy will no longer qualify as
registered              life insurance for federal income tax purposes.
representative for
a personalized         The total amount you can pay in premiums and still have
illustration that      your policy qualify as life insurance is your policy's
will show you the      guideline premium limit. The sum of the premiums paid,
guideline single       less any withdrawals, at any time cannot exceed the
premium and            guideline premium limit, which is the greater of:
guideline level
annual premiums.       . the guideline single premium or
                       . the sum of the guideline level annual premiums.

                       Your policy's guideline single premium and guideline level annual premiums appear on your policy's specification pages.

                       We may refuse to accept all or part of a premium payment if, by accepting it, you will exceed your policy's guideline premium limit. If we find that you've exceeded your guideline premium limit, we may remove all or part of a premium you've paid from your policy as of the day we applied it, and return it to you. We'll adjust the death benefit retroactively to that date to reflect the reduction in premium payments.

You'll find a         . If applying the premium in that policy year means your
detailed discussion     policy will become a modified endowment contract.
of modified
endowment contracts    A life insurance policy will become a modified
in Variable life       endowment contract if the sum of premium payments made
insurance and your     during the first seven contract years, less a portion
taxes.                 of withdrawals, exceeds the seven-pay limit defined in
                       Section 7702A of the Internal Revenue Code.

                       Unless you've told us in writing that you want your policy to become a modified endowment contract, we'll remove all or part of the premium payment from your policy as of the day we applied it and return it to you. We'll also adjust the death benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 20 days before your policy anniversary, we'll hold it and apply it to your policy on the anniversary date.

                       In both of these situations, if we remove an excess premium from your policy, we'll return the premium amount to you no later than 60 days after the end of that policy year. We may adjust the amount for interest or for changes in accumulated value that relate to the amount of the excess premium payment we're returning to you.

                       If we do not return the premium amount to you within that time, we'll increase your policy's death benefit retroactively, to the day we applied the premium, and prospectively, so that it's always the amount necessary to ensure your policy qualifies as life insurance, or to prevent it from becoming a modified endowment contract. If we increase your death benefit, we'll adjust cost of insurance or rider charges retroactively and prospectively to reflect the increase.

Net amount at risk    . If applying the premium payment to your policy will
is the difference       increase the net amount at risk. This will happen if
between the death       your policy's death benefit is equal to the guideline
benefit that would      minimum death benefit or would be equal to it once we
be payable if both      applied your premium payment.
people insured by
the policy died and    We may choose to accept your premium payment in this
the accumulated        situation, but before we do so, we may require
value of your          satisfactory evidence of the insurability of the two
policy.                people insured by the policy.

                       We will not accept premium payments after the youngest person insured by the policy reaches age 100.

YOUR POLICY'S ACCUMULATED VALUE

Accumulated value      Accumulated value is the value of your policy on any
is used as the         business day.
basis for
determining policy     We use it to calculate how much money is available to
benefits and           you for loans and withdrawals, and how much you'll
charges.               receive if you surrender your policy. It also affects
                       the amount of the death benefit if you choose a death benefit option that's calculated using accumulated value.

                       The accumulated value of your policy is not guaranteed - it depends on the performance of the investment options you've chosen, the premium payments you've made, policy charges and how much you've borrowed or withdrawn from the policy.

                      ---------------------------------------------------------
Calculating your       Your policy's accumulated value is the total amount
policy's               allocated to the variable investment options and the
accumulated value      fixed options, plus the amount in the loan account.

                       We determine the value allocated to the variable investment options on any business day by multiplying the number of accumulation units for each variable investment option credited to your policy on that day, by the variable investment option's unit value at the end of that day. The process we use to calculate unit values for the variable investment options is described in Your investment options.

                      ---------------------------------------------------------

                    Beginning on your 16th policy anniversary and on each
Persistency credit     policy anniversary thereafter, we may credit your

                   policy with a persistency credit of 0.10% on an annual
                       basis. We calculate the persistency credit amount on your policy's average accumulated value less any outstanding loan amount on each monthly payment date during the preceding policy year. We add it proportionately to your investment options according to your most recent allocation instructions.

                       Beginning on your 21st policy anniversary, we may increase your annual persistency credit to 0.30%.

                       Your policy's persistency credit is not guaranteed, and we may discontinue the program at any time.

                      ---------------------------------------------------------
Monthly deductions     We deduct a monthly charge from your policy's
                       accumulated value in the investment options each
If there is not        monthly payment date.
enough accumulated
value to pay the       Unless you tell us otherwise, we deduct the monthly
monthly charge,        charge from the investment options that make up your
your policy could      policy's accumulated value, in proportion to the
lapse. The             accumulated value you have in each option. This charge
performance of the     is made up of three charges:
investment options
you choose, not        Cost of insurance
making planned         This charge is for providing you with life insurance
premium payments,      protection. Like other policy charges, we may profit
or taking out a        from the cost of insurance charge and may use these
loan all affect the    profits for any lawful purpose such as the payment of
accumulated value      distribution and administrative expenses.
of your policy.
                       We deduct a cost of insurance charge based on the cost
You'll find a          of insurance rate for your policy's initial face amount
discussion about       and for each increase you make to the face amount.
when your policy
might lapse, and
what you can do to
reinstate it, later
in this section.

Unisex rates are       There are maximum or guaranteed cost of insurance rates
used in the state      associated with your policy. These rates are shown in
of Montana. They       your policy's specification pages. When the younger of
are also used when     the two people insured by your policy reaches age 100,
a policy is owned      the guaranteed cost of insurance rate is zero - in
by an employer in      other words, you no longer pay any cost of insurance.
connection with
employment-related     The guaranteed rates include the insurance risks
or benefit             associated with insuring two people. They are
programs.              calculated using 1980 Commissioners Standard Ordinary
                       Mortality Tables or the 1980 Commissioners Ordinary
Class is determined    Mortality Table B, which are used for unisex cost of
by a number of         insurance rates. The rates are also based on the ages,
factors, including     gender and risk classes of the people insured by the
the age, risk          policy unless unisex rates are required.
classification,
smoking status and     Our current cost of insurance rates will apply
gender (unless         uniformly to all members of the same class. Any changes
unisex rates are       in the cost of insurance rates will apply uniformly to
required) of both      all members of the same class. These rates generally
people insured by      increase as the person's age increases, and they vary
the policy, and the    with the number of years the policy has been in force.
policy date and        Our current rates are lower than the guaranteed rates
duration.              and they will not exceed the guaranteed rates in the
                       future.

                       Choosing a guaranteed period

                       We guarantee our current cost of insurance rates. If, when the policy is issued, the older person insured by the policy is:

                       . age 65 or younger, we guarantee the rates for 10
                         years
                       . older than 65, but younger than 81, we guarantee the
                         rates for 5 years
                       . older than 80, we guarantee the rates for 1 year.

                       However, if either person insured by the policy is uninsurable, and the older person insured by the policy is age 80 or younger, we guarantee the rates for 5 years.

                       If the older person insured by the policy is age 50 or younger, and neither person insured by the policy is uninsurable, you have the option to extend the guaranteed period to fifteen years. You can only do this when the policy is issued and you cannot change the guaranteed period later.

                       If you increase the face amount, the cost of insurance rates associated with the increase will have the same guaranteed period that you chose when the policy was issued. This will be effective on the day of the increase. However, if on the day of the increase the older person insured by the policy is older than age 50, or either person insured by the policy is uninsurable, the guaranteed period for the increase will be the guaranteed period which we offer for age and insurability as of the day of the increase.

                       If you qualify for the 15-year guaranteed period, the guaranteed period you choose may affect the accumulated value and the initial face amount of your policy, as well as the amount of premium you can pay. The shorter guaranteed period will provide for higher guideline premium and seven-pay premium limits which, if paid, provide the potential to accrue a larger accumulated value. The longer guaranteed period will have lower premium limits, but will provide you with improved guarantees on your cost of insurance rates. You should discuss your insurance needs and financial objectives with your registered representative to help you determine which guaranteed period works best for you.

                       There is no charge for extending the guaranteed period to fifteen years.

YOUR POLICY'S ACCUMULATED VALUE

                      ---------------------------------------------------------
                       How we calculate cost of insurance

                       We calculate cost of insurance by multiplying the current cost of insurance rate by a discounted net amount at risk at the beginning of each policy month.

                       Net amount at risk for the cost of insurance calculation is the difference between a discounted death benefit that would be payable if both people insured by the policy died, and the accumulated value of your policy. We calculate it in two steps:

                       . Step 1: we divide the death benefit that would be
                         payable at the beginning of the policy month by 1.00246627.

                       . Step 2: we subtract your policy's accumulated value
                         at the beginning of the policy month from the amount we calculated in step 1.

                       Administrative charge
                       We deduct a charge of $10 a month to help cover the costs of administering and maintaining our policies. We guarantee that this charge will not increase. When the younger of the two people insured by the policy reaches age 100, the administrative charge is zero - in other words, you no longer pay any administrative charge.

                       Mortality and expense risk charge
                       Mortality risk is the chance that the people insured by policies we've issued do not live as long as expected. This means the cost of insurance charges specified in the policies may not be enough to pay out actual claims.

                       Expense risk is the chance that our actual administrative and operating expenses are more than expenses we expected.

                       The mortality and expense risk charge helps compensate us for these risks. It has two components, which are described in the box on the following page. We guarantee this charge will not increase.

                       Charges for optional riders
                       If you add any riders to your policy, we add any charges for them to your monthly charge.

                      ---------------------------------------------------------
An example             How we calculate the mortality and expense risk charge

For a policy that      The mortality and expense risk charge has two separate
insures a male non-    charges:
smoker and a female
non-smoker, each of    . M&E risk face amount charge We deduct a face amount
whom is age 50 when      charge every month during the first 10 policy years,
the policy is            at a rate that is based on the age and risk
issued, with:            classification of both people insured by the policy
 .  a face amount of      on the policy date and on a face amount component
   $2,000,000            factor per $1,000 of the initial face amount of your
 .  accumulated value     policy plus a flat amount of $17.50. During policy
   of $60,000 after      years 11 through 20, we may deduct a face amount
   deducting any         charge of $17.50 per month. The face amount component
   outstanding loan      of your policy is shown on policy specification
   amount.               pages.

The monthly charge
for the M&E risk         If you increase the face amount, each increase will
face amount charge       have a corresponding face amount charge related to
is $642.10               the amount of the increase. The charge is based on
((($2,000,000 /          the age and risk classification of both people
1,000) X 0.3123)         insured by the policy at the time of the increase.
plus $17.50) if the      We'll specify these charges in a supplemental
policy has death         schedule of benefits at the time of the increase.
benefit Option A,        We'll apply each charge for 10 years from the day of
Option C or Option       the increase. If you decrease the face amount, the
D. If the policy has     charge will remain the same.
death benefit
Option B, the M&E      . M&E risk asset charge We deduct a risk asset charge
risk face amount         every month at an annual rate of 0.45% (0.0375%
charge is $820.50        monthly) on the first $25,000 of your policy's
((($2,000,000 /          accumulated value in the investment options plus an
1,000) X 0.4015)         annual rate of 0.05% (0.0042% monthly) of the
plus $17.50).            accumulated value in the investment options that
                         exceeds $25,000. For the purposes of this charge, the
The monthly charge       amount of accumulated value is calculated on the
for the M&E risk         monthly payment date before we deduct the monthly
asset charge is          charge, but after we deduct any outstanding loan
$10.01 (($25,000 X       amount or allocate any new net premiums, withdrawals
0.0375%) plus            or loans. When the person insured by the policy
($15,000 X               reaches age 100, the annual rate is 0%--in other
0.0042%)).               words, you no longer pay this charge.

The monthly charge
for the M&E risk
face amount charge
will never exceed
$8.00 per $1,000 of
coverage segment
plus a flat amount
of $17.50.


                      ---------------------------------------------------------
Lapsing and            Your policy will lapse if there is not enough
reinstatement          accumulated value, after subtracting any outstanding
                       loan amount, to cover the monthly charge on the day we make the deduction. Your policy's accumulated value is affected by the following:

                       . loans or withdrawals you make from your policy . not making planned premium payments
                       . the performance of your investment options
                       . charges under the policy.

                       There is no guarantee that your policy will not lapse even if you pay your planned periodic premium.

                       If there is not enough accumulated value to pay the total monthly charge, we deduct the amount that's available and send you, and anyone you've assigned your policy to, a notice telling you the minimum amount you have to pay to keep your policy in force. This minimum amount is equal to three times the monthly charge that was due on the monthly payment date when there was not enough accumulated value to pay the charge.

                       We'll give you a grace period of 61 days from when we send the notice to pay the required premium. Your policy will remain in force during the grace period.

                       If you do not make the minimum payment
                       If we do not receive your payment within the grace period, your policy will lapse with no value. This means we'll end your life insurance coverage.

                       If you make the minimum payment
                       If we receive your payment within the grace period, we'll allocate your net premium to the investment options you've chosen and deduct the monthly charge from your investment options in proportion to the accumulated value you have in each option.

YOUR POLICY'S ACCUMULATED VALUE

Remember to tell us    If your policy is in danger of lapsing and you have an
if a payment is a      outstanding loan amount, you may find that making the
premium payment or     minimum payment would cause the total premiums paid to
a loan repayment.      exceed the maximum amount for your policy's face amount
                       under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your policy from lapsing, you'll have to repay a portion of your outstanding loan amount.

                       How to avoid future lapsing
                       To stop your policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a loan, you may want to repay a portion if it.

                       Paying death benefit proceeds during the grace period If the last surviving person insured by the policy dies during the grace period, we'll pay death benefit proceeds to your beneficiary. We'll reduce the payment by any unpaid monthly charges and any outstanding loan amount.

                       Reinstating a lapsed policy
                       If your policy lapses, you have five years from the end of the grace period to apply for a reinstatement. We'll reinstate it if you send us the following:

                       . a written application

                       . evidence of insurability satisfactory to us for each
                         insured who was alive on the date of lapse

                       . a premium payment sufficient to keep your policy in
                         force for three months after the day your policy is reinstated

                       . payment of all unpaid monthly charges that were due
                         in the grace period.

                       We'll reinstate your policy as of the first monthly payment date on or after the day we approve the reinstatement. When we reinstate your policy, its accumulated value will be the same as it was on the day your policy lapsed. We'll allocate it according to your most recent premium allocation instructions.

                       Reinstating a lapsed policy with an outstanding loan amount
                       If you had an outstanding loan amount when your policy lapsed, we will not pay or credit interest on it during the period between the lapsing and reinstatement of your policy. There are special rules that apply to reinstating a policy with an outstanding loan amount:

                       . If we reinstate your policy on the first monthly
                         payment date that immediately follows the lapse, we'll also reinstate the loan amount that was outstanding the day your policy lapsed.

                       . If we reinstate your policy on any monthly payment
                         date other than the monthly payment date that immediately follows the lapse, we'll deduct the outstanding loan amount from your policy's accumulated value. This means you will no longer have an outstanding loan amount when your policy is reinstated. However, we will reinstate your loan if you ask us to in writing.

YOUR INVESTMENT OPTIONS

                       This section tells you about the investment options available under your policy and how they work.

You can change your    We put your premium payments in our general and
premium allocation     separate accounts. We own the assets in our accounts
instructions by        and allocate your premiums, less any charges, to the
writing or sending     investment options you've chosen. Amounts allocated to
a fax. If we have      the fixed options are held in our general account.
your completed         Amounts allocated to the variable investment options
telephone and          are held in our separate account.
electronic
authorization form     You choose your initial investment options on your
on file, you can       application. If you choose more than one investment
call us at 1-800-      option, you must tell us the dollar amount or
800-7681 or submit     percentage you want to allocate to each option. You can
a request              change your premium allocation instructions at any
electronically         time.
through your
appointed agent. Or    The investment options you choose, and how they
you can ask your       perform, will affect your policy's accumulated value
registered             and may affect the death benefit. Please review the
representative to      investment options carefully and ask your registered
contact us.            representative to help you choose the right ones for
                       your goals and tolerance for risk. Make sure you
You'll find            understand any costs you may pay directly and
information about      indirectly on your investment options because they will
when we allocate       affect the value of your policy.
net premiums to
your investment
options in How
premiums work.

Your policy's
accumulated value
may be allocated to
up to 20 investment
options at any one
time.

                      ---------------------------------------------------------

Variable investment    You can choose from 33 variable investment options.
options                Each variable investment option is set up as a variable
                       account under our separate account and invests in a
Variable investment    corresponding portfolio of the Pacific Select Fund.
options are also       Each portfolio invests in different securities and has
known as variable      its own investment goals, strategies and risks. The
accounts. These        value of each portfolio will fluctuate with the value
variable accounts      of the investments it holds, and returns are not
are divisions of       guaranteed. Your policy's accumulated value will
our separate           fluctuate depending on the investment options you've
account. We bear       chosen. You bear the investment risk of any variable
the direct             investment options you choose.

operating expenses
of our separate        The following chart is a summary of the Pacific Select
account. For more      Fund portfolios. You'll find detailed descriptions of
information about      the portfolios in the Pacific Select Fund prospectus
how these accounts     that accompanies this prospectus. There's no guarantee
work, see              that a portfolio will achieve its investment objective.
About Pacific Life.    You should read the fund prospectus carefully before
                       investing.
We're the
investment adviser
for the Pacific
Select Fund. We
oversee the
management of all
the fund's
portfolios, and
manage two of the
portfolios
directly. We've
retained other
portfolio managers
to manage the other
portfolios.

YOUR INVESTMENT OPTIONS


PORTFOLIO                INVESTMENT GOAL           THE PORTFOLIO'S                        PORTFOLIO
                                                   MAIN INVESTMENTS                       MANAGER

Blue Chip                Long-term growth of       Equity securities of "blue chip"       A I M Capital
                         capital. Current income   companies--typically large companies   Management, Inc.
                         is of secondary           that are well established in their
                         importance.               respective industries.


Aggressive Growth        Long-term growth of       Equity securities of small- and        A I M Capital
                         capital.                  medium-sized growth companies.         Management, Inc.



Emerging Markets         Long-term growth of       Equity securities of companies that    Alliance Capital
                         capital.                  are located in countries generally     Management L.P.
                                                   regarded as "emerging market"
                                                   countries.



Diversified Research     Long-term growth of       Equity securities of U.S. companies    Capital Guardian
                         capital.                  and securities whose principal markets Trust Company
                                                   are in the U.S.



Small-Cap Equity         Long-term growth of       Equity securities of smaller and       Capital Guardian
                         capital.                  medium-sized companies.                Trust Company




International Large-Cap  Long-term growth of       Equity securities of non-U.S.          Capital Guardian
                         capital.                  companies and securities whose         Trust Company
                                                   principal markets are outside of the
                                                   U.S.



I-Net Tollkeeper         Long-term growth of       Equity securities of companies which   Goldman Sachs
                         capital.                  use, support, or relate directly or    Asset Management
                                                   indirectly to use of the Internet.
                                                   Such companies include those in the
                                                   media, telecommunications, and
                                                   technology sectors.

Financial Services       Long-term growth of       Equity securities in the financial     INVESCO
                         capital.                  services sector. Such companies        Funds Group, Inc.
                                                   include banks, insurance companies,
                                                   brokerage firms and other finance-
                                                   related firms.


Health Sciences          Long-term growth of       Equity securities in the health        INVESCO
                         capital.                  sciences sector. Such companies        Funds Group, Inc.
                                                   include medical equipment or supplies,
                                                   pharmaceuticals, health care
                                                   facilities and other health sciences-
                                                   related firms.

Technology               Long-term growth of       Equity securities in the technology    INVESCO
                         capital.                  sector. Such companies include         Funds Group, Inc.
                                                   biotechnology, communications,
                                                   computers, electronics, Internet
                                                   telecommunications, networking,
                                                   robotics, video and other technology-
                                                   related firms.

Telecommunications       Long-term growth of       Equity securities in the               INVESCO
                         capital. Current income   telecommunications sector. Such as     Funds Group, Inc.
                         is of secondary           companies that offer telephone
                         importance.               service, wireless communications,
                                                   satellite communications, television
                                                   and movie programming, broadcasting
                                                   and Internet access.

Multi-Strategy           High total return.        A mix of equity and fixed income       J.P. Morgan
                                                   securities.                            Investment
                                                                                          Management Inc.



Large-Cap Core           Long-term growth of       Equity securities of large and medium- J.P. Morgan
 (formerly called        capital and income.       sized dividend-paying U.S. companies.  Investment
 Equity Income)                                                                           Management Inc.



Strategic Value          Long-term growth of       Equity securities with the potential   Janus Capital
                         capital.                  for long-term growth of capital.       Corporation



Growth LT                Long-term growth of       Equity securities of a large number of Janus Capital
                         capital consistent with   companies of any size.                 Corporation
                         the preservation of
                         capital.


Focused 30               Long-term growth of       Equity securities selected for their   Janus Capital
                         capital.                  growth potential.                      Corporation




PORTFOLIO               INVESTMENT GOAL           THE PORTFOLIO'S                        PORTFOLIO
                                                  MAIN INVESTMENTS                       MANAGER
Mid-Cap Value           Capital appreciation.     Equity securities of medium-sized U.S. Lazard Asset
                                                  companies believed to be undervalued.  Management



International Value     Long-term capital         Equity securities of companies of any  Lazard Asset
                        appreciation primarily    size located in developed countries    Management
                        through investment in     outside of the U.S.
                        equity securities of
                        corporations domiciled in
                        countries other than the
                        U.S.

Capital Opportunities   Long-term growth of       Equity securities with the potential   MFS Investment
                        capital.                  for long-term growth of capital.       Management



Mid-Cap Growth          Long-term growth of       Equity securities of medium-sized      MFS Investment
                        capital.                  companies believed to have above-      Management
                                                  average growth potential.



Global Growth           Long-term growth of       Equity securities of any size located  MFS Investment
                        capital.                  within and outside of the U.S.         Management



Equity Index            Investment results that   Equity securities of companies that    Mercury Advisors
                        correspond to the total   are included in the Standard & Poor's
                        return of common stocks   500 Composite Stock Price Index.
                        publicly traded in the
                        U.S.

Small-Cap Index         Investment results that   Equity securities of companies that    Mercury Advisors
                        correspond to the total   are included in the Russell 2000 Small
                        return of an index of     Stock Index.
                        small capitalization
                        companies.


REIT                    Current income and long-  Equity securities of U.S. and non-U.S. Morgan Stanley
                        term capital              companies principally engaged in the   Asset Management
                        appreciation.             U.S. real estate industry.



Inflation Managed       Maximize total return     Inflation-indexed bonds of varying     Pacific
 (formerly called       consistent with prudent   maturities issued by the U.S. and non  Investment
 Government Securities) investment management.    U.S. governments, their agencies and   Management
                                                  government sponsored enterprises, and  Company
                                                  corporations, forward contracts and
                                                  derivative instruments relating to
                                                  such securities.

Managed Bond            Maximize total return     Medium and high-quality fixed income   Pacific
                        consistent with prudent   securities with varying terms to       Investment
                        investment management.    maturity.                              Management
                                                                                         Company


Money Market            Current income consistent Highest quality money market           Pacific Life
                        with preservation of      instruments believed to have limited
                        capital.                  credit risk.



High Yield Bond         High level of current     Fixed income securities with lower and Pacific Life
                        income.                   medium-quality credit ratings and
                                                  intermediate to long terms to
                                                  maturity.



Equity Income            Current income. Capital  Equity securities of large U.S.        Putnam
                         growth is of secondary   companies with a focus on income-      Investment
                         importance.              producing securities believed to be    Management, Inc.
                                                  undervalued by the market.


Research                 Long-term growth of      Equity securities of large U.S.        Putnam
                         capital.                 companies with potential for capital   Investment
                                                  appreciation.                          Management, Inc.



Equity                  Capital appreciation.     Equity securities of large U.S.        Putnam
                        Current income is of      growth-oriented companies.             Investment
                        secondary importance.                                            Management, Inc.



Aggressive Equity       Capital appreciation.     Equity securities of small and medium- Putnam
                                                  sized companies.                       Investment
                                                                                         Management, Inc.



Large-Cap Value         Long-term growth of       Equity securities of large U.S.        Salomon Brothers
                        capital. Current income   companies.                             Asset Management
                        is of secondary                                                  Inc
                        importance.

YOUR INVESTMENT OPTIONS


An example             Calculating unit values
                       When you choose a variable investment option, we credit
You ask us to          your policy with accumulation units. The number of
allocate $6,000 to     units we credit equals the amount we've allocated
the Inflation          divided by the unit value of the variable account.
Managed investment     Similarly, the number of accumulation units in your
option on a            policy will be reduced when you make a transfer,
business day. At       withdrawal or loan from a variable investment option,
the end of that        and when your monthly charges are deducted.
day, the unit value
of the variable        The value of an accumulation unit is the basis for all
account is $15.        financial transactions relating to the variable
We'll credit your      investment options. We calculate the unit value for
policy with 400        each variable account once every business day, usually
units ($6,000          at or about 4:00 p.m. Eastern time.
divided by $15).
                       Generally, for any transaction, we'll use the next unit
The value of an        value calculated after we receive your written request.
accumulation unit      If we receive your written request before 4:00 p.m.
is not the same as     Eastern time, we'll use the unit value calculated as of
the value of a         the end of that business day. If we receive your
share in the           request on or after 4:00 p.m. Eastern time, we'll use
underlying             the unit value calculated as of the end of the next
portfolio.             business day.

For information        If a scheduled transaction falls on a day that is not a
about timing of        business day, we'll process it as of the end of the
transactions, see      next business day. For your monthly charge, we'll use
Pacific Select         the unit value calculated on your monthly payment date.
Estate Preserver V     If your monthly payment date does not fall on a
basics.                business day, we'll use the unit value calculated as of
                       the end of the next business day.

                       The unit value calculation is based on the following:

                       . the investment performance of the underlying
                         portfolio
                       . any dividends or distributions paid by the underlying
                         portfolio
                       . any charges for any taxes that are, or may become,
                         associated with the operation of the variable account.

                       The unit value of a variable account will change with the value of its corresponding Pacific Select Fund portfolio. Changes in the unit value of a variable account will not change the number of accumulation units credited to your policy.

                       A look at performance
                       Performance information may appear in advertisements, sales literature, or reports to policy owners or prospective buyers.

                       Information about the performance of any variable account of the separate account reflects only the performance of a hypothetical policy. The calculations are based on allocating the hypothetical policy's accumulated value to the variable account during a particular time period.

                       Performance information is no guarantee of how a variable account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the portfolio of the fund in which the variable account invests, and the market conditions during the period of time that's shown.

                       We may show performance information in any way that's allowed under the law that applies to it. This may include presenting a change in accumulated value due to the performance of one or more variable accounts, or as a change in a policy owner's death benefit.

                       We may show performance as a change in accumulated value over time or in terms of the average annual compounded rate of return on accumulated value. This would be based on allocating premium payments for a hypothetical policy to a particular variable account over certain periods of time, including one year, or from the day the variable account started operating. If a portfolio has existed for longer than its corresponding variable account, we may also show the hypothetical returns that the variable account would have achieved had it invested in the portfolio from the day the portfolio started operating.

                       Performance may reflect the deduction of all policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different death benefit options will result in different expenses for the cost of insurance, and the varying expenses will result in different accumulated values.

                       Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the policy is surrendered and do not reflect any deduction of the surrender charge.

                       In our advertisements, sales literature and reports to policy owners, we may compare performance information for a variable account to:

                       . other variable life separate accounts, mutual funds,
                         or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria
                       . the Consumer Price Index, to assess the real rate of
                         return from buying a policy by taking inflation into consideration.

                       Reports and promotional literature may also contain our rating or a rating of our claims-paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

You'll find more       Fees and expenses paid by the Pacific Select Fund
about Pacific          The Pacific Select Fund pays advisory fees and other
Select Fund fees       expenses. These are deducted from the assets of the
and expenses in An     fund's portfolios and may vary from year to year. They
overview of Pacific    are not fixed and are not part of the terms of your
Select Estate          policy. If you choose a variable investment option,
Preserver V.           these fees and expenses affect you indirectly because
                       they reduce portfolio returns. The fund is governed by its own Board of Trustees.

                      ---------------------------------------------------------
Fixed options          You can also choose from two fixed options: the Fixed
                       account and the Fixed LT account. The fixed options
The fixed options      provide a guaranteed minimum annual rate of interest.
are not securities,    The amounts allocated to the fixed options are held in
so they do not fall    our general account.
under any
securities act. For    Here are some things you need to know about the fixed
this reason, the       options:
SEC has not
reviewed the           . Accumulated value allocated to the fixed options earn
disclosure in this       interest on a daily basis, using a 365-day year. Our
prospectus about         minimum annual interest rate is 3%.
these options.         . During the first 10 policy years, a portion of any
However, other           allocation you make to the Fixed LT account earns a
federal securities       higher guaranteed minimum rate of 4.5%. This amount
laws may apply to        equals the Fixed LT enhancement guaranteed amount
the accuracy and         multiplied by the number of policy years. The Fixed
completeness of the      LT enhancement guaranteed amount is listed on your
disclosure about         policy specification sheets when your policy is
these options. For       issued, and equals your policy's sales load target.
more information         Any allocation to the Fixed LT account that exceeds
about the general        the Fixed LT enhancement guaranteed amount earns the
account, see About       minimum guaranteed rate of 3%.
Pacific Life.

YOUR INVESTMENT OPTIONS

                       . We may offer a higher annual interest rate on the
                         fixed options. If we do, we'll guarantee the higher rate for one year.
                       . There are no investment risks or direct charges.

                       . There are limitations on when and how much you can
                         transfer from the fixed options. These limitations are described below in Transferring among investment options. We reserve the right, in our sole discretion, to waive the transfer restrictions on the fixed options. Please contact us or your registered representative to find out if a waiver is currently in effect.

                       . We may limit the total amount you allocate to the
                         Fixed LT account for all Pacific Life policies you own to $1,000,000 in any 12-month period, and transfer any amount over $1,000,000 to your other investment options according to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. You should contact us to find out if a higher limit is in effect.

                      ---------------------------------------------------------
Transferring among     You can transfer among your investment options any time
investment options     during the life of your policy without triggering any
                       current income tax. You can make transfers by writing
If your state          to us, by making a telephone or electronic transfer, or
requires us to         by signing up for one of our automatic transfer
refund your            programs. You'll find more information about making
premiums when you      telephone and electronic transfers in Pacific Select
exercise your right    Estate Preserver V basics.
to cancel, you can
make transfers and     Transfers will normally be effective as of the end of
use transfer           the business day we receive your written, telephone or
programs only after    electronic request.
the free look
transfer date. For     Here are some things you need to know about making
more information,      transfers:
please see Pacific
Select Estate          . Your policy's accumulated value may be invested in up
Preserver V basics.      to 20 investment options at one time.
                       . If you're making transfers between variable
If you live in           investment options, there is no minimum amount
Connecticut,             required and you can make as many transfers as you
Georgia, Maryland,       like.

North Carolina,
North Dakota, or       . You can make transfers from the variable investment
Pennsylvania, you        options to the Fixed account at any time.

can make a transfer    . You can make transfers from the variable investment
to the fixed             options to the Fixed LT account only in the policy
options any time         month right before each policy anniversary.
during the first 18    . You can only make one transfer from each fixed option
months of your           in any 12-month period, except if you've signed up
policy.                  for the first year transfer program.
                       . You can only transfer up to the greater of $5,000 or
You'll find more         25% of your policy's accumulated value in the Fixed
about the first          account in any 12-month period.

year transfer
program later in       . You can only transfer up to the greater of $5,000 or
this section.            10% of your policy's accumulated value in the Fixed
                         LT account in any 12-month period. The restrictions for transfers from the Fixed LT account are temporarily waived during the first policy year. You will be permitted to transfer any amount out of the Fixed LT account at any time during the first twelve policy months. We reserve the right to discontinue this waiver at any time. However, if the waiver is in effect on the date you sign the application for your policy, the waiver on transfer restrictions will remain in effect for your first policy year.


                       . Currently, there is no charge for making a transfer
                         but we may charge you $25 per transfer in the future. You will always be permitted at least 12 free transfers per policy year.

                       . There is no minimum required value for the investment
                         option you're transferring to or from.
                       . You cannot make a transfer if your policy is in the
                         grace period and is in danger of lapsing.
                       . We can restrict or suspend transfers.

                       . We may choose to impose limits on transfer amounts,
                         the value of the investment options you're transferring to or from, or the number and frequency of transfers you can make.

                      ---------------------------------------------------------
Transfer programs      We offer three programs that allow you to make
                       automatic transfers of accumulated value from one investment option to another. Under the dollar cost averaging and portfolio rebalancing programs, you can transfer among the variable investment options. Under the first year transfer program, you can make transfers from the Fixed account to the Fixed LT account and the variable investment options.

Since the value of     Dollar cost averaging program
accumulation units     Our dollar cost averaging program allows you to make
can change, more       scheduled transfers of $50 or more between variable
units are credited     investment options. It does not allow you to make
for a scheduled        transfers to or from either of the fixed options.
transfer when unit     Here's how the program works:
values are lower,
and fewer units        . You need to complete a request form to enroll in the
when unit values         program. You may enroll by telephone or
are higher. This         electronically if you have a completed telephone and
allows you to            electronic authorization form on file.
average the cost of    . You must have at least $5,000 in a variable
investments over         investment option to start the program.
time. Investing        . We'll automatically transfer accumulated value from
this way does not        one variable investment option to one or more of the
guarantee profits        other variable investment options you've selected.
or prevent losses.     . We'll process transfers as of the end of the business
                         day on your policy's monthly, quarterly, semi-annual or annual anniversary, depending on the interval you've chosen. We will not make the first transfer until after the free look transfer date in states that require us to return your premiums if you exercise your right to cancel your policy.
                       . We will not charge you for the dollar cost averaging
                         program or for transfers made under this program, even if we decide to charge you in the future for transfers outside of the program, except if we have to by law.
                       . We have the right to discontinue, modify or suspend
                         the program at any time.

                       We'll keep making transfers at the intervals you've chosen until one of the following happens:
                       . the total amount you've asked us to transfer has been
                         transferred
                       . there is no more accumulated value in the investment
                         option you're transferring from
                       . your policy enters the grace period and is in danger
                         of lapsing
                       . you tell us in writing to cancel the program
                       . we discontinue the program.

Because the            Portfolio rebalancing program
portfolio              As the value of the underlying portfolios changes, the
rebalancing program    value of the allocations to the variable investment
matches your           options will also change. The portfolio rebalancing
original percentage    program automatically transfers your policy's
allocations, we may    accumulated value among the variable investment options
transfer money from    according to your original percentage allocations.
an investment
option with
relatively higher      Here's how the program works:
returns to one with
relatively lower       . You enroll in the program by sending us a written
returns. signed request or a completed automatic rebalancing form. You may enroll by telephone or electronically if you have a completed telephone and electronic authorization form on file.
                       . Your first rebalancing will take place on the monthly
                         payment date you choose. You choose whether we should make transfers quarterly, semi-annually or annually, based on your policy date.

YOUR INVESTMENT OPTIONS

                       . If you cancel this program, you must wait 30 days to
                         begin it again.
                       . You cannot use this program if you're already using
                         the dollar cost averaging program.
                       . We do not currently charge for the portfolio
                         rebalancing program or for transfers made under this program.
                       . We can discontinue, modify or suspend the program at
                         any time.

This program allows    First year transfer program
you to average the     Our first year transfer program allows you to make
cost of investments    monthly transfers during the first policy year from the
over your first        Fixed account to the variable investment options or the
policy year.           Fixed LT account. It does not allow you to transfer
Investing this way     among variable investment options.
does not guarantee
profits or prevent     Here's how the program works:
losses.
                       . You enroll in the program when you apply for your
                         policy.
                       . You choose a regular amount to be transferred every
                         month for 12 months.
                       . We make the first transfer on the day we allocate
                         your first net premium to the investment options you've chosen. Each transfer will be made on the same day every month.
                       . If you sign up for this program, we'll waive the
                         usual transfer limit for the Fixed account during the first policy year.
                       . If we make the last transfer during the second policy
                         year, we will not count it toward the usual one transfer per year limit for the Fixed account.
                       . If the accumulated value in the Fixed account is less
                         than the amount to be transferred, we'll transfer the balance and then cancel the program.
                       . If there is accumulated value remaining in the Fixed
                         account at the end of the program, our usual rules for the Fixed account will apply.
                       . We do not currently charge for the first year
                         transfer program or for transfers made under this program.

WITHDRAWALS, SURRENDERS AND LOANS

Making a               You can take out all or part of your policy's
withdrawal, taking     accumulated value while your policy is in force by
out a loan or          making withdrawals or surrendering your policy. You can
surrendering your      take out a loan from us using your policy as security.
policy can change      You can also use your policy's loan and withdrawal
your policy's tax      features to supplement your income, for example, during
status, generate       retirement.
taxable income, or
make your policy
more susceptible to
lapsing. Be sure to
plan carefully
before using these
policy benefits.

If you withdraw a
larger amount than
you've paid into
your policy, your
withdrawal may be
considered taxable
income.

For more
information, see
Variable life
insurance and your
taxes.
                      ---------------------------------------------------------
Making withdrawals     You can withdraw part of your policy's net cash
                       surrender value starting on your policy's first
You can choose to      anniversary. Here's how it works:
receive your
withdrawal in a        . You must send us a written request that's signed by
lump sum or use it       all owners.
to buy an income       . Each withdrawal must be at least $500, and the net
benefit. Please see      cash surrender value of your policy after the
the discussion           withdrawal must be at least $500.
about income           . If your policy has an outstanding loan amount, the
benefits in General      maximum withdrawal you can take is the amount, if
information about        any, by which the cash surrender value just before
your policy.             the withdrawal, exceeds the outstanding loan amount
                         divided by 90%.
We will not accept     . We'll charge you $25 for each withdrawal you make.
your request to        . If you do not tell us which investment options to
make a withdrawal        take the withdrawal from, we'll deduct the withdrawal
if it will cause         and the withdrawal charge from all of your investment
your policy to           options in proportion to the accumulated value you
become a modified        have in each option.
endowment contract,    . The accumulated value, cash surrender value and net
unless you've told       cash surrender value of your policy will be reduced
us in writing that       by the amount of each withdrawal.
you want your          . If the last surviving person insured under the policy
policy to become a       dies after you've sent a withdrawal request to us,
modified endowment       but before we've made the withdrawal, we'll deduct
contract.                the amount of the withdrawal from any death benefit
                         proceeds owing.

                       How withdrawals affect your policy's death benefit Making a withdrawal will affect your policy's death benefit in the following ways:

                       . if your policy's death benefit does not equal the
                         guideline minimum death benefit, the death benefit may decrease by the amount of your withdrawal.
                       . if your policy's death benefit equals the guideline
                         minimum death benefit, the death benefit may decrease by more than the amount of your withdrawal.

                       How withdrawals affect your policy's face amount
                       If you've chosen death benefit Option B or Option C, making a withdrawal does not reduce your policy's face amount.

                       If you've chosen death benefit Option A or Option D, a withdrawal may reduce your face amount. You can make one withdrawal during each of the first 15 policy years of $10,000 or 10% of your policy's cash surrender value, whichever is less, without reducing your policy's face amount. If you withdraw a larger amount, or make additional withdrawals, the face amount will be reduced by the amount if any, by which the face amount exceeds the death benefit immediately before the withdrawal, minus the amount of the withdrawal.

WITHDRAWALS, SURRENDERS AND LOANS

                      ---------------------------------------------------------
Taking out a loan      You can borrow money from us any time while your policy
                       is in force either by sending us a request in writing,
The amount in the      over the telephone or electronically. You'll find more
loan account, plus     information about requesting a loan by telephone or
any interest you       electronically in Pacific Select Estate Preserver V
owe, is referred to    basics.
throughout this
prospectus as your     When you borrow money from us, we use your policy's
outstanding loan       accumulated value as security. You pay interest on the
amount. Your policy    amount you borrow. The accumulated value set aside to
refers to this         secure your loan also earns interest. Here's how it
amount as policy       works:
debt.
                       . To secure the loan, we transfer an amount equal to
Taking out a loan        the amount you're borrowing from your accumulated
will affect the          value in the investment options to the loan account.
growth of your           We'll transfer this amount from your investment
policy's                 options in proportion to the accumulated value you
accumulated value,       have in each option, unless you tell us otherwise.
and may affect the     . Interest owing on the amount you've borrowed accrues
death benefit.           daily at an annual rate of 3.25%. Interest that has
                         accrued during the policy year is due on your policy anniversary. If you do not pay the interest when it's due, we'll add it to the amount of your loan and begin accruing interest on it from the day it was due. We'll also transfer an amount equal to the interest that was due, from your policy's accumulated value to the loan account. We'll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.
                       . The amount in the loan account earns interest daily
                         at an annual rate of at least 3.0%. On your policy anniversary, we transfer the interest that's been credited to the loan account proportionately to your investment options according to your most recent allocation instructions.
                       . We currently intend to credit interest on the amount
                         in the loan account at an annual rate of 3.25% in policy year 6 and thereafter. We can decrease the rate credited if we believe the change is needed to ensure that your policy loan is not treated as a taxable distribution under federal income tax laws, or any applicable ruling, regulation, or court decision. We will not decrease the annual rate to less than 3.0% on the amount in the loan account.

                       How much you can borrow

                       The minimum amount you can borrow is $200, unless there
An example             are other restrictions in your state. You can borrow up
                       to the larger of the following amounts:

For a policy in
policy year 13         . 100% of the accumulated value in the fixed options,
with:                    plus 90% of the accumulated value in the variable
 . accumulated value      investment options, less any surrender charges that
  of $100,000            would apply if you surrendered your policy on the day
 . a most recent          you took out the loan.
  monthly charge of
  $100                 . the result of a x (b / c) - d, where:
 . an outstanding
  loan amount of         a = the accumulated value of your policy less any
  $50,000                    surrender charges that would have applied if you
                             surrendered your policy on the day you took out
The maximum amount           the loan, and less 12 times the most recent
you can borrow is            monthly charge
$48,560.78               b = 1.03
(($100,000 -             c = 1.0325
$1,200) X (1.03 /        d = any outstanding loan amount.
1.0325)- $50,000)

                    Paying off your loan

                       You can pay off all or part of the loan any time while your policy is in force. Unless you tell us otherwise, we'll transfer any loan payments you make proportionately to your investment options according to your most recent allocation instructions.

                       While you have an outstanding loan, we'll treat any money you send us as a loan payment unless you tell us otherwise in writing.

                       What happens if you do not pay off your loan
                       If you do not pay off your loan, we'll deduct the
Your outstanding       amount in the loan account, including any interest you
loan amount could      owe, from one of the following:
result in taxable
income if you          . the death benefit proceeds before we pay them to your
surrender your           beneficiary
policy, if your        . the cash surrender value if you surrender your policy
policy lapses, or      . the amount we refund if you exercise your right to
if your policy is a      cancel.
modified endowment
contract. You          Taking out a loan, whether or not you repay it, will
should talk to your    have a permanent effect on the value of your policy.
tax advisor before     For example, while your policy's accumulated value is
taking out a loan      held in the loan account, it will miss out on the
under your policy.     potential earnings available through the variable
For more               investment options. The amount of interest you earn on
information, please    the loan account may be less than the amount of
turn to Taking out     interest you would have earned from the fixed options.
a loan in Variable     These could lower your policy's accumulated value,
life insurance and     which could reduce the amount of the death benefit.
your taxes.
                       When a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your outstanding loan amount, there is not enough accumulated value in your policy to cover the policy charges, your policy could lapse. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing.

                      ---------------------------------------------------------
Ways to use your       You can use your policy's loan and withdrawal features
policy's loan and      to supplement your income, for example, during
withdrawal features    retirement.

If you're              Using your policy to supplement your income does not
interested in using    change your rights or our obligations under the policy.
your life insurance    The terms for loans and withdrawals described in this
policy to              prospectus remain the same.
supplement your
retirement income,     Here are some things you should consider when setting
please contact us      up an income stream:
for more
information.           . the rate of return you expect to earn on your
                         investment options
We can provide you     . how long you would like to receive regular income
with illustrations     . the amount of accumulated value you want to maintain
that give you            in your policy.
examples of how
this could affect      Understanding the risks
the accumulated        Setting up an income stream may not be suitable for all
value, net cash        policy owners. It's important to understand the risks
surrender value and    that are involved in using your policy's loan and
death benefit of       withdrawal features.
your policy based
on different           You must always leave enough accumulated value in your
hypothetical gross     policy to help ensure your policy will continue to
rates of return. We    qualify as life insurance and will not lapse. Your
will not use a         policy will lapse if there is not enough accumulated
higher rate than       value, after subtracting any outstanding loan amount,
12%, and will          to cover the monthly charge on the day we make the
always compare it      deduction and the grace period expires. If your policy
with a rate of 0%      lapses, we'll end your life insurance coverage.
based on guaranteed
insurance costs.       There are also charges associated with reinstating a
                       lapsed policy.
The hypothetical
rates of return are    You should consult with your financial adviser and
not illustrative of    carefully consider how much you can withdraw and borrow
past or future         from your policy each year to set up your income
results. Policy        stream.
values and benefits
would be different     Remember that the performance of your investment
if:                    options also affects your policy's accumulated value.
                       Poor performance can increase the danger of your policy
 . the gross annual     lapsing. And as the cost of insurance generally
  rates of return      increases with the ages of the persons insured by the
  are different        policy, this can also reduce the accumulated value.
  from the
  hypothetical
  rates
 . premiums were not
  paid as
  illustrated
 . loan interest was
  paid when due.

WITHDRAWALS, SURRENDERS AND LOANS

You can also ask       In addition, you should carefully review the policy
for accompanying       statements we send you. Your statements will allow you
charts and graphs      to monitor your policy's accumulated value, less your
that compare           outstanding loan amount, to ensure your policy can
results from           continue to support the income stream you have chosen.
various retirement
strategies.            If your policy lapses, or you surrender your policy
                       after you have taken out a loan, you could face
You can ask your       significant income tax liability in the year of the
registered             lapse or surrender. Any outstanding loan amount will
representative for     automatically be repaid when your policy lapses or you
illustrations          surrender your policy. You could be taxed to the extent
showing how policy     that the net surrender value plus the outstanding loan
charges may affect     amount repaid exceeds the cost basis of your policy.
existing
accumulated value      Interest on a loan is due to us on each policy
and how future         anniversary. If we do not receive the interest when
withdrawals and        due, we'll add it to the outstanding loan amount and
loans may affect       begin accruing interest from the day it was due. This
the accumulated        has a compounding effect and can add to your income tax
value and death        liability.
benefit.
                       If both persons insured by the policy die, we'll deduct
Tax issues are         any outstanding loan amount from the death benefit.
described in detail    This means the death benefit proceeds will be less than
in Variable            the death benefit and may be less than the face amount.
insurance and your
taxes.

                      ---------------------------------------------------------

Automated income       Our automated income option ("AIO") program allows you
option                 to make scheduled withdrawals or loans. Your policy is
                       eligible after the 7th policy anniversary. To begin the
Withdrawals and        program, you must have a minimum net cash surrender
loans may reduce       value of $50,000, and your policy must not qualify as a
policy values and      modified endowment contract.
benefits. They may
also increase your     You request participation in the AIO program and
risk of lapse. In      specify your AIO preferences by sending us an AIO
order to minimize      request form. If you wish to do so, contact your
the risk of lapse,     registered representative for an AIO request form.
you should not take
additional loans or    There is no fee to participate in the AIO program. The
withdrawals while      $25 fee for withdrawals under the AIO program is
you are in the AIO     currently waived.
program.
                       Here's how the program works:
Distributions under
the AIO program may    . You can set up the income stream from your policy on
result in tax            either a monthly or annual basis. Each scheduled
liability. Please        income payment must be at least $500 if you choose to
consult your tax         receive monthly payments, or $1,000 if you choose
advisor.                 annual payments.

For more               . You may choose to receive either a fixed amount of
information, see         income or an amount based on a fixed duration.
Variable life            Depending upon your objectives, you may wish to
insurance and your       reduce your face amount or change your policy's death
taxes.                   benefit option in order to maximize your income.

                       . You choose the scheduled income payment date. You may
                         elect to have your income payments sent either by check or by electronic deposit to a bank account. The effective date of the withdrawal or loan will be the business day before any income payment date.

                       . If the scheduled income payment date falls on a
                         weekend or holiday, the actual income payment date will be the business day before the scheduled income payment date.

                       . The withdrawal or loan will be taken from your
                         policy's investment options in proportion to the accumulated value in each option.

Over time, your        Upon our receipt of your AIO request form, we will run
policy's actual        a hypothetical illustration to determine if your
performance, and       request can be fulfilled, or if any adjustments will be
perhaps your use of    necessary. We use the illustration to test your policy
the policy's           for the minimum net cash surrender value requirement.
options, are likely    Your policy must continue to have an illustrated net
to vary from the       cash surrender value at age 100 sufficient to meet the
assumptions used in    minimum accumulated value required to allow for payment
the illustrations.     of policy charges, including policy loan interest.
Changes in your
policy's investment    Illustrations generally will be run at an annual gross
option allocations     earnings rate chosen by you, not to exceed 10%. No
can impact your        earnings rate used is a guarantee or indication of
future values and      actual earnings.
income you receive.
Your policy may        We will complete an AIO agreement form, and send it and
also be more           the illustration to your registered representative for
susceptible to         delivery to you. The AIO agreement form will confirm
lapse.                 your income payment amount, frequency and duration, and
                       will also confirm your policy's cost basis and other
You are responsible    information about your elections under the AIO program.
to monitor your
policy's               Unless you request otherwise, distributions under the
accumulated value      AIO program will be taken first as withdrawals if not
to ensure your         taxable, then they will be taken as loans.
policy is not in
danger of lapsing.     Payments under the AIO program will begin as scheduled
You may need to        once we receive your signed AIO agreement form. We will
make additional        send you a letter confirming the date and amount of the
premium payments or    first income payment.
loan repayments to
prevent your policy    The income payments will usually remain constant during
from lapsing.          each income period, unless there is insufficient net
                       cash surrender value to make a payment. The duration of
You will not           each income period is one year, except that the first
receive a notice to    income period may differ depending on the following:
remind you of your
scheduled premium      . If the AIO program start date is six months or more
payments while you       from your next policy anniversary, the income period
are in the AIO           will end on the next policy anniversary. In this
program.                 case, the first income period will last at least six
                         months, but not more than one year.

                       . If the AIO program start date is less than six months
                         from your next policy anniversary, the income period will extend to the following policy anniversary. In this case, the first income period will last at least one year, but not more than 18 months.

There is no charge     After the first income period, and each year you remain
for illustrations      in the AIO program, we will run an illustration after
we run in              each policy anniversary. This illustration will
connection with the    generally be run at a rate chosen by you, not to exceed
AIO program. They      a gross annual rate of 10%. Your policy must continue
do not count toward    to have an illustrated net cash surrender value at age
your one free          100 sufficient to meet the minimum accumulated value
illustration per       required to allow for payment of policy charges,
year.                  including policy loan interest.

                       We will send you a letter and the illustration to notify you of any changes in your income payment amount or duration. The new income payment amount will be effective on the income payment date following the previous income period.

                       You may discontinue participation in the AIO program at any time by sending a written notice to us.

WITHDRAWALS, SURRENDERS AND LOANS

                      ---------------------------------------------------------
Surrendering your      You can surrender or cash in your policy at any time
policy                 while either of the two people insured by the policy is
                       still living. Your policy's cash surrender value is its
You can choose to      accumulated value less any surrender charge that
receive your money     applies. The net cash surrender value equals your
in a lump sum or       policy's cash surrender value after deducting any
use it to buy an       outstanding loan amount.
income benefit.
Please see the         Here are some things you need to know about
discussion about       surrendering your policy:
income benefits in
General information    . You must send us your policy and a written request.
about your policy.     . We'll send you the policy's net cash surrender value.
                         If you surrender your policy during the first 10
                         policy years, we'll deduct a surrender charge that
                         helps cover our costs for underwriting, issuing and
If you increase          distributing our policies. The box on the next page
your policy's face       describes how we calculate the surrender charge.
amount, we'll send     . Your policy's surrender charge is based on the
you a supplemental       initial face amount of your policy and each
schedule of              additional coverage segment. The surrender charge is
benefits that shows      calculated on each coverage segment at a rate that is
the surrender            based on the age and risk classification of both
charge associated        people insured by the policy on the date each
with the increase.       coverage segment is effective, and each $1,000 of
                         coverage segment.
                       . There is no surrender charge on the initial face
                         amount after 10 policy years.
                       . We guarantee the surrender charge rates will not
                         increase. We can reduce or waive the surrender charge on policies sold to our directors or employees, to any of our affiliates or to any trustees or employees or affiliates of the Pacific Select Fund.
                       . If you increase your policy's face amount, each
                         increase has a surrender charge based on the amount of the increase and the age and risk classification of both people insured by the policy at the time of the increase, for 10 policy years.
                       . If you decrease the face amount, the decrease will
                         not affect your policy's surrender charge.


                   ---------------------------------------------------------
Estate tax waiver      Subject to state availability, your policy has an
of surrender charge    Estate tax waiver of surrender charge rider.
rider
                       If there is no federal estate tax in effect for the
Tax legislation        estates of persons dying after December 31, 2010, the
passed in 2001         option date, you may elect to surrender your policy and
provides for           we will waive any surrender charge on the initial face
reductions in          amount of your policy. If you elect this benefit, you
federal estate tax     must notify us in proper form within 60 days after the
rates, and a           option date, and your policy and all attached riders
"repeal" of the        will end. There is no additional charge for the rider
federal estate tax     or to elect the benefit under this rider.
in 2010. However,
the legislation
provides for full
reinstatement of
the federal estate
tax in the year
2011.

                      ---------------------------------------------------------
An example             How we calculate the surrender charge

For a policy:          The surrender charge is assessed against your policy's
                       accumulated value. The surrender charge is based on the
 . that insures a       age and risk class on the policy date of both people
  male non-smoker      insured by the policy, and on the initial face amount
  and a female non-    of your policy.
  smoker, each of
  whom is age 50       The surrender charge is designed to help cover our cost
  when the policy      of distributing the policies and our administrative
  is issued            expenses for underwriting and issuing a policy,
 . has an initial       including the costs of processing applications,
  face amount of       conducting medical examinations, determining the
  $2,000,000.          insurability and underwriting classes of the people
                       insured, and establishing policy records.
For death benefit
Option A, Option C     The amount of the charge does not change during the
or Option D, the       first policy year. Starting on the first policy
surrender charge       anniversary, the charge decreases by 0.9259% each month
is:                    until it reaches zero at the end of the 10th policy
                       year.
 . $21,960 in the
  first policy year    If you increase your policy's face amount, each
  (($2,000,000 /       increase has a surrender charge based on the amount of
  1,000) X $10.98)     the increase.
 . $17,080.14 at the
  end of the third     Please refer to your policy and any supplemental
  policy year          schedule of benefits for surrender charge.
  (($21,960 -
  ($21,960 X
  0.9259% X 24
  months))

For death benefit     ---------------------------------------------------------
Option B, the          Calculating the surrender charge on a decrease in face
surrender charge       amount
is:
                       Here's how we calculate the partial surrender charge on
 . $28,540 in the       a decrease in face amount:
  first policy year
  (($2,000,000 /       . Step 1: we divide the amount of the decrease by your
  1,000) X $14.27)       policy's face amount immediately before the decrease
 . $22,197.96 at the    . Step 2: we multiply the amount we calculated in step
  end of the third       1 by the total surrender charge that would apply if
  policy year            you surrendered your policy.
  (($28,540 -
  ($28,540 X           We deduct the amount we calculated in step 2 from your
  0.9259% X 24         investment options in proportion to the accumulated
  months))             value you have in each option.

The most we will       After a face amount decrease, the total surrender
assess on any          charge for your policy is reduced by the amount
surrendered            deducted from the accumulated value at the time of the
coverage segment is    decrease.
$55.00 per $1,000
of face amount.        We currently waive the partial surrender charge on a
                       decrease in face amount.

                      ---------------------------------------------------------

Policy restoration     You may request to restore a policy you surrender if
                       the person insured by the policy is still living.
                       Here's how it works:

                        . We must receive your request to restore the policy
                          along with the full amount of the surrender proceeds within 30 days from the original date of the surrender. We will not require evidence of insurability.

                        . If we assessed a surrender charge when you
                          surrendered your policy, we will add the value of the charge to the surrender proceeds we receive from you.


                        . The surrender proceeds and any refunded surrender
                          charge will be placed into the Fixed account as of the original date of the surrender. We will calculate and pay interest on this amount from the date of surrender to the date we process your restoration request.

                        . On the date we process your restoration request, we
                          will transfer your accumulated value in the Fixed account to the investment options you choose according to your most recent premium allocation instructions.

                        . If you had an outstanding loan amount when you
                          surrendered your policy, we will reinstate the loan amount that was outstanding the day you surrendered your policy.

                        . Once we have restored the policy, we will send you a
                          written confirmation.

                       We will not restore a policy that has been surrendered for an income benefit.

GENERAL INFORMATION ABOUT YOUR POLICY

                       This section tells you some additional things you should know about your policy.

                      ---------------------------------------------------------
Income benefit         If you surrender or make a withdrawal from your policy,
                       you can use the money to buy an income benefit that provides a monthly income. Your policy's beneficiary can use death benefit proceeds to buy an income benefit. In addition to the income benefit described below, you can choose from other income benefits we may make available from time to time.

                       The following is one income benefit available under the Pacific Select Estate Preserver V policy:

                       . The income benefit is based on the life of the person
                         receiving the income. If the policy owner is buying the income benefit, monthly income will be based on the owner's life. If the policy's beneficiary buys the income benefit, monthly income will be based on the beneficiary's life.
                       . We'll pay a monthly income for at least 10 years
                         regardless of whether the person receiving the income is still alive.
                       . After 10 years, we'll only pay the monthly income for
                         as long as the person receiving it is still alive.
                       . The minimum monthly income benefit calculated must be
                         at least $100.
                       . For this income benefit, the amount you receive will
                         always be at least as much as the amount guaranteed by your policy.

                      ---------------------------------------------------------
Paying the death       If either person insured by the policy, whether sane or
benefit in the         insane, commits suicide within two years of the policy
case of suicide        date, death benefit proceeds will be the total of all
                       premiums you've paid, less any outstanding loan amount, any withdrawals you've made, and any cash dividends we've paid.

                      ---------------------------------------------------------
Replacement of life    The term replacement has a special meaning in the life
insurance or           insurance industry. Before you make a decision to buy,
annuities              we want you to understand what impact a replacement may
                       have on your existing insurance policy.

                       A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

                       . lapsed, forfeited, surrendered or partially
                         surrendered, assigned to the replacing insurer, or otherwise terminated
                       . converted to reduced paid-up insurance, continued as
                         extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values
                       . amended to effect either a reduction in benefits or
                         in the term for which coverage would otherwise remain in force or for which benefits would be paid
                       . reissued with any reduction in cash value, or . pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

                       There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

                      ---------------------------------------------------------
Errors on your         If the age of either person insured by your policy is
application            stated incorrectly on your application, we'll adjust
                       the face amount to reflect the correct age. Here's how we'll do it:

                       . Using the monthly cost of insurance rate for the
                         policy year in which we discover the mistake, we'll multiply the face amount by the rate based on the incorrect age. We'll then divide the result by the monthly cost of insurance rate that's based on the correct age.
                       . We'll calculate accumulated value using cost of
                         insurance, rider and benefit charges based on the correct age, for all policy months following the month we discover the mistake.
                       . We will not recalculate accumulated value for the
                         policy months up to and including the month in which we discover the mistake.
                       . We will not recalculate mortality and expense risk
                         charges or surrender charges.

                      ---------------------------------------------------------
Contesting the         We have the right to contest the validity of your
validity               policy for two years from the policy date. Once your
of your policy         policy has been in force for two years from the policy
                       date during the lifetime of the people insured by the policy, we generally lose the right to contest its validity.

                       We also have the right to contest the validity of a policy that you reinstate for two years from the day that it was reinstated. Once your reinstated policy has been in force for two years from the reinstatement date during the lifetime of the people insured by the policy, we generally lose the right to contest its validity. During this period, we may contest your policy only if there is a material misrepresentation on your application for reinstatement.

                       Regardless of the above, we can contest the validity of your policy for failure to pay premiums at any time. The policy will terminate upon successful contest with respect to either person insured by the policy.

                      ---------------------------------------------------------
Assigning your         You can assign your policy as collateral to secure a
policy as              loan, mortgage, or other kind of debt. Here's how it
collateral             works:

Assigning a policy     . An assignment does not change the ownership of the
that's a modified        policy.
endowment contract     . After the policy has been assigned, your rights and
may generate             the rights of your beneficiary will be subject to the
taxable income and       assignment. The entire policy, including any income
a 10% penalty tax.       benefit, rider, benefit and endorsement, will also be
                         subject to the assignment.
                       . We're not responsible for the validity of any
                         assignment.
                       . We must receive and record a copy of the original
                         assignment in a form that's acceptable to us before we'll consider it binding.
                       . Unless otherwise provided, the person or organization
                         you assign your policy to may exercise the rights under the policy, except the right to change the policy owner or the beneficiary or the right to choose a monthly income benefit.

                      ---------------------------------------------------------
Dividends              We do not expect to pay any dividends. If we do pay
                       dividends, we'll pay them annually in cash.

VARIABLE LIFE INSURANCE AND YOUR TAXES

The tax                This discussion about taxes is based on our
consequences of        understanding of the present federal income tax laws as
owning a policy or     they are currently interpreted by the Internal Revenue
receiving proceeds     Service (IRS). It's based on the Internal Revenue Code
from it may vary by    (the tax code) and does not cover any state or local
jurisdiction and       tax laws.
according to the
circumstances of       This is not a complete discussion of all federal income
each owner or          tax questions that may arise under the policy. There
beneficiary.           are special rules that we do not include here that may
                       apply in certain situations.
Speak to a
qualified tax          We do not know whether the current treatment of life
adviser for            insurance policies under current federal income tax or
complete               estate or gift tax laws will continue. We also do not
information about      know whether the current interpretations of the laws by
federal, state and     the IRS or the courts will remain the same. Future
local taxes that       legislation may adversely change the tax treatment of
may apply to you.      life insurance policies, other tax consequences
                       described in this discussion or tax consequences that
Recently passed tax    relate directly or indirectly to life insurance
legislation            policies.
provides, among
other things, for      We do not make any guarantees about the tax status of
reductions in          your policy, and you should not consider the discussion
federal estate tax     that follows to be tax advice.
rates, increases in
the exemption
amount, and a
"repeal" of the
federal estate tax
in 2010. However,
the legislation
provides for full
reinstatement of
the federal estate
tax in the year
2011. If you are
considering the
purchase of the
policy to help pay
federal estate
taxes at death,
consult with your
tax advisor.

                      ----------------------------------------------------------
Tax treatment of       Definition of life insurance
life insurance         We believe that the policy qualifies as life insurance.
policies               That means it will receive the same tax advantages as a
                       conventional fixed life insurance policy. The two main
In order to qualify    tax advantages are:
as a life insurance
contract for           . In general, your policy's beneficiary will not be
federal income tax       subject to federal income tax when he or she receives
purposes, the            the death benefit proceeds. This is true regardless
policy must meet         of whether the beneficiary is an individual,
the statutory            corporation, or other entity.
definition of life     . You'll generally not be taxed on your policy's
insurance.               accumulated value unless you receive a cash
                         distribution by making a withdrawal, surrendering
Death benefits may       your policy, or in some instances, taking a loan from
be excluded from         your policy.
income under
Section 101(a) of      The tax laws defining life insurance, however, do not
the tax code.          cover all policy features. Your policy may have
                       features that could prevent it from qualifying as life
We believe that        insurance. For example, the tax laws have yet to
last survivor          address many issues concerning the treatment of
policies meet the      substandard risk policies, policies with term insurance
statutory              on the people insured by the policy or certain tax
definition of life     requirements relating to joint survivorship life
insurance under        insurance policies. We can make changes to your policy
Section 7702 of the    if we believe the changes are needed to ensure that
tax code. However,     your policy continues to qualify as a life insurance
the area of tax law    contract.
relating to the
definition of life     The tax code and tax regulations impose limitations on
insurance does not     unreasonable mortality and expense charges for purposes
explicitly address     of determining whether a policy qualifies as life
all relevant issues    insurance for federal tax purposes. For life insurance
relating to last       policies entered into on or after October 21, 1988,
survivor life          these calculations must be based upon reasonable
insurance policies.    mortality charges and other charges reasonably expected
We reserve the         to be actually paid.
right to make
changes to the
policy if we deem
the changes
appropriate to
continue to qualify
your policy as a
life insurance
contract. If a
policy were
determined not to
qualify as life
insurance, the
policy would not
provide the tax
advantages normally
provided by life
insurance. This
includes excluding
the death benefit
from the gross
income of the
beneficiary.

                       While the Treasury Department has issued proposed regulations about reasonable standards for mortality charges, the standards that apply to joint survivor life insurance policies are not entirely clear. While we believe that our mortality costs and other expenses used in calculating whether the policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your policy qualifies as a life insurance contract.

                       Diversification rules and ownership of the separate
Section 817(h) of      account
the tax code           Your policy will not qualify for the tax benefit of a
describes the          life insurance contract unless the separate account
diversification        follows certain rules requiring diversification of
rules.                 investments underlying the policy. In addition, the IRS
                       requires that the policyholder does not have control
For more               over the underlying assets.
information about
diversification        The Treasury Department has announced that the
rules, please see      diversification rules "do not provide guidance
Managing the           concerning the circumstances in which it will treat an
Pacific Select Fund    investor, rather than the insurance company, as the
in the attached        owner of the assets in a separate account." The IRS
Pacific Select Fund    treats a variable policy owner as the owner of separate
prospectus.            account assets if he or she has the ability to exercise
                       investment control over them. Owners of the assets are taxed on any income or gains the assets generate.
                       Although the Treasury Department announced several years ago that it would provide further guidance on the issue, it had not done so when we wrote this prospectus.

                       The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible the IRS would treat you as the owner of your policy's proportionate share of the assets of the separate account.

                       We do not know what will be in future Treasury Department regulations or other guidance. We cannot guarantee that the fund's portfolios will be able to operate as currently described in the prospectus, or that the fund will not have to change any portfolio's investment objective or policies. We can modify your policy if we believe it will prevent you from being considered the owner of your policy's proportionate share of the assets of the separate account.

Policy exchanges       Policy exchanges
fall under Section     If you exchange your policy for another one that
1035(a) of the tax     insures the same people, it generally will be treated
code.                  as a tax-free exchange and, if so, will not result in
                       the recognition of gain or loss. If any of the people insured by the policy are changed, the exchange will be treated as a taxable exchange.

                       Change of ownership
                       You may have taxable income if you transfer ownership of your policy, sell your policy, or change the ownership of it in any way.

There are special      Corporate owners
rules for              There are special tax issues for corporate owners:
corporate-owned
policies. You          . using your policy to fund deferred compensation
should consult your      arrangements for employees has special tax
tax adviser.             consequences
                       . corporate ownership of a policy may affect your
Section 59A of the       liability under to the alternative minimum tax and
tax code deals with      the environmental tax.
the environmental
tax.

VARIABLE LIFE INSURANCE AND YOUR TAXES

                      ---------------------------------------------------------
Conventional life      The tax treatment of your policy will depend upon
insurance policies     whether it is a type of contract known as a modified
                       endowment contract. We describe modified endowment
Under Section 7702A    contracts later in this section. If your policy is not
of the tax code,       a modified endowment contract, it will be treated as a
policies that are      conventional life insurance policy and will have the
not classified as      following tax treatment:
modified endowment
contracts are taxed    Surrendering your policy
as conventional        When you surrender, or cash in, your policy, you'll
life insurance         generally be taxed on the difference, if any, between
policies.              the cash surrender value and the cost basis in your
                       policy.
The cost basis in
your policy is         Making a withdrawal
generally the          If you make a withdrawal after your policy has been in
premiums you've        force for 15 years, you'll only be taxed on the amount
paid plus any          you withdraw that exceeds the cost basis in the policy.
taxable
distributions less     Special rules apply if you make a withdrawal within the
any withdrawals or     first 15 policy years and it's accompanied by a
premiums previously    reduction in benefits. In this case, there is a special
recovered that were    formula under which you may be taxed on all or a
not taxable.           portion of the withdrawal amount.

                       Taking out a loan
                       If you take out a loan, you will not pay tax on the loan amount unless your policy is surrendered or lapses and you have not repaid your outstanding loan amount. The interest you pay, or that's accrued, on a loan is generally nondeductible. Ask your tax adviser for more information.

                       Loans and corporate-owned policies
                       If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest payable on loan proceeds. If the taxpayer is an entity that's a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity's deductions for loan interest may be disallowed, even though this interest may relate to debt that's completely unrelated to the contract. There may be a limited exception that applies to contracts issued on 20% owners, officers, directors or employees of the entity. For more information about this exception, you should consult your tax adviser.

                      ---------------------------------------------------------
Modified endowment     A modified endowment contract is a special type of life
contracts              insurance policy. If your policy is a modified
                       endowment contract, it will have the tax treatment
Section 7702A of       described below. Any distributions you receive during
the tax code           the life of the policy are treated differently than
defines a class of     under conventional life insurance policies.
life insurance         Withdrawals, loans, pledges, assignments and
policies known as      surrendering your policy are all considered
modified endowment     distributions and may be subject to tax on an income-
contracts. Like        first basis and a 10% penalty.
other life
insurance policies,    When a policy becomes a modified endowment contract
the death benefit      A life insurance policy becomes a modified endowment
proceeds paid to       contract if, at any time during the first seven policy
your beneficiary       years, the sum of actual premiums paid exceeds the
generally are not      seven-pay limit. The seven-pay limit is the cumulative
subject to federal     total of the level annual premiums (or seven-pay
income tax and your    premiums) required to pay for the policy's future death
policy's               and endowment benefits.
accumulated value
grows on a tax-        For example, if the seven-pay premiums were $1,000 a
deferred basis         year, the maximum premiums you could pay during the
until you receive a    first seven years to avoid modified endowment treatment
cash distribution.     would be $1,000 in the first year, $2,000 through the
                       first two years and $3,000 through the first three
If there is a          years, etc. Under this test, a Pacific Select Estate
material change to     Preserver V policy may or may not be a modified
your policy, like a    endowment contract, depending on the amount of premiums
change in the death    paid during the policy's first seven contract years or
benefit, we may        after a material change has been made to the policy.
have to retest your
policy and restart
the seven-pay
premium period to
determine whether
the change has
caused the policy
to become a
modified endowment
contract.

                       Surrendering your policy
                       If you surrender your policy, you're taxed on the amount by which the cash surrender value exceeds the cost basis in the policy.

                       Making a withdrawal or taking out a loan
                       If you make a withdrawal or take out a loan from a modified endowment contract, you're taxed on the amount of the withdrawal or loan that's considered income, including all previously non-taxed gains. Income is the difference between the cash surrender value and the cost basis in your policy. It's unclear whether interest paid, or accrued, on a loan is considered interest for federal income tax purposes. If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest payable on loan proceeds. You should consult your tax adviser.

                       All modified endowment contracts we or our affiliates issue to you in a calendar year are treated as a single contract when we calculate whether a distribution amount is subject to tax.

                       10% penalty tax
                       If any amount you receive from a modified endowment contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount.

                       A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

                       . you're at least 59 1/2 years old
                       . you're receiving an amount because you've become
                         disabled
                       . you're receiving an amount that's part of a series of
                         substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your beneficiaries.

                       Distributions before a policy becomes a modified endowment contract
                       If your policy fails the seven-pay test and becomes a modified endowment contract, any amount you receive or are deemed to have received during the two years before it became a modified endowment contract may be taxable. The distribution would be treated as having been made in anticipation of the policy's failing to meet the seven-pay test under Treasury Department regulations which are yet to be prescribed.

                      ---------------------------------------------------------
                       Accelerated living benefits rider
Policy riders          Amounts received under this rider should be generally
                       excluded from taxable income under Section 101(g) of
Please see the         the tax code.
discussion of
optional riders in     Benefits under the rider will be taxed, however, if
The death benefit.     they are paid to someone other than a person insured by
                       the policy, and either person insured by the policy:
Please consult with
your tax adviser if    . is a director, officer or employee of the person
you want to              receiving the benefit, or
exercise your          . has a financial interest in a business of the person
rights under either      receiving the benefit.
of these riders.
                       In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet technical aspects of the definition of "life insurance contract" under the tax code. We may reserve the right (but are not obligated) to modify the rider to conform under tax code requirements.

                       Policy split option rider
                       This rider allows a policy to be split into two individual policies. If the split is not treated as a nontaxable exchange, it could result in the recognition of taxable income up to any gain or income in the policy at the time of the split.

ABOUT PACIFIC LIFE

                       Pacific Life Insurance Company is a life insurance company based in California. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, pension and institutional products, group employee benefits, broker-dealer operations, and investment advisory services. At the end of 2000, we had over $124.6 billion of individual life insurance in force and total admitted assets of approximately $51.7 billion. We are ranked the 14th largest life insurance carrier in the U.S. in terms of 2000 admitted assets.

                       The Pacific Life family of companies has total assets and funds under management of $335.9 billion. We are authorized to conduct our life and annuity business in the District of Columbia and in all states except
                       New York. Our principal office is at 700 Newport Center Drive, Newport Beach, California 92660.

                      ---------------------------------------------------------
How we're organized    Pacific Life was established on January 2, 1868 under
                       the name, Pacific Mutual Life Insurance Company of
                       California. It was reincorporated as Pacific Mutual
                       Life Insurance Company on July 22, 1936. On September
                       1, 1997, Pacific Life converted from a mutual life insurance company to a stock life insurance company.
                       Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which in turn is a subsidiary of Pacific Mutual Holding Company, a mutual holding company.

                       Under their charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp. Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life's annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company. They have the right to vote on the election of the Board of Directors of the mutual holding company and on other matters. They also have certain rights if the mutual holding company is liquidated or dissolved.

                      ---------------------------------------------------------
How policies are       Pacific Select Distributors, Inc. (PSD), our
distributed            subsidiary, is the distributor of our policies. PSD is
                       located at 700 Newport Center Drive, Newport Beach,
                       California 92660.

                       PSD is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers (NASD). We pay PSD for its services as our distributor.

                       The policies are sold by registered representatives of broker-dealers who have signed agreements with us and PSD. Registered representatives must be licensed to sell variable life insurance under the state insurance and securities regulations that apply. Broker-dealers must be registered with the SEC.

                       How we pay broker-dealers
                       We pay broker-dealers commission for promoting, marketing and selling our policies. Broker-dealers pay a portion of the commission to their registered representatives, under their own arrangements.

                       Commissions are based on "target" premiums we determine. The commission we pay will vary with the agreement, but the most common schedule of commissions we pay is:

                       . 90% of premiums paid up to the first target premium . 4% of the premiums paid under targets 2-10
                       . 2% of premiums paid in excess of the 10th target
                         premium.

                       Under certain circumstances and in exchange for lower initial commissions, we may pay certain broker-dealers an annual renewal commission of up to 0.40% of a policy's accumulated value less any outstanding loan amount. We calculate the renewal amount monthly and it becomes payable on each policy anniversary.

                       We may also pay override payments, expense and marketing allowances, bonuses, wholesaler fees and training allowances.

                       Registered representatives who meet certain sales levels can qualify for sales incentives programs we sponsor. We may also pay them non-cash compensation like expense-paid trips, expense-paid educational seminars, and merchandise. They can choose to receive their compensation on a deferred basis.

                      ---------------------------------------------------------
How our accounts       We own the assets in our general account and our
work                   separate account. We allocate your net premiums to
                       these accounts according to the investment options you've chosen.

                       General account
We can provide you     Our general account includes all of our assets, except
with reports of our    for those held in our separate accounts. We guarantee
ratings as an          you an interest rate for up to one year on any amount
insurance company      allocated to the fixed options. The rate is reset
and our ability to     annually. The fixed options are part of our general
pay claims with        account, which we may invest as we wish, according to
respect to our         any laws that apply. We'll credit the guaranteed rate
general account        even if the investments we make earn less. Our ability
assets.                to pay these guarantees is backed by our strength as a
                       company.

                       The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about the fixed options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about the fixed options.

                       Separate account
You'll find the        Amounts allocated to the variable investment options
audited financial      are held in our separate account. The assets in this
statements for the     account are kept separate from the assets in our
Pacific Select Exec    general account and our other separate accounts, and
separate account       are protected from our general creditors.
later in this
section of the         The separate account was established on May 12, 1988
prospectus.            under California law under the authority of our Board
                       of Directors. It's registered with the SEC as a type of
This section of the    investment company called a unit investment trust. The
prospectus also        SEC does not oversee the administration or investment
includes the           practices or policies of the account.
audited
consolidated           The separate account is divided into variable accounts.
financial              Each variable account invests in shares of a designated
statements for         portfolio of the Pacific Select Fund. We may add
Pacific Life, which    variable accounts that invest in other portfolios of
we include to show     the fund or in other securities.
our strength as a
company and our
ability to meet our
obligations under
the policies.

ABOUT PACIFIC LIFE

                       We're the legal owner of the assets in the separate
                       account, and pay its operating expenses. The separate
The separate           account is operated only for our variable life
account is not the     insurance policies. We must keep enough money in the
only investor in       account to pay anticipated obligations under the
the Pacific Select     insurance policies funded by the account, but we can
Fund. Investment in    transfer any amount that's more than these anticipated
the fund by other      obligations to our general account. Some of the money
separate accounts      in the separate account may include charges we collect
for variable           from the account and any investment results on those
annuity contracts      charges.
and variable life
insurance contracts    We cannot charge the assets in the separate account
could cause            attributable to our reserves and other liabilities
conflicts. For more    under the policies funded by the account with any
information, please    liabilities from our other business.
see the Statement
of Additional          Similarly, the income, gains or losses, realized or
Information for the    unrealized, of the assets of any variable account
Pacific Select         belong to that variable account and are credited to or
Fund.                  charged against the assets held in that variable
                       account without regard to our other income, gains or losses.

                       Making changes to the separate account
                       We can add, change or remove any securities that the separate account or any variable account holds or buys, as long as we comply with the laws that apply.

                       We can substitute shares of one Pacific Select Fund portfolio with shares of another portfolio or fund if:

                       . any portfolio is no longer available for investment
                       . our management believes that a portfolio is no longer
                         appropriate in view of the purposes of the policy.

                       We'll give you any required notice or receive any required approval from policy owners or the SEC before we substitute any shares. We'll comply with the filing or other procedures established by insurance regulators as required by law.

                       We can add new variable accounts, which may include additional subaccounts of the separate account, to serve as investment options under the policies. These may be managed separate accounts or they may invest in a new portfolio of the fund, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

                       We can add new variable accounts when we believe that it's warranted by marketing needs or investment conditions. We'll decide on what basis we'll make new accounts available to existing policy owners.

                       We can also eliminate any of our variable accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any variable account.

                       If we make any changes to variable accounts or substitution of securities, we can make appropriate changes to this policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

                       If we believe it's in the best interests of people holding voting rights under the policies and we meet any required regulatory approvals we can do the following:

                       . operate the separate account as a management
                         investment company, unit investment trust, or any other form permitted under securities or other laws
                       . register or deregister the separate account under
                         securities law

                       . combine the separate account with one of our other
                         separate accounts or our affiliates' separate accounts
                       . combine one or more variable accounts
                       . create a committee, board or other group to manage
                         the separate account
                       . change the classification of any variable account.

                       Taxes we pay
                       We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the policy. If these taxes increase significantly, we may deduct them from the separate account.

                       We may charge the separate account for any federal, state and local taxes that apply to the separate account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

                      ---------------------------------------------------------
Voting rights          We're the legal owner of the shares of the Pacific
                       Select Fund that are held by the variable accounts. We may vote on any matter at shareholder meetings of the fund. However, we are required by law to vote as you instruct on the shares relating to your allocation in a variable investment option. This is called your voting interest.

                       Your voting interest is calculated as of a day set by the Board of Trustees of the fund called the record date. Your voting interest equals the accumulated value in a variable investment option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

                       We'll send you documents from the fund called proxy materials. They include information about the items you'll be voting on and forms for you to give us your instructions. We'll vote shares held in the separate account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by that separate account for which we've received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we've received timely instructions.

                       We'll vote shares of any portfolio we hold in our general account in the same proportion as the total votes for all of our separate accounts, including this separate account. We'll vote shares of any portfolio held by our non-insurance affiliates in the same proportion as the total votes for all separate accounts of ours and our insurance affiliates.

                       If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the separate account.

                       When required by state insurance regulatory authorities, we may disregard voting instructions that:

                       . would change a portfolio's investment objective or
                         subclassification
                       . would approve or disapprove an investment advisory
                         contract.
                       We may disregard voting instructions on a change initiated by policy owners that would change a portfolio's investment policy, investment adviser or portfolio manager if:
                       . our disapproval is reasonable

ABOUT PACIFIC LIFE

                       . we determine in good faith that the change would be
                         against state law or otherwise be inappropriate, considering the portfolio's objectives and purpose, and considering what effect the change would have on us.

                       If we disregard any voting instructions, we'll include a summary of the action we took and our reasons for it in the next report to policy owners.

                      ---------------------------------------------------------
Illustrations          We will provide you with illustrations based on
                       different sets of assumptions upon your request. You
If you ask us,         can request such illustrations at any time.
we'll provide you      Illustrations may help you understand how your policy
with different         values would vary over time based on different
kinds of               assumptions. We have filed examples of such an
illustrations.         illustration as an exhibit to the registration
                       statement that relates to the policy on file with the
 . Illustrations        SEC.
  based on
  information you
  give us about the
  age of the person
  to be insured by
  the policy, their
  risk class, the
  face amount, the
  death benefit and
  premium payments.

 . Illustrations
  that show the
  allocation of
  premium payments
  to specified
  variable
  accounts. These
  will reflect the
  expenses of the
  portfolio of the
  Fund in which the
  variable account
  invests.

 . Illustrations
  that use a
  hypothetical
  gross rate of
  return that's
  greater than 12%.
  These are
  available only to
  certain large
  institutional
  investors.

                      ---------------------------------------------------------
State regulation       We're subject to the laws of the state of California
                       governing insurance companies and to regulations issued by the Commissioner of Insurance of California. In addition, we're subject to the insurance laws and regulations of the other states and jurisdictions in which we're licensed or may become licensed to operate.

                       An annual statement in a prescribed form must be filed with the Commissioner of Insurance of California and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

                      ---------------------------------------------------------
Legal proceedings      The separate account is not involved in any legal
and legal matters      proceedings that would have a material effect on policy
                       owners.

                       Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the policies under California law, and the validity of the forms of the policies under California law, have been passed upon by our general counsel. Legal matters relating to federal securities laws and federal income tax laws have been passed upon by Dechert.

                      ---------------------------------------------------------
Registration           We've filed a registration statement with the SEC for
statement              Pacific Select Estate Preserver V, under the Securities
                       Act of 1933. The SEC's rules allow us to omit some of the information required by the registration statement from this prospectus. You can ask for it from the SEC's office in Washington, D.C. They may charge you a fee.

                      ---------------------------------------------------------
Management             The following is a list of our directors and certain
                       officers, along with some information about their business activities over the past five years. They do not receive any compensation from the separate account for services they provide to it nor do we pay any separately allocable compensation for these services.

                       The business address of each of these people is c/o Pacific Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

  NAME AND POSITION    PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS

  Thomas C. Sutton     Director, Chairman of the Board and Chief Executive Officer of Pacific Life;
  Director, Chairman   Director, Chairman of the Board and Chief Executive Officer of Pacific LifeCorp,
  of the Board and     August 1997 to present; Director, Chairman of the Board and Chief Executive Officer
  Chief Executive      of Pacific Mutual Holding Company, August 1997 to present; Trustee and Chairman of
  Officer              the Board and Former President of Pacific Select Fund; Director and Chairman of the
                       Board of Pacific Life & Annuity Company (formerly known as PM Group Life Insurance
                       Company); former Management Board Member of PIMCO Advisors L.P. Former Equity Board
                       Member of PIMCO Advisors L.P.; Former Director of Pacific Corinthian Life Insurance
                       Company; Director of Newhall Land & Farming; The Irvine Company; Edison
                       International; and similar positions with other affiliated companies of Pacific
                       Life.

  Glenn S. Schafer     Director and President of Pacific Life; Director and President of Pacific LifeCorp,
  Director and         August 1997 to present; Director and President of Pacific Mutual Holding Company,
  President            August 1997 to present; President (since February 1999) and Former Trustee of
                       Pacific Select Fund; former Management Board Member of PIMCO Advisors L.P. Former
                       Equity Board Member of PIMCO Advisors L.P.; Former Director of Pacific Corinthian
                       Life Insurance Company; Director of Pacific Life & Annuity Company; and similar positions with other affiliated companies of Pacific Life.

  Khanh T. Tran        Director (since August 1997), Executive Vice President (since April 2001) and Chief
  Director, Executive  Financial Officer of Pacific Life, June 1996 to present; Senior Vice President of
  Vice President and   Pacific Life, June 1996 to April 2001; Vice President and Treasurer of Pacific Life,
  Chief Financial      November 1991 to June 1996; Senior Vice President and Chief Financial Officer of
  Officer              Pacific LifeCorp, August 1997 to present; Senior Vice President and Chief Financial
                       Officer of Pacific Mutual Holding Company, August 1997 to present; Chief Financial
                       Officer to other affiliated companies of Pacific Life.

  David R. Carmichael  Director (since August 1997), Senior Vice President and General Counsel of Pacific
  Director, Senior     Life; Senior Vice President and General Counsel of Pacific LifeCorp, August 1997 to
  Vice President and   present; Senior Vice President and General Counsel of Pacific Mutual Holding
  General Counsel      Company, August 1997 to present; Director, Senior Vice President (since July 1998)
                       and General Counsel (since July 1998) of Pacific Life & Annuity Company; Director of
                       Association of California Life and Health Insurance Companies; and former Director of Association of Life Insurance Counsel.

  Audrey L. Milfs      Director (since August 1997), Vice President and Corporate Secretary of Pacific
  Director, Vice       Life; Vice President and Corporate Secretary of Pacific LifeCorp, August 1997 to
  President and        present; Vice President and Secretary of Pacific Mutual Holding Company, August 1997
  Corporate Secretary  to present; Secretary of Pacific Select Fund; similar positions with other affiliated companies of Pacific Life.

  Lynn C. Miller       Executive Vice President, Individual Insurance, of Pacific Life; Executive Vice
  Executive Vice       President of Pacific Life & Annuity Company, July 1998 to present.
  President

  Edward R. Byrd       Vice President and Controller of Pacific Life; Vice President and Controller of
  Vice President and   Pacific LifeCorp, August 1997 to present; Vice President and Controller of Pacific
  Controller           Mutual Holding Company, August 1997 to present; and similar positions with other affiliated companies of Pacific Life.

  Brian D. Klemens     Vice President and Treasurer of Pacific Life, December 1998 to present; Assistant
  Vice President and   Vice President, Accounting and Assistant Controller of Pacific Life, April 1994 to
  Treasurer            December 1998; Vice President and Treasurer of Pacific LifeCorp, June 1999 to
                       present; Vice President and Treasurer of Pacific Mutual Holding Company, June 1999
                       to present; Vice President and Treasurer of other affiliated companies of Pacific
                       Life.

ABOUT PACIFIC LIFE


                      ---------------------------------------------------------

Financial
statements             The next several pages contain the statement of net
                       assets of the Pacific Select Exec Separate Account as of December 31, 2000 and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended. These are followed by the unaudited statement of assets and liabilities of the Pacific
                       Select Exec Separate Account as of September 30, 2001 and the related statement of operations for the nine months then ended, and the statement of changes in net assets for the nine month period ended September 30, 2001 and for the year ended December 31, 2000.


                       These are followed by the consolidated financial statements for Pacific Life as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, which are included in this prospectus so you can assess our ability to meet our obligations under the policies. These are followed by the unaudited consolidated financial statements for Pacific Life as of September 30, 2001 and December 31, 2000 and for the nine months ended September 30, 2001 and 2000.


                      ---------------------------------------------------------
Experts The consolidated financial statements of Pacific Life as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the statement of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2000 and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pacific Life Insurance Company:

 We have audited the accompanying statement of assets and liabilities of Pacific Select Exec Separate Account (the "Separate Account") (comprised of the Aggressive Equity, Emerging Markets, Diversified Research, Small-Cap Equity, International Large-Cap, Equity, I-Net Tollkeeper, Multi-Strategy, Equity Income, Strategic Value, Growth LT, Focused 30, Mid-Cap Value, Equity Index, Small-Cap Index, REIT, International Value, Government Securities, Managed Bond, Money Market, High Yield Bond, Large-Cap Value, Variable Account I, Variable Account II, Variable Account III, and Variable Account IV Variable Accounts) as of December 31, 2000 and the related statement of operations for the year then ended (as to the Diversified Research, International Large-Cap, I-Net Tollkeeper, Strategic Value and Focused 30 Variable Accounts, for each of the periods from commencement of operations through December 31, 2000) and statement of changes in net assets for each of the two years in the period then ended (as to the Mid-Cap Value, Small-Cap Index, REIT and Large-Cap Value Variable Accounts, for the year ended December 31, 2000 and for each of the periods from commencement of operations through December 31, 1999, and as to the Diversified Research, International Large-Cap, I-Net Tollkeeper, Strategic Value, and Focused 30 Variable Accounts, for each of the periods from commencement of operations through December 31, 2000). These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the respective Variable Accounts constituting Pacific Select Exec Separate Account as of December 31, 2000 and the results of their operations and the changes in their net assets for the respective stated periods, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Costa Mesa, California
February 6, 2001

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2000
(In thousands)

                         Aggressive Emerging Diversified  Small-Cap  International            I-Net     Multi-   Equity
                           Equity   Markets   Research     Equity      Large-Cap    Equity  Tollkeeper Strategy  Income
                          Variable  Variable  Variable    Variable     Variable    Variable  Variable  Variable Variable
                          Account   Account    Account   Account (1)    Account    Account   Account   Account  Account
                         -----------------------------------------------------------------------------------------------
ASSETS

Investments:
 Aggressive Equity
 Portfolio..............  $35,882
 Emerging Markets
 Portfolio..............            $21,137
 Diversified Research
 Portfolio..............                       $5,939
 Small-Cap Equity
 Portfolio (1) .........                                  $239,998
 International Large-Cap
 Portfolio..............                                                $20,321
 Equity Portfolio.......                                                           $64,261
 I-Net Tollkeeper
 Portfolio..............                                                                      $5,428
 Multi-Strategy
 Portfolio..............                                                                               $157,104
 Equity Income
 Portfolio..............                                                                                        $222,967

Receivables:

 Due from Pacific Life
 Insurance Company......       39        15                                            172        24         47
 Fund shares redeemed...                          291           19          253                                       37
                         -----------------------------------------------------------------------------------------------
Total Assets............   35,921    21,152     6,230      240,017       20,574     64,433     5,452    157,151  223,004
                         -----------------------------------------------------------------------------------------------

LIABILITIES
Payables:
 Due to Pacific Life
 Insurance Company......                          291           19          258                                       37
 Fund shares purchased..       39        15                                            172        32         47
                         -----------------------------------------------------------------------------------------------
Total Liabilities.......       39        15       291           19          258        172        32         47       37
                         -----------------------------------------------------------------------------------------------
NET ASSETS..............  $35,882   $21,137    $5,939     $239,998      $20,316    $64,261    $5,420   $157,104 $222,967
                         ===============================================================================================
Shares Owned in each
Portfolio...............    3,238     3,139       540       11,325        2,591      2,460       800     10,205    9,505
                         ===============================================================================================
Cost of Investments.....  $42,926   $28,766    $5,926     $306,981      $22,104    $82,101    $7,665   $156,374 $227,421
                         ===============================================================================================

(1) Formerly named Growth Portfolio and Growth Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2000
(In thousands)

                         Strategic  Growth             Mid-Cap   Equity  Small-Cap          International Government
                           Value      LT    Focused 30  Value    Index     Index     REIT       Value     Securities
                         Variable  Variable  Variable  Variable Variable Variable  Variable   Variable     Variable
                          Account  Account   Account   Account  Account   Account  Account   Account (1)   Account
                         -------------------------------------------------------------------------------------------
ASSETS

Investments:
 Strategic Value
 Portfolio..............   $879
 Growth LT Portfolio....           $480,944
 Focused 30 Portfolio...                      $1,105
 Mid-Cap Value
 Portfolio..............                               $23,499
 Equity Index
 Portfolio..............                                        $449,400
 Small-Cap Index
 Portfolio..............                                                  $16,172
 REIT Portfolio.........                                                           $13,231
 International Value
 Portfolio (1) .........                                                                      $208,380
 Government Securities
 Portfolio..............                                                                                    $31,466

Receivables:

 Due from Pacific Life
 Insurance Company......                           2       106       186       96       44                        4
 Fund shares redeemed...                499                                                         63
                         ------------------------------------------------------------------------------------------
Total Assets............    879     481,443    1,107    23,605   449,586   16,268   13,275     208,443       31,470
                         ------------------------------------------------------------------------------------------

LIABILITIES
Payables:
 Due to Pacific Life
 Insurance Company......                499                                                         63
 Fund shares purchased..                           2       106       186       96       44                        4
                         ------------------------------------------------------------------------------------------
Total Liabilities.......                499        2       106       186       96       44          63            4
                         ------------------------------------------------------------------------------------------
NET ASSETS..............   $879    $480,944   $1,105   $23,499  $449,400  $16,172  $13,231    $208,380      $31,466
                         ==========================================================================================
Shares Owned in each
Portfolio...............     90      15,364      134     1,821    13,171    1,453    1,082      13,139        2,948
                         ==========================================================================================
Cost of Investments.....   $890    $488,298   $1,256   $21,488  $395,037  $17,437  $12,201    $216,468      $30,840
                         ==========================================================================================

(1) Formerly named International Portfolio and International Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2000
(In thousands)

                                              Managed   Money   High Yield Large-Cap
                                                Bond    Market     Bond      Value   Variable Variable Variable Variable
                                              Variable Variable  Variable  Variable  Account  Account  Account   Account
                                              Account  Account   Account    Account     I        II      III       IV
                                              ---------------------------------------------------------------------------
ASSETS

Investments:
 Managed Bond Portfolio...................... $165,061
 Money Market Portfolio......................          $202,545
 High Yield Bond Portfolio...................                    $42,516
 Large-Cap Value Portfolio...................                               $23,077
 Brandes International Equity Portfolio......                                        $23,748
 Turner Core Growth Portfolio................                                                 $13,102
 Frontier Capital Appreciation Portfolio.....                                                          $14,594
 Clifton Enhanced U.S. Equity Portfolio (1)..                                                                      $7,823

Receivables:
 Due from Pacific Life Insurance Company.....      264    2,269       29        107       23        4       11          1
                                              ---------------------------------------------------------------------------
Total Assets.................................  165,325  204,814   42,545     23,184   23,771   13,106   14,605      7,824
                                              ---------------------------------------------------------------------------

LIABILITIES
Payables:
 Fund shares purchased.......................      264    2,269       29        107       23        4       11          1
                                              ---------------------------------------------------------------------------
Total Liabilities............................      264    2,269       29        107       23        4       11          1
                                              ---------------------------------------------------------------------------
NET ASSETS................................... $165,061 $202,545  $42,516    $23,077  $23,748  $13,102  $14,594     $7,823
                                              ===========================================================================
Shares Owned in each Portfolio...............   15,260   20,074    5,524      1,832    1,588      746      846        479
                                              ===========================================================================
Cost of Investments.......................... $164,249 $202,967  $46,893    $22,237  $23,185  $16,753  $18,615     $9,207
                                              ===========================================================================

(1)  Formerly named Enhanced U.S. Equity Portfolio.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands)

                             Aggressive Emerging  Diversified  Small-Cap  International              I-Net     Multi-    Equity
                               Equity   Markets    Research     Equity      Large-Cap    Equity   Tollkeeper  Strategy   Income
                              Variable  Variable   Variable    Variable     Variable    Variable   Variable   Variable  Variable
                              Account   Account   Account (1) Account (2)  Account (1)  Account   Account (1) Account   Account
                             ---------------------------------------------------------------------------------------------------
INVESTMENT INCOME

 Dividends...................  $1,226        $12      $16       $22,131          $17      $4,305              $15,492    $20,983
                             ---------------------------------------------------------------------------------------------------
Net Investment
Income.......................   1,226         12       16        22,131           17       4,305               15,492     20,983
                             ---------------------------------------------------------------------------------------------------

NET REALIZED AND
UNREALIZED
GAIN (LOSS) ON
INVESTMENTS

 Net realized gain
 (loss) from
 security
 transactions................   1,368      2,174       33        37,014         (899)      4,154       ($39)    1,836      6,806
 Net unrealized
 appreciation
 (depreciation)
 on investments.............. (11,733)   (12,692)      13      (130,859)      (1,783)    (28,706)    (2,237)  (16,234)   (43,571)
                             ---------------------------------------------------------------------------------------------------
Net Realized and
Unrealized Gain
(Loss) on Investments........ (10,365)   (10,518)      46       (93,845)      (2,682)    (24,552)    (2,276)  (14,398)   (36,765)
                             ---------------------------------------------------------------------------------------------------
NET INCREASE
(DECREASE) IN NET
ASSETS RESULTING
FROM OPERATIONS.............. ($9,139)  ($10,506)     $62      ($71,714)     ($2,665)   ($20,247)   ($2,276)   $1,094   ($15,782)
                             ===================================================================================================

(1) Operations commenced during 2000 (see Note 1 to Financial Statements).

(2) Formerly named Growth Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands)

                      Strategic   Growth                Mid-Cap   Equity   Small-Cap          International  Government
                        Value       LT      Focused 30   Value    Index      Index     REIT       Value      Securities
                      Variable   Variable    Variable   Variable Variable  Variable  Variable   Variable      Variable
                     Account (1)  Account   Account (1) Account  Account    Account  Account   Account (2)    Account
                     ---------------------------------------------------------------------------------------------------
INVESTMENT INCOME

 Dividends..........      $1       $86,293        $5       $192    $9,274      $240     $406      $6,503          $1,405
                     ---------------------------------------------------------------------------------------------------
Net Investment
Income..............       1        86,293         5        192     9,274       240      406       6,503           1,405
                     ---------------------------------------------------------------------------------------------------

NET REALIZED AND
UNREALIZED
GAIN (LOSS) ON
INVESTMENTS

 Net realized gain
 (loss) from
 security
 transactions.......                54,726        (4)     1,064    27,250       (19)     537       3,605            (359)

 Net unrealized
 appreciation
 (depreciation)
 on investments.....     (11)     (277,267)     (150)     1,946   (81,837)   (1,931)   1,170     (35,319)          1,794
                     ---------------------------------------------------------------------------------------------------

Net Realized and
Unrealized Gain
(Loss) on
Investments.........     (11)     (222,541)     (154)     3,010   (54,587)   (1,950)   1,707     (31,714)          1,435
                     ---------------------------------------------------------------------------------------------------

NET INCREASE
(DECREASE) IN NET
ASSETS RESULTING
FROM OPERATIONS.....    ($10)    ($136,248)    ($149)    $3,202  ($45,313)  ($1,710)  $2,113    ($25,211)         $2,840
                     ===================================================================================================

(1) Operations commenced during 2000 (see Note 1 to Financial Statements).

(2) Formerly named International Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands)

                             Managed    Money   High Yield Large-Cap
                               Bond     Market     Bond      Value   Variable Variable  Variable  Variable
                             Variable  Variable  Variable  Variable  Account  Account   Account   Account
                             Account   Account   Account    Account     I        II       III        IV
                            ------------------------------------------------------------------------------
INVESTMENT INCOME

 Dividends..................  $8,482    $9,399    $4,404      $217    $1,858   $1,826    $3,567    $1,054
                            ------------------------------------------------------------------------------
Net Investment Income.......   8,482     9,399     4,404       217     1,858    1,826     3,567     1,054
                            ------------------------------------------------------------------------------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS

 Net realized gain (loss)
 from
 security transactions......    (737)      245    (4,022)      785       305    1,170     1,545       318
 Net unrealized
 appreciation (depreciation)
 on investments.............   7,338      (175)   (2,080)      781      (879)  (6,036)   (6,187)   (2,074)
                            ------------------------------------------------------------------------------
Net Realized and Unrealized
Gain (Loss)
on Investments..............   6,601        70    (6,102)    1,566      (574)  (4,866)   (4,642)   (1,756)
                            ------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN
NET ASSETS
RESULTING FROM OPERATIONS... $15,083    $9,469   ($1,698)   $1,783    $1,284  ($3,040)  ($1,075)    ($702)
                            ==============================================================================

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands)

                                   Aggressive Emerging  Diversified  Small-Cap   International              I-Net      Multi-
                                     Equity   Markets    Research      Equity      Large-Cap    Equity    Tollkeeper  Strategy
                                    Variable  Variable   Variable     Variable     Variable    Variable    Variable   Variable
                                    Account   Account   Account (1) Account (2)  Account (1)   Account   Account (1)  Account
                                  ---------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS

 Net investment
 income..........................    $1,226       $12        $16       $22,131          $17     $4,305                 $15,492

 Net realized gain
 (loss) from
 security
 transactions....................     1,368     2,174         33        37,014         (899)     4,154        ($39)      1,836

 Net unrealized
 appreciation (depreciation)
 on investments..................   (11,733)  (12,692)        13      (130,859)      (1,783)   (28,706)     (2,237)    (16,234)
                                  ---------------------------------------------------------------------------------------------

Net Increase
(Decrease) in Net
Assets
Resulting from
Operations.......................    (9,139)  (10,506)        62       (71,714)      (2,665)   (20,247)     (2,276)      1,094
                                  ---------------------------------------------------------------------------------------------

INCREASE (DECREASE)
IN NET ASSETS
FROM POLICY
TRANSACTIONS

 Transfer of net
 premiums........................     9,760     5,600        834        38,899        4,114     17,220       1,210      15,754

 Transfers between
 variable accounts,
 net.............................     6,623     8,725      5,218        16,628       20,341     14,858       7,035      (1,013)

 Transfers--policy
 charges and
 deductions......................    (2,604)   (1,542)      (157)      (14,915)        (794)    (4,462)       (272)     (6,614)

 Transfers--
 surrenders......................      (944)     (570)        (3)      (12,744)        (114)    (1,490)        (13)     (2,799)

 Transfers--other................      (849)     (480)       (15)       (5,225)        (566)    (1,217)       (264)     (1,215)
                                  ---------------------------------------------------------------------------------------------

Net Increase in Net
Assets
Derived from Policy
Transactions.....................    11,986    11,733      5,877        22,643       22,981     24,909       7,696       4,113
                                  ---------------------------------------------------------------------------------------------

NET INCREASE
(DECREASE) IN NET
ASSETS...........................     2,847     1,227      5,939       (49,071)      20,316      4,662       5,420       5,207
                                  ---------------------------------------------------------------------------------------------

NET ASSETS

 Beginning of Year...............    33,035    19,910                  289,069                  59,599                 151,897
                                  ---------------------------------------------------------------------------------------------

 End of Year.....................   $35,882   $21,137     $5,939      $239,998      $20,316    $64,261      $5,420    $157,104
                                  =============================================================================================
                                    Equity
                                    Income
                                   Variable
                                   Account
                                  ---------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS

 Net investment
 income..........................   $20,983

 Net realized gain
 (loss) from
 security
 transactions....................     6,806


 Net unrealized
 appreciation (depreciation)
 on investments..................   (43,571)
                                  ---------------------------------------------------------------------------------------------

Net Increase
(Decrease) in Net
Assets
Resulting from
Operations.......................   (15,782)
                                  ---------------------------------------------------------------------------------------------

INCREASE (DECREASE)
IN NET ASSETS
FROM POLICY
TRANSACTIONS

 Transfer of net
 premiums........................    33,109

 Transfers between
 variable accounts,
 net.............................     1,768

 Transfers--policy
 charges and
 deductions......................   (11,919)

 Transfers--
 surrenders......................    (6,034)

 Transfers--other................    (3,641)
                                  ---------------------------------------------------------------------------------------------

Net Increase in Net
Assets
Derived from Policy
Transactions.....................    13,283
                                  ---------------------------------------------------------------------------------------------

NET INCREASE
(DECREASE) IN NET
ASSETS...........................    (2,499)
                                  ---------------------------------------------------------------------------------------------

NET ASSETS

 Beginning of Year..                225,466
                                  ---------------------------------------------------------------------------------------------

 End of Year.....................  $222,967
                                  =============================================================================================

(1) Operations commenced during 2000 (see Note 1 to Financial Statements).

(2) Formerly named Growth Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands)

                                    Strategic   Growth               Mid-Cap    Equity   Small-Cap           International
                                      Value       LT     Focused 30   Value     Index      Index     REIT        Value
                                    Variable   Variable   Variable   Variable  Variable  Variable  Variable    Variable
                                   Account (1) Account   Account (1) Account   Account    Account  Account    Account (2)
                                  ----------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS

 Net investment
 income...........................      $1      $86,293        $5       $192     $9,274      $240     $406       $6,503

 Net realized gain
 (loss) from
 security
 transactions.....................               54,726        (4)     1,064     27,250       (19)     537        3,605

 Net unrealized
 appreciation (depreciation)
 on investments...................     (11)    (277,267)     (150)     1,946    (81,837)   (1,931)   1,170      (35,319)
                                  ----------------------------------------------------------------------------------------

Net Increase (Decrease)
in Net Assets
Resulting from
Operations........................     (10)    (136,248)     (149)     3,202    (45,313)   (1,710)   2,113      (25,211)
                                  ----------------------------------------------------------------------------------------

INCREASE (DECREASE)
IN NET ASSETS
FROM POLICY
TRANSACTIONS

 Transfer of net
 premiums.........................      52       84,921        43      4,295     92,486     4,652    1,931       36,625

 Transfers between
 variable accounts,
 net..............................     861       55,046     1,263     12,071     13,565     8,085    7,479        2,733

 Transfers--policy
 charges and
 deductions.......................      (8)     (30,926)      (18)    (1,042)   (26,801)     (868)    (517)     (11,035)

 Transfers--
 surrenders.......................              (17,105)                 (54)   (13,558)     (122)    (251)      (6,805)

 Transfers--other.................     (16)     (11,190)      (34)      (181)    (5,544)     (291)    (167)      (3,276)
                                  ----------------------------------------------------------------------------------------

Net Increase in Net
Assets
Derived from Policy
Transactions......................     889       80,746     1,254     15,089     60,148    11,456    8,475       18,242
                                  ----------------------------------------------------------------------------------------

NET INCREASE (DECREASE)
IN NET ASSETS.....................     879      (55,502)    1,105     18,291     14,835     9,746   10,588       (6,969)
                                  ----------------------------------------------------------------------------------------

NET ASSETS
 Beginning of Year................              536,446                5,208    434,565     6,426    2,643      215,349
                                  ----------------------------------------------------------------------------------------

 End of Year......................    $879     $480,944    $1,105    $23,499   $449,400   $16,172  $13,231     $208,380
                                  ========================================================================================
                                   Government
                                   Securities
                                    Variable
                                    Account
                                  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS

 Net investment
 income...........................   $1,405

 Net realized gain
 (loss) from
 security
 transactions.....................     (359)

 Net unrealized
 appreciation (depreciation)
 on investments...................    1,794
                                  ------------

Net Increase (Decrease)
in Net Assets
Resulting from
Operations........................    2,840
                                  ------------

INCREASE (DECREASE) IN
NET ASSETS
FROM POLICY
TRANSACTIONS

 Transfer of net
 premiums.........................    4,994

 Transfers between
 variable accounts,
 net..............................    4,631

 Transfers--policy
 charges and
 deductions.......................   (1,531)

 Transfers--
 surrenders.......................   (1,229)

 Transfers--other.................     (457)
                                  ------------

Net Increase in Net
Assets
Derived from Policy
Transactions......................    6,408
                                  ------------

NET INCREASE (DECREASE)
IN NET ASSETS.....................    9,248
                                  ------------

NET ASSETS
 Beginning of Year................   22,218
                                  ------------

 End of Year......................  $31,466
                                  ============

(1) Operations commenced during 2000 (see Note 1 to Financial Statements).

(2) Formerly named International Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands)

                                    Managed    Money    High Yield Large-Cap
                                      Bond     Market      Bond      Value   Variable  Variable  Variable  Variable
                                    Variable  Variable   Variable  Variable  Account   Account   Account   Account
                                    Account   Account    Account    Account     I         II       III        IV
                                   --------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
 Net investment income............    $8,482    $9,399    $4,404       $217   $1,858    $1,826    $3,567    $1,054
 Net realized gain (loss) from
 security transactions............      (737)      245    (4,022)       785      305     1,170     1,545       318
 Net unrealized
 appreciation (depreciation)
 on investments...................     7,338      (175)   (2,080)       781     (879)   (6,036)   (6,187)   (2,074)
                                   --------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets
Resulting from Operations.........    15,083     9,469    (1,698)     1,783    1,284    (3,040)   (1,075)     (702)
                                   --------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
 Transfer of net premiums.........    20,167   316,982     8,079      5,067    4,882     3,857     3,548     1,298
 Transfers between variable
 accounts, net....................    26,330  (220,717)   (7,770)    12,710    9,591    (7,257)    5,683     2,156
 Transfers--policy charges and
 deductions.......................    (6,394)  (15,498)   (2,543)    (1,110)    (902)     (716)     (713)     (336)
 Transfers--surrenders............    (3,001)  (10,933)   (1,322)      (186)    (636)     (917)     (793)     (515)
 Transfers--other.................    (1,321)   (7,804)     (262)      (565)    (398)     (447)     (519)      (83)
                                   --------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets
Derived from Policy Transactions..    35,781    62,030    (3,818)    15,916   12,537    (5,480)    7,206     2,520
                                   --------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
ASSETS............................    50,864    71,499    (5,516)    17,699   13,821    (8,520)    6,131     1,818
                                   --------------------------------------------------------------------------------
NET ASSETS
 Beginning of Year................   114,197   131,046    48,032      5,378    9,927    21,622     8,463     6,005
                                   --------------------------------------------------------------------------------
 End of Year......................  $165,061  $202,545   $42,516    $23,077  $23,748   $13,102   $14,594    $7,823
                                   --------------------------------------------------------------------------------

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1999
(In thousands)

                                     Aggressive Emerging   Small-Cap             Multi-    Equity    Growth    Mid-Cap
                                       Equity   Markets     Equity     Equity   Strategy   Income      LT       Value
                                      Variable  Variable   Variable   Variable  Variable  Variable  Variable   Variable
                                      Account   Account   Account (1) Account   Account   Account   Account   Account (2)
                                     ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
 Net investment income.............    $2,297       $60     $24,357    $2,430    $12,175   $18,449   $24,658       $10
 Net realized gain (loss) from
 security transactions.............       835      (293)     17,437     1,715      1,903     8,208    25,696       (70)
 Net unrealized appreciation
 (depreciation) on investments.....     3,261     6,681      51,373     8,860     (4,391)   (1,356)  195,153        66
                                     ------------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets Resulting from Operations...     6,393     6,448      93,167    13,005      9,687    25,301   245,507         6
                                     ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
 Transfer of net premiums..........     6,178     3,315      31,800     7,890     13,459    27,427    46,518     1,020
 Transfers between variable
 accounts, net (3).................     4,792     1,415     (11,434)   23,369      5,169     7,886    51,856     4,405
 Transfers--policy charges and
 deductions........................    (1,517)     (908)    (11,435)   (2,031)    (6,081)  (10,117)  (16,923)     (151)
 Transfers--surrenders (3).........      (633)     (553)     (8,959)     (577)    (3,028)  (10,670)  (13,700)      (23)
 Transfers--other (3)..............        56       121      (3,740)     (123)    (1,307)   (2,228)   (4,089)      (49)
                                     ------------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets
Derived from Policy Transactions...     8,876     3,390      (3,768)   28,528      8,212    12,298    63,662     5,202
                                     ------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS.........    15,269     9,838      89,399    41,533     17,899    37,599   309,169     5,208
                                     ------------------------------------------------------------------------------------
NET ASSETS
 Beginning of Year.................    17,766    10,072     199,670    18,066    133,998   187,867   227,277
                                     ------------------------------------------------------------------------------------
 End of Year.......................   $33,035   $19,910    $289,069   $59,599   $151,897  $225,466  $536,446    $5,208
                                     ------------------------------------------------------------------------------------
                                      Equity   Small-Cap
                                      Index      Index        REIT
                                     Variable   Variable    Variable
                                     Account   Account (2) Account (2)
                                     ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
 Net investment income.............    $5,600       $95         $82
 Net realized gain (loss) from
 security transactions.............    16,677        37         (15)
 Net unrealized appreciation
 (depreciation) on investments.....    45,834       667        (140)
                                     ------------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets Resulting from Operations...    68,111       799         (73)
                                     ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
 Transfer of net premiums..........    69,793     1,576         327
 Transfers between variable
 accounts, net (3).................    34,183     4,252       2,476
 Transfers--policy charges and
 deductions........................   (19,242)     (168)        (65)
 Transfers--surrenders (3).........   (18,106)       (8)        (13)
 Transfers--other (3)..............    (3,361)      (25)         (9)
                                     ------------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets
Derived from Policy Transactions...    63,267     5,627       2,716
                                     ------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS.........   131,378     6,426       2,643
                                     ------------------------------------------------------------------------------------
NET ASSETS
 Beginning of Year.................   303,187
                                     ------------------------------------------------------------------------------------
 End of Year.......................  $434,565    $6,426      $2,643
                                     ------------------------------------------------------------------------------------

(1)Formerly named Growth Variable Account.

(2)Operations commenced on January 8, 1999 for the Mid-Cap Value and Small-Cap Index Variable Accounts and on January 19, 1999 for the REIT Variable Account.

(3)Amounts have been reclassified to conform with current year presentation.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 1999
(In thousands)

                                     International Government Managed    Money    High Yield  Large-Cap
                                         Value     Securities   Bond     Market      Bond       Value    Variable Variable
                                       Variable     Variable  Variable  Variable   Variable   Variable   Account  Account
                                      Account (1)   Account   Account   Account    Account   Account (2)    I        II
                                    ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
 Net investment income.............      $7,401      $1,278     $8,539    $4,600    $3,845        $20       $312   $1,181
 Net realized gain (loss) from
 security transactions.............       8,072           9        353       259    (1,968)        29        254      277
 Net unrealized appreciation
 (depreciation) on investments.....      23,374      (1,640)   (10,865)     (137)     (533)        58      1,374    1,904
                                    ---------------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets Resulting from Operations...      38,847        (353)    (1,973)    4,722     1,344        107      1,940    3,362
                                    ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
 Transfer of net premiums..........      29,734       3,788     15,623   255,115     9,673        915      1,409    1,432
 Transfers between variable
 accounts, net (3).................       6,433       4,897      6,358  (176,515)   (1,919)     4,593      5,357   14,362
 Transfers--policy charges and
 deductions........................      (8,874)     (1,057)    (4,945)   (9,879)   (2,496)      (177)      (234)    (290)
 Transfers--surrenders (3).........      (7,341)     (2,246)    (2,536)   (8,550)   (1,409)        (3)       (45)    (171)
 Transfers--other (3)..............        (590)         40       (194)   (2,954)     (531)       (57)       (22)     (21)
                                    ---------------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets
Derived from Policy Transactions...      19,362       5,422     14,306    57,217     3,318      5,271      6,465   15,312
                                    ---------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS.........      58,209       5,069     12,333    61,939     4,662      5,378      8,405   18,674
                                    ---------------------------------------------------------------------------------------
NET ASSETS
 Beginning of Year.................     157,140      17,149    101,864    69,107    43,370                 1,522    2,948
                                    ---------------------------------------------------------------------------------------
 End of Year.......................    $215,349     $22,218   $114,197  $131,046   $48,032     $5,378     $9,927  $21,622
                                    ---------------------------------------------------------------------------------------
                                     Variable Variable
                                     Account  Account
                                       III       IV
                                    ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
 Net investment income.............     $243     $474
 Net realized gain (loss) from
 security transactions.............      224      646
 Net unrealized appreciation
 (depreciation) on investments.....    1,903      141
                                    ---------------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets Resulting from Operations...    2,370    1,261
                                    ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
 Transfer of net premiums..........    1,411      885
 Transfers between variable
 accounts, net (3).................    1,264     (595)
 Transfers--policy charges and
 deductions........................     (327)    (259)
 Transfers--surrenders (3).........     (592)    (251)
 Transfers--other (3)..............     (115)     (22)
                                    ---------------------------------------------------------------------------------------
Net Increase (Decrease) in Net
Assets
Derived from Policy Transactions...    1,641     (242)
                                    ---------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS.........    4,011    1,019
                                    ---------------------------------------------------------------------------------------
NET ASSETS
 Beginning of Year.................    4,452    4,986
                                    ---------------------------------------------------------------------------------------
 End of Year.......................   $8,463   $6,005
                                    ---------------------------------------------------------------------------------------

(1) Formerly named International Variable Account.

(2) Operations commenced on January 8, 1999 for the Large-Cap Value Variable Account.

(3) Amounts have been reclassified to conform with current year presentation.

See Notes to Financial Statements

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

 The Pacific Select Exec Separate Account (the "Separate Account") is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and is comprised of twenty-six subaccounts called Variable
Accounts: the Aggressive Equity, Emerging Markets, Diversified Research, Small-Cap Equity (formerly Growth), International Large-Cap, Equity, I-Net Tollkeeper, Multi-Strategy, Equity Income, Strategic Value, Growth LT, Focused 30, Mid-Cap Value, Equity Index, Small-Cap Index, REIT, International Value (formerly International), Government Securities, Managed Bond, Money Market, High Yield Bond, and Large-Cap Value Variable Accounts, and Variable Account I, Variable Account II, Variable Account III and Variable Account IV as of December 31, 2000. The assets in each of the first twenty-two Variable Accounts are invested in shares of the corresponding portfolios of Pacific Select Fund and the last four Variable Accounts (I-IV) are invested in the Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation, and Clifton Enhanced U.S. Equity (formerly Enhanced U.S. Equity) Portfolios, respectively, which are all portfolios of M Fund, Inc. (collectively, the "Funds"). Each portfolio pursues different investment objectives and policies. The financial statements of the Funds, including the schedules of investments, are either included in Sections B through E of this report or provided separately and should be read in conjunction with the Separate Account's financial statements.

 The Separate Account has organized and registered with the Securities and Exchange Commission five new Variable Accounts during 2000: the Diversified Research, International Large-Cap, I-Net Tollkeeper, Strategic Value and Focused 30 Variable Accounts. The International Large-Cap Variable Account commenced operations on January 3, 2000, the Diversified Research Variable Account commenced operations on January 4, 2000, the I-Net Tollkeeper Variable Account commenced operations on May 1, 2000, and the Strategic Value and Focused 30 Variable Accounts commenced operations on October 2, 2000.

 On September 22, 2000, the net assets of the Pacific Select Fund Bond and Income Portfolio, the underlying portfolio for the Bond and Income Variable Account, were transferred to the Pacific Select Fund Managed Bond Portfolio (the "reorganization"). In connection with the reorganization, a total of 657,265 outstanding accumulation units (valued at $8,510,243) of the Bond and Income Variable Account were exchanged for 326,731 accumulation units with equal value of the Managed Bond Variable Account.

 The Separate Account was established by Pacific Life Insurance Company ("Pacific Life") on May 12, 1988 and commenced operations on November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Life. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Life, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Life.

 The Separate Account held by Pacific Life represents funds from individual flexible premium variable life policies. The assets of the Separate Account are carried at market value.

 The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for investment companies which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

 A. Valuation of Investments

Investments in shares of the Funds are valued at the reported net asset values of the respective portfolios. Valuation of securities held by the Funds is discussed in the notes to their financial statements.

 B. Security Transactions and Investment Income

 Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date.

 C. Federal Income Taxes

 The operations of the Separate Account will be reported on the Federal income tax return of Pacific Life, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Life with respect to the operations of the Separate Account.

2. DIVIDENDS

 During 2000, the Funds declared dividends for each portfolio, except for the I-Net Tollkeeper Portfolio, invested by the Separate Account. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolios.

3. CHARGES AND EXPENSES

 With respect to variable life insurance policies funded by the Separate Account, Pacific Life makes certain deductions from premiums for sales load and state premium taxes before amounts are allocated to the Separate Account. Pacific Life also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks Pacific Life assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by Pacific Life.

4. RELATED PARTY AGREEMENT

 Pacific Select Distributors, Inc. (formerly Pacific Mutual Distributors, Inc.), a wholly-owned subsidiary of Pacific Life, serves as principal underwriter of variable life insurance policies funded by interests in the Separate Account, without remuneration from the Separate Account.

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (Continued)

5. SEPARATE ACCOUNT'S COST OF INVESTMENTS IN THE FUNDS' SHARES

 The investment in the Funds' shares are carried at identified cost, which represents the amount available for investment (including reinvested distributions of net investment income and realized gains). A reconciliation of total cost and market value of the Separate Account's investments in the Funds as of December 31, 2000 were as follows (amounts in thousands):

                                                                        Variable Accounts
                                        ------------------------------------------------------------------------------------
                                        Aggressive Emerging   Diversified  Small-Cap  International               I-Net
                                          Equity   Markets   Research (1)  Equity (2) Large-Cap (1)  Equity   Tollkeeper (1)
                                        ------------------------------------------------------------------------------------
Total cost of investments at beginning
 of year                                  $28,345   $14,846                 $225,194                 $48,734
Add: Total net proceeds from policy
 transactions                              60,859    25,937      $9,196      253,529     $33,905      45,282       $7,945
 Reinvested distributions from the
 Funds:
 (a) Net investment income                               12          16        1,635          17           4
 (b) Net realized gain                      1,226                             20,496                   4,301
                                        ------------------------------------------------------------------------------------
         Sub-Total                         90,430    40,795       9,212      500,854      33,922      98,321        7,945
Less: Cost of investments disposed
 during the year                           47,504    12,029       3,286      193,873      11,818      16,220          280
                                        ------------------------------------------------------------------------------------
Total cost of investments at end of
 year                                      42,926    28,766       5,926      306,981      22,104      82,101        7,665
Add: Unrealized appreciation
 (depreciation)                            (7,044)   (7,629)         13      (66,983)     (1,783)    (17,840)      (2,237)
                                        ------------------------------------------------------------------------------------
Total market value of investments at
 end of year                              $35,882   $21,137      $5,939     $239,998     $20,321     $64,261       $5,428
                                        ====================================================================================
                                          Multi-    Equity     Strategic     Growth      Focused    Mid-Cap       Equity
                                         Strategy   Income     Value (1)       LT        30 (1)      Value        Index
                                        ------------------------------------------------------------------------------------
Total cost of investments at beginning
 of year                                 $134,934  $186,348                 $266,532                  $5,142     $298,365
Add: Total net proceeds from policy
 transactions                              12,955    32,019        $893      167,633      $1,344      28,091      109,031
 Reinvested distributions from the
 Funds:
 (a) Net investment income                  4,104     1,968           1        2,938           5          79        4,352
 (b) Net realized gain                     11,388    19,015                   83,355                     113        4,922
                                        ------------------------------------------------------------------------------------
         Sub-Total                        163,381   239,350         894      520,458       1,349      33,425      416,670
Less: Cost of investments disposed
 during the year                            7,007    11,929           4       32,160          93      11,937       21,633
                                        ------------------------------------------------------------------------------------
Total cost of investments at end of
 year                                     156,374   227,421         890      488,298       1,256      21,488      395,037
Add: Unrealized appreciation
 (depreciation)                               730    (4,454)        (11)      (7,354)       (151)      2,011       54,363
                                        ------------------------------------------------------------------------------------
Total market value of investments at
 end of year                             $157,104  $222,967        $879     $480,944      $1,105     $23,499     $449,400
                                        ====================================================================================
                                        Small-Cap            International Government    Managed     Money      High Yield
                                          Index      REIT      Value (2)   Securities     Bond       Market        Bond
                                        ------------------------------------------------------------------------------------
Total cost of investments at beginning
 of year                                   $5,759    $2,783    $188,119      $23,386    $120,723    $131,293      $50,328
Add: Total net proceeds from policy
 transactions                              22,251    26,537      78,426       13,983      63,553     566,949       27,410
 Reinvested distributions from the
 Funds:
 (a) Net investment income                    175       402         305        1,405       8,482       9,399        4,404
 (b) Net realized gain                         65         4       6,198
                                        ------------------------------------------------------------------------------------
         Sub-Total                         28,250    29,726     273,048       38,774     192,758     707,641       82,142
Less: Cost of investments disposed
 during the year                           10,813    17,525      56,580        7,934      28,509     504,674       35,249
                                        ------------------------------------------------------------------------------------
Total cost of investments at end of
 year                                      17,437    12,201     216,468       30,840     164,249     202,967       46,893
Add: Unrealized appreciation
 (depreciation)                            (1,265)    1,030      (8,088)         626         812        (422)      (4,377)
                                        ------------------------------------------------------------------------------------
Total market value of investments at
 end of year                              $16,172   $13,231    $208,380      $31,466    $165,061    $202,545      $42,516
                                        ====================================================================================
                                        Large-Cap
                                          Value       I           II          III          IV
                                        -----------------------------------------------------------
Total cost of investments at beginning
 of year                                   $5,320    $8,485     $19,237       $6,298      $5,315
Add: Total net proceeds from policy
 transactions                              27,909    13,560      22,199       29,655       4,398
 Reinvested distributions from the
 Funds:
 (a) Net investment income                    149     1,656       1,701        3,247         889
 (b) Net realized gain                         68       202         125          320         165
                                        -----------------------------------------------------------
         Sub-Total                         33,446    23,903      43,262       39,520      10,767
Less: Cost of investments disposed
 during the year                           11,209       718      26,509       20,905       1,560
                                        -----------------------------------------------------------
Total cost of investments at end of
 year                                      22,237    23,185      16,753       18,615       9,207
Add: Unrealized appreciation
 (depreciation)                               840       563      (3,651)      (4,021)     (1,384)
                                        -----------------------------------------------------------
Total market value of investments at
 end of year                              $23,077   $23,748     $13,102      $14,594      $7,823
                                        ===========================================================

----------------
(1) Operations commenced during 2000 (See Note 1 to Financial Statements).

(2) Small-Cap Equity was formerly named Growth and International Value was formerly named International.

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (Continued)

6. TRANSACTIONS IN SEPARATE ACCOUNT UNITS AND SELECTED ACCUMULATION UNIT ** INFORMATION

 Transactions in Separate Account units for the year ended December 31, 2000 and the selected accumulation unit information as of December 31, 2000 were as follows (units in thousands):

                                                          Variable Accounts
                          ----------------------------------------------------------------------------------
                          Aggressive Emerging  Diversified  Small-Cap  International              I-Net
                            Equity   Markets  Research (1)  Equity (2) Large-Cap (1) Equity   Tollkeeper (1)
                          ----------------------------------------------------------------------------------
Total units outstanding
 at beginning of year        2,034     1,835                   4,960                   2,878
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
     premiums                  653       598         73          597         463         883         131
 (b) Transfers between
     variable accounts,
     net                       398       879        465          255       2,292         757         727
 (c) Transfers--policy
     charges and
     deductions               (175)     (167)       (14)        (229)        (89)       (228)        (31)
 (d) Transfers--
     surrenders                (64)      (62)                   (196)        (13)        (78)         (2)
 (e) Transfers--other          (48)      (55)        (2)         (79)        (64)        (65)        (25)
                          ----------------------------------------------------------------------------------
          Sub-Total            764     1,193        522          348       2,589       1,269         800
                          ----------------------------------------------------------------------------------
Total units outstanding
 at end of year              2,798     3,028        522        5,308       2,589       4,147         800
                          ==================================================================================
Accumulation Unit Value:
 At beginning of year       $16.24    $10.85     $10.00       $58.28      $10.00      $20.71      $10.00
 At end of year             $12.82     $6.98     $11.38       $45.22       $7.85      $15.50       $6.78
                            Multi-    Equity    Strategic     Growth      Focused    Mid-Cap      Equity
                           Strategy   Income    Value (1)       LT           30 (1)   Value       Index
                          ----------------------------------------------------------------------------------
Total units outstanding
 at beginning of year        4,129     4,401                   8,447                     504       8,532
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
     premiums                  420       659          5        1,379           5         372       1,865
 (b) Transfers between
     variable accounts,
     net                       (27)       36         87          811         134       1,057         255
 (c) Transfers--policy
     charges and
     deductions               (176)     (236)        (1)        (499)         (2)        (90)       (540)
 (d) Transfers--
     surrenders                (75)     (120)                   (271)                     (5)       (274)
 (e) Transfers--other          (32)      (75)        (1)        (194)         (3)        (19)       (110)
                          ----------------------------------------------------------------------------------
          Sub-Total            110       264         90        1,226         134       1,315       1,196
                          ----------------------------------------------------------------------------------
Total units outstanding
 at end of year              4,239     4,665         90        9,673         134       1,819       9,728
                          ==================================================================================

Accumulation Unit Value:
 At beginning of year       $36.79    $51.24     $10.00       $63.51      $10.00      $10.34      $50.93
 At end of year             $37.06    $47.80      $9.78       $49.72       $8.26      $12.92      $46.20
                          Small-Cap           International Government    Managed     Money     High Yield
                            Index      REIT     Value (2)   Securities     Bond      Market        Bond
                          ----------------------------------------------------------------------------------
Total units outstanding
 at beginning of year          547       265      8,016          955       4,684       7,384       1,720
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
     premiums                  358       163      1,467          198         782      17,195         294
 (b) Transfers between
     variable accounts,
     net                       622       646        119          184       1,020     (11,973)       (282)
 (c) Transfers--policy
     charges and
     deductions                (67)      (43)      (443)         (61)       (248)       (841)        (93)
 (d) Transfers--
     surrenders                 (9)      (20)      (272)         (49)       (116)       (593)        (48)
 (e) Transfers--other          (22)      (13)      (133)         (18)        (51)       (423)        (10)
                          ----------------------------------------------------------------------------------
          Sub-Total            882       733        738          254       1,387       3,365        (139)
                          ----------------------------------------------------------------------------------
Total units outstanding
 at end of year              1,429       998      8,754        1,209       6,071      10,749       1,581
                          ==================================================================================

Accumulation Unit Value:
 At beginning of year       $11.74     $9.99     $26.87       $23.27      $24.38      $17.75      $27.92
 At end of year             $11.32    $13.26     $23.80       $26.03      $27.19      $18.84      $26.89

------
** Accumulation Unit: unit of measure used to calculate the value of a Policy
   Owner's interest in a Variable Account during the accumulation period.

(1) Operations commenced during 2000 (See Note 1 to Financial Statements).

(2) Small-Cap Equity was formerly named Growth and International Value was formerly named International.

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (Continued)

                                        Variable Accounts
                        ------------------------------------------------
                              Large-Cap
                                Value     I       II     III      IV
                        ------------------------------------------------
Total units outstanding at
 beginning of year                494      565     878     452     291
Increase (decrease) in units
 resulting from policy
 transactions:
 (a) Transfer of net premiums     428      276     155     169      67
 (b) Transfers between
  variable accounts, net        1,074      560    (349)    200     111
 (c) Transfers--policy
  charges and deductions          (94)     (52)    (28)    (34)    (17)
 (d) Transfers--surrenders        (16)     (37)    (37)    (37)    (27)
 (e) Transfers--other             (46)     (24)    (20)    (26)     (4)
                        ------------------------------------------------
          Sub-Total             1,346      723    (279)    272     130
                        ------------------------------------------------
Total units outstanding at
 end of year                    1,840    1,288     599     724     421
                        ------------------------------------------------

Accumulation Unit Value: At
 beginning of year             $10.88   $17.58  $24.62  $18.72  $20.64
          At end of year       $12.54   $18.44  $21.88  $20.16  $18.58

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT


               Financial Statements as of September 30, 2001


             And for the nine months ended September 30, 2001


                 And for the year ended December 31, 2000

PACIFIC SELECT EXEC SEPARATE ACCOUNT


STATEMENT OF ASSETS AND LIABILITIES


SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                           Blue   Aggressive Aggressive Emerging Diversified Small-Cap International            I-Net
                           Chip     Growth     Equity   Markets   Research    Equity     Large-Cap    Equity  Tollkeeper
                         Variable  Variable   Variable  Variable  Variable   Variable    Variable    Variable  Variable
                         Account   Account    Account   Account    Account    Account     Account    Account   Account
                        -------------------------------------------------------------------------------------------------
ASSETS

Investments:
 Blue Chip Portfolio.... $16,214
 Aggressive Growth
 Portfolio..............            $3,882
 Aggressive Equity
 Portfolio..............                      $24,854
 Emerging Markets
 Portfolio..............                                $15,606
 Diversified Research
 Portfolio..............                                           $8,656
 Small-Cap Equity
 Portfolio..............                                                     $181,829
 International Large-Cap
 Portfolio..............                                                                  $24,212
 Equity Portfolio.......                                                                             $45,215
 I-Net Tollkeeper
 Portfolio..............                                                                                        $3,226

Receivables:

 Due from Pacific Life
 Insurance Company......     250        26          8        18                   144          59          7        24
 Fund shares redeemed...                                                1
                        -------------------------------------------------------------------------------------------------
Total Assets............  16,464     3,908     24,862    15,624     8,657     181,973      24,271     45,222     3,250
                        -------------------------------------------------------------------------------------------------
LIABILITIES
Payables:
 Due to Pacific Life
 Insurance Company......                                                1
 Fund shares purchased..     250        26          8        18                   144          59          7        24
                        -------------------------------------------------------------------------------------------------
Total Liabilities.......     250        26          8        18         1         144          59          7        24
                        -------------------------------------------------------------------------------------------------
NET ASSETS.............. $16,214    $3,882    $24,854   $15,606    $8,656    $181,829     $24,212    $45,215    $3,226
                        -------------------------------------------------------------------------------------------------
Shares Owned in each
Portfolio...............   2,239       551      3,299     3,292       929      12,997       4,288      2,668       892
                        -------------------------------------------------------------------------------------------------
Cost of Investments..... $20,397    $4,938    $41,230   $23,127    $9,959    $293,189     $30,714    $79,107    $6,681
                        -------------------------------------------------------------------------------------------------


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                         Financial  Health              Telecom-    Multi-   Equity  Strategic
                         Services  Sciences Technology munications Strategy  Income    Value   Growth LT Focused 30
                         Variable  Variable  Variable   Variable   Variable Variable Variable  Variable   Variable
                          Account  Account   Account     Account   Account  Account   Account   Account   Account
                         ------------------------------------------------------------------------------------------
ASSETS

Investments:
 Financial Services
 Portfolio..............  $1,856
 Health Sciences
 Portfolio..............            $4,200
 Technology Portfolio...                      $1,365
 Telecommunications
 Portfolio..............                                  $439
 Multi-Strategy
 Portfolio..............                                           $149,701
 Equity Income
 Portfolio..............                                                    $173,079
 Strategic Value
 Portfolio..............                                                              $2,634
 Growth LT Portfolio....                                                                       $309,929
 Focused 30 Portfolio...                                                                                   $1,396
Receivables:
 Due from Pacific Life
 Insurance Company......                          38         5                             3        205         1
 Fund shares redeemed...                 1                              118       35
                         ------------------------------------------------------------------------------------------
Total Assets............   1,856     4,201     1,403       444      149,819  173,114   2,637    310,134     1,397
                         ------------------------------------------------------------------------------------------

LIABILITIES
Payables:
 Due to Pacific Life
 Insurance Company......                 1                              118       33
 Fund shares purchased..                          38         5                             3        205         1
                         ------------------------------------------------------------------------------------------
Total Liabilities.......                 1        38         5          118       33       3        205         1
                         ------------------------------------------------------------------------------------------
NET ASSETS..............  $1,856    $4,200    $1,365      $439     $149,701 $173,081  $2,634   $309,929    $1,396
                         ------------------------------------------------------------------------------------------
Shares Owned in each
Portfolio...............     215       482       316        98       10,734    9,275     339     18,375       241
                         ------------------------------------------------------------------------------------------
Cost of Investments.....  $2,036    $4,323    $2,174      $657     $166,062 $228,125  $3,222   $578,498    $1,929
                         ------------------------------------------------------------------------------------------


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                         Mid-Cap  International    Capital    Mid-Cap   Global   Equity  Small-Cap           Inflation
                          Value       Value     Opportunities  Growth   Growth   Index     Index     REIT     Managed
                         Variable   Variable      Variable    Variable Variable Variable Variable  Variable  Variable
                         Account     Account       Account    Account  Account  Account   Account  Account  Account (1)
                         ---------------------------------------------------------------------------------------------
ASSETS

Investments:
 Mid-Cap Value
 Portfolio.............. $47,110
 International Value
 Portfolio..............            $156,634
 Capital Opportunities
 Portfolio..............                           $6,378
 Mid-Cap Growth
 Portfolio..............                                       $2,722
 Global Growth
 Portfolio..............                                                 $622
 Equity Index
 Portfolio..............                                                        $374,268
 Small-Cap Index
 Portfolio..............                                                                  $19,005
 REIT Portfolio.........                                                                           $20,120
 Inflation Managed
 Portfolio (1) .........                                                                                      $41,021

Receivables:

 Due from Pacific Life
 Insurance Company......     226         275           35          41       3        132                20        163
 Fund shares purchased..                                                                       76
                         ---------------------------------------------------------------------------------------------
Total Assets............  47,336     156,909        6,413       2,763     625    374,400   19,081   20,140     41,184
                         ---------------------------------------------------------------------------------------------

LIABILITIES

Payables:
 Due to Pacific Life
 Insurance Company......                                                                       76
 Fund shares purchased..     226         275           35          41       3        132                20        163
                         ---------------------------------------------------------------------------------------------
Total Liabilities.......     226         275           35          41       3        132       76       20        163
                         ---------------------------------------------------------------------------------------------
NET ASSETS.............. $47,110    $156,634       $6,378      $2,722    $622   $374,268  $19,005  $20,120    $41,021
                         =============================================================================================
Shares Owned in each
Portfolio...............   3,939      13,824          891         429      82     13,971    2,223    1,602      3,778
                         =============================================================================================
Cost of Investments..... $51,813    $218,184       $8,486      $3,592    $748   $437,094  $25,229  $19,146    $39,734
                         =============================================================================================


(1) Formerly named Government Securities Variable Account and Government Securities Portfolio.


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                         Managed   Money   High Yield Large-Cap
                           Bond    Market     Bond      Value   Variable Variable Variable Variable
                         Variable Variable  Variable  Variable  Account  Account  Account  Account
                         Account  Account   Account    Account     I        II      III       IV
                         --------------------------------------------------------------------------
ASSETS

Investments:
 Managed Bond
  Portfolio............. $207,468
 Money Market
  Portfolio.............          $270,821
 High Yield Bond
  Portfolio.............                    $45,128
 Large-Cap Value
  Portfolio.............                               $52,599
 Brandes International
  Equity Portfolio......                                        $21,054
 Turner Core Growth
  Portfolio.............                                                  $9,568
 Frontier Capital
  Appreciation
  Portfolio.............                                                          $13,364
 Clifton Enhanced U.S.
  Equity Portfolio......                                                                    $8,805

Receivables:

 Due from Pacific Life
  Insurance Company.....      626               103        389                14                 7
 Fund shares redeemed...               723                          184               168
                         --------------------------------------------------------------------------
Total Assets............  208,094  271,544   45,231     52,988   21,238    9,582   13,532    8,812
                         --------------------------------------------------------------------------

LIABILITIES
Payables:
 Due to Pacific Life
  Insurance Company.....               711                          184               168
 Fund shares purchased..      626               103        389                14                 7
                         --------------------------------------------------------------------------
Total Liabilities.......      626      711      103        389      184       14      168        7
                         --------------------------------------------------------------------------
NET ASSETS.............. $207,468 $270,833  $45,128    $52,599  $21,054   $9,568  $13,364   $8,805
                         ==========================================================================
Shares Owned in each
 Portfolio..............   18,456   26,843    6,634      4,932    1,752      804      986      688
                         ==========================================================================
Cost of Investments..... $199,384 $271,130  $53,025    $62,058  $25,835  $15,554  $17,128  $11,913
                         ==========================================================================


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT


STATEMENT OF OPERATIONS


FOR THE PERIOD ENDED SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                        Blue     Aggressive  Aggressive Emerging  Diversified Small-Cap  International             I-Net
                        Chip       Growth      Equity   Markets    Research    Equity      Large-Cap    Equity   Tollkeeper
                      Variable    Variable    Variable  Variable   Variable   Variable     Variable    Variable   Variable
                     Account (1) Account (1)  Account   Account     Account    Account      Account    Account    Account
                     ------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends.........         $3                                          $14    $37,191         $159      $3,803
                     ------------------------------------------------------------------------------------------------------
Net Investment
Income.............          3                                           14     37,191          159       3,803
                     ------------------------------------------------------------------------------------------------------
NET REALIZED AND
UNREALIZED
GAIN (LOSS) ON
INVESTMENTS
 Net realized loss
 from security
 transactions......        (55)      ($105)    ($2,183) ($6,500)       (110)   (44,535)      (3,590)     (9,537)  ($1,528)
 Net unrealized
 appreciation
 (depreciation)
 on investments....     (4,183)     (1,056)     (9,332)     108      (1,316)   (44,377)      (4,719)    (16,052)   (1,218)
                     ------------------------------------------------------------------------------------------------------
Net Realized and
Unrealized Loss
on Investments.....     (4,238)     (1,161)    (11,515)  (6,392)     (1,426)   (88,912)      (8,309)    (25,589)   (2,746)
                     ------------------------------------------------------------------------------------------------------
NET DECREASE IN NET
ASSETS RESULTING
FROM OPERATIONS....    ($4,235)    ($1,161)   ($11,515) ($6,392)    ($1,412)  ($51,721)     ($8,150)   ($21,786)  ($2,746)
                     ------------------------------------------------------------------------------------------------------


(1) Operations commenced during 2001 (see Note 1 to Financial Statements).


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE PERIOD ENDED SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                      Financial    Health                 Telecom-    Multi-    Equity   Strategic
                      Services    Sciences   Technology  munications Strategy   Income     Value   Growth LT  Focused 30
                      Variable    Variable    Variable    Variable   Variable  Variable  Variable  Variable    Variable
                     Account (1) Account (1) Account (1) Account (1) Account   Account    Account   Account    Account
                     ----------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends..........                                                   $3,213    $3,074       $5     $66,963       $1
                     ----------------------------------------------------------------------------------------------------
Net Investment
Income..............                                                    3,213     3,074        5      66,963        1
                     ----------------------------------------------------------------------------------------------------
NET REALIZED AND
UNREALIZED
GAIN (LOSS) ON
INVESTMENTS
 Net realized gain
 (loss) from
 security
 transactions.......     ($21)        $20        ($853)      ($90)      1,916     5,523      (68)     14,635     (175)
 Net unrealized
 depreciation on
 investments........     (180)       (123)        (809)      (218)    (17,091)  (50,592)    (577)   (261,215)    (382)
                     ----------------------------------------------------------------------------------------------------
Net Realized and
Unrealized Loss
on Investments......     (201)       (103)      (1,662)      (308)    (15,175)  (45,069)    (645)   (246,580)    (557)
                     ----------------------------------------------------------------------------------------------------
NET DECREASE IN NET
ASSETS RESULTING
FROM OPERATIONS.....    ($201)      ($103)     ($1,662)     ($308)   ($11,962) ($41,995)   ($640)  ($179,617)   ($556)
                     ====================================================================================================


(1) Operations commenced during 2001 (see Note 1 to Financial Statements).


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE PERIOD ENDED SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                   Mid-Cap   International    Capital      Mid-Cap     Global     Equity   Small-Cap           Inflation
                    Value        Value     Opportunities   Growth      Growth     Index      Index     REIT     Managed
                   Variable    Variable      Variable     Variable    Variable   Variable  Variable  Variable  Variable
                   Account      Account     Account (1)  Account (1) Account (1) Account    Account  Account  Account (2)
                   ------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends........  $1,358       $4,269                                            $4,971    $1,729    $146     $1,077
                   ------------------------------------------------------------------------------------------------------
Net Investment
Income............   1,358        4,269                                             4,971     1,729     146      1,077
                   ------------------------------------------------------------------------------------------------------
NET REALIZED AND
UNREALIZED
GAIN (LOSS) ON
INVESTMENTS
 Net realized gain
 (loss) from
 security
 transactions.....   1,400       (7,456)        ($114)       ($425)      ($10)     15,121      (343)    360       (105)
 Net unrealized
 appreciation
 (depreciation)
 on investments...  (6,714)     (53,462)       (2,108)        (870)      (126)   (117,189)   (4,959)    (56)       661
                   ------------------------------------------------------------------------------------------------------
Net Realized and
Unrealized Gain
(Loss) on
Investments.......  (5,314)     (60,918)       (2,222)      (1,295)      (136)   (102,068)   (5,302)    304        556
                   ------------------------------------------------------------------------------------------------------
NET INCREASE
(DECREASE) IN NET
ASSETS RESULTING
FROM OPERATIONS... ($3,956)    ($56,649)      ($2,222)     ($1,295)     ($136)   ($97,097)  ($3,573)   $450     $1,633
                   =======================================================================================================


(1) Operations commenced during 2001 (see Note 1 to Financial Statements).


(2) Formerly named Government Securities Variable Account.


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE PERIOD ENDED SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                          Managed   Money   High Yield Large-Cap
                            Bond    Market     Bond      Value   Variable  Variable  Variable  Variable
                          Variable Variable  Variable  Variable  Account   Account   Account   Account
                          Account  Account   Account    Account     I         II       III        IV
                          -----------------------------------------------------------------------------
INVESTMENT INCOME

 Dividends..............   $7,128   $7,093    $3,732     $1,597      $56        $2      $139       $15
                          -----------------------------------------------------------------------------
Net Investment Income...    7,128    7,093     3,732      1,597       56         2       139        15
                          -----------------------------------------------------------------------------

NET REALIZED AND
 UNREALIZED
 GAIN (LOSS) ON
 INVESTMENTS
 Net realized gain
  (loss) from security
  transactions..........       61      (64)   (2,675)       204      351    (2,416)   (3,894)     (362)
 Net unrealized
  appreciation
  (depreciation)
  on investments........    7,272      113    (3,520)   (10,299)  (5,344)   (2,335)      257    (1,724)
                          -----------------------------------------------------------------------------
Net Realized and
 Unrealized Gain (Loss)
 on Investments.........    7,333       49    (6,195)   (10,095)  (4,993)   (4,751)   (3,637)   (2,086)
                          -----------------------------------------------------------------------------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $14,461   $7,142   ($2,463)   ($8,498) ($4,937)  ($4,749)  ($3,498)  ($2,071)
                          =============================================================================


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS


FOR THE PERIOD ENDED SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                         Blue     Aggressive  Aggressive Emerging  Diversified Small-Cap  International             I-Net
                         Chip       Growth      Equity   Markets    Research    Equity      Large-Cap    Equity   Tollkeeper
                       Variable    Variable    Variable  Variable   Variable   Variable     Variable    Variable   Variable
                      Account (1) Account (1)  Account   Account     Account    Account      Account    Account    Account
                      -------------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
IN NET ASSETS
FROM OPERATIONS
 Net investment
 income.............         $3                                         $14     $37,191         $159     $3,803
 Net realized loss
 from security
 transactions.......        (55)     ($105)    ($2,183)  ($6,500)      (110)    (44,535)      (3,590)    (9,537)   ($1,528)
 Net unrealized
 appreciation
 (depreciation)
 on investments.....     (4,183)    (1,056)     (9,332)      108     (1,316)    (44,377)      (4,719)   (16,052)    (1,218)
                      -------------------------------------------------------------------------------------------------------
Net Decrease in Net
Assets Resulting
from Operations.....     (4,235)    (1,161)    (11,515)   (6,392)    (1,412)    (51,721)      (8,150)   (21,786)    (2,746)
                      -------------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
IN NET ASSETS
FROM POLICY
TRANSACTIONS
 Transfer of net
 premiums...........      2,099        525       6,115     4,025      1,981      24,448        5,868     11,237      1,019
 Transfers between
 variable accounts,
 net................     19,328      4,791      (2,039)     (809)     3,582     (10,304)      10,429     (2,382)        78
 Transfers--policy
 charges and
 deductions.........       (698)      (186)     (2,191)   (1,340)      (519)    (11,974)      (1,784)    (3,932)      (442)
 Transfers--
 surrenders.........        (52)       (13)       (832)     (648)      (403)     (6,754)      (1,243)    (1,128)       (69)
 Transfers--other...       (228)       (74)       (566)     (367)      (512)     (1,864)      (1,224)    (1,055)       (34)
                      -------------------------------------------------------------------------------------------------------
Net Increase
(Decrease) in Net
Assets Derived
from Policy
Transactions........     20,449      5,043         487       861      4,129      (6,448)      12,046      2,740        552
                      -------------------------------------------------------------------------------------------------------
NET INCREASE
(DECREASE) IN NET
ASSETS..............     16,214      3,882     (11,028)   (5,531)     2,717     (58,169)       3,896    (19,046)    (2,194)
                      -------------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of
 Period.............                            35,882    21,137      5,939     239,998       20,316     64,261      5,420
                      -------------------------------------------------------------------------------------------------------
 End of Period......    $16,214     $3,882     $24,854   $15,606     $8,656    $181,829      $24,212    $45,215     $3,226
                      =======================================================================================================


(1) Operations commenced during 2001 (see Note 1 to Financial Statements).


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE PERIOD ENDED SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                            Financial    Health                 Telecom-    Multi-    Equity   Strategic  Growth   Focused
                            Services    Sciences   Technology  munications Strategy   Income     Value      LT        30
                            Variable    Variable    Variable    Variable   Variable  Variable  Variable  Variable  Variable
                           Account (1) Account (1) Account (1) Account (1) Account   Account    Account  Account   Account
                           ------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS
FROM OPERATIONS
 Net investment income...                                                    $3,213    $3,074       $5    $66,963       $1
 Net realized gain (loss)
 from  security
 transactions............      ($21)        $20       ($853)      ($90)       1,916     5,523      (68)    14,635     (175)
 Net unrealized
 depreciation  on
 investments.............      (180)       (123)       (809)      (218)     (17,091)  (50,592)    (577)  (261,215)    (382)
                           ------------------------------------------------------------------------------------------------
Net Decrease in Net
Assets Resulting
from Operations..........      (201)       (103)     (1,662)      (308)     (11,962)  (41,995)    (640)  (179,617)    (556)
                           ------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS
FROM POLICY TRANSACTIONS
 Transfer of net
 premiums................       262         443         352        146       10,633    21,243      533     55,815      380
 Transfers between
 variable accounts, net..     1,901       4,026       2,838        645        4,844   (10,455)   2,042     (6,597)     604
 Transfers--policy
 charges and deductions..       (72)       (127)       (125)       (36)      (6,079)  (10,312)    (139)   (24,061)    (123)
 Transfers--surrenders...       (18)        (22)        (25)        (6)      (2,854)   (5,250)     (27)   (11,572)     (19)
 Transfers--other........       (16)        (17)        (13)        (2)      (1,985)   (3,117)     (14)    (4,983)       5
                           ------------------------------------------------------------------------------------------------
Net Increase (Decrease)
in Net Assets Derived
from Policy
Transactions.............     2,057       4,303       3,027        747        4,559    (7,891)   2,395      8,602      847
                           ------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
IN NET ASSETS............     1,856       4,200       1,365        439       (7,403)  (49,886)   1,755   (171,015)     291
                           ------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of Period.....                                                   157,104   222,967      879    480,944    1,105
                           ------------------------------------------------------------------------------------------------
 End of Period...........    $1,856      $4,200      $1,365       $439     $149,701  $173,081   $2,634   $309,929   $1,396
                           ================================================================================================


(1) Operations commenced during 2001 (see Note 1 to Financial Statements).


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE PERIOD ENDED SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                   Mid-Cap   International    Capital      Mid-Cap     Global     Equity   Small-Cap            Inflation
                    Value        Value     Opportunities   Growth      Growth     Index      Index     REIT      Managed
                   Variable    Variable      Variable     Variable    Variable   Variable  Variable  Variable   Variable
                   Account      Account     Account (1)  Account (1) Account (1) Account    Account  Account   Account (2)
                   -------------------------------------------------------------------------------------------------------
INCREASE
(DECREASE) IN NET
ASSETS
FROM OPERATIONS
 Net investment
 income..........   $1,358       $4,269                                            $4,971    $1,729     $146      $1,077
 Net realized
 gain (loss) from
 security
 transactions....    1,400       (7,456)       ($114)       ($425)      ($10)      15,121      (343)     360        (105)
 Net unrealized
 appreciation
 (depreciation)
 on investments..   (6,714)     (53,462)      (2,108)        (870)      (126)    (117,189)   (4,959)     (56)        661
                   -------------------------------------------------------------------------------------------------------
Net Increase
(Decrease) in Net
Assets Resulting
from Operations..   (3,956)     (56,649)      (2,222)      (1,295)      (136)     (97,097)   (3,573)     450       1,633
                   -------------------------------------------------------------------------------------------------------
INCREASE
(DECREASE) IN NET
ASSETS
FROM POLICY
TRANSACTIONS
 Transfer of net
 premiums........    7,881       22,380          884          622         68       61,058     2,423    2,976       4,370
 Transfers
 between variable
 accounts, net...   24,676       (2,594)       8,178        3,624        727          844     5,564    5,620       6,510
 Transfers--
 policy charges
 and deductions..   (2,567)      (9,287)        (273)        (129)       (22)     (24,359)   (1,058)    (979)     (1,906)
 Transfers--
 surrenders......   (1,255)      (3,926)         (37)         (50)       (14)     (11,244)     (352)    (461)       (739)
 Transfers--
 other...........   (1,168)      (1,670)        (152)         (50)        (1)      (4,334)     (171)    (717)       (313)
                   -------------------------------------------------------------------------------------------------------
Net Increase in
Net Assets
Derived
from Policy
Transactions.....   27,567        4,903        8,600        4,017        758       21,965     6,406    6,439       7,922
                   -------------------------------------------------------------------------------------------------------
NET INCREASE
(DECREASE) IN NET
ASSETS...........   23,611      (51,746)       6,378        2,722        622      (75,132)    2,833    6,889       9,555
                   -------------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of
 Period..........   23,499      208,380                                           449,400    16,172   13,231      31,466
                   -------------------------------------------------------------------------------------------------------
 End of Period...  $47,110     $156,634       $6,378       $2,722       $622     $374,268   $19,005  $20,120     $41,021
                   =======================================================================================================


(1) Operations commenced during 2001 (see Note 1 to Financial Statements).


(2) Formerly named Government Securities Variable Account.


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE PERIOD ENDED SEPTEMBER 30, 2001 (Unaudited)


(In thousands)



                                    Managed    Money    High Yield Large-Cap
                                      Bond     Market      Bond      Value   Variable  Variable Variable  Variable
                                    Variable  Variable   Variable  Variable  Account   Account  Account   Account
                                    Account   Account    Account    Account     I         II      III        IV
                                   -------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
 Net investment income............    $7,128    $7,093    $3,732     $1,597      $56        $2     $139       $15
 Net realized gain (loss) from
  security transactions...........        61       (64)   (2,675)       204      351    (2,416)  (3,894)     (362)
 Net unrealized appreciation
  (depreciation) on investments...     7,272       113    (3,520)   (10,299)  (5,344)   (2,335)     257    (1,724)
                                   -------------------------------------------------------------------------------
Net Increase (Decrease) in Net
 Assets Resulting
 from Operations..................    14,461     7,142    (2,463)    (8,498)  (4,937)   (4,749)  (3,498)   (2,071)
                                   -------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
 FROM POLICY TRANSACTIONS
 Transfer of net premiums.........    18,743   234,692     5,260      7,705    4,658     2,334    1,957     1,429
 Transfers between variable
  accounts, net...................    22,306  (144,230)    4,319     34,351    1,170      (201)   1,655     2,593
 Transfers--policy charges and
  deductions......................    (8,113)  (15,189)   (2,467)    (2,832)  (1,023)     (605)    (749)     (418)
 Transfers--surrenders............    (3,303)   (9,648)   (1,639)      (570)  (1,190)     (257)    (477)     (466)
 Transfers--other.................    (1,687)   (4,479)     (398)      (634)  (1,372)      (56)    (118)      (85)
                                   -------------------------------------------------------------------------------
Net Increase in Net Assets Derived
 from Policy Transactions.........    27,946    61,146     5,075     38,020    2,243     1,215    2,268     3,053
                                   -------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
 ASSETS...........................    42,407    68,288     2,612     29,522   (2,694)   (3,534)  (1,230)      982
                                   -------------------------------------------------------------------------------
NET ASSETS
 Beginning of Period..............   165,061   202,545    42,516     23,077   23,748    13,102   14,594     7,823
                                   -------------------------------------------------------------------------------
 End of Period....................  $207,468  $270,833   $45,128    $52,599  $21,054    $9,568  $13,364    $8,805
                                   ===============================================================================


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS


FOR THE YEAR ENDED DECEMBER 31, 2000


(In thousands)



                          Aggressive Emerging  Diversified Small-Cap  International              I-Net     Multi-    Equity
                            Equity   Markets    Research    Equity      Large-Cap    Equity   Tollkeeper  Strategy   Income
                           Variable  Variable   Variable   Variable     Variable    Variable   Variable   Variable  Variable
                           Account   Account   Account (1)  Account    Account (1)  Account   Account (1) Account   Account
                          --------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS
FROM OPERATIONS
 Net investment income..    $1,226       $12        $16     $22,131          $17     $4,305                $15,492   $20,983
 Net realized gain
 (loss) from security
 transactions...........     1,368     2,174         33      37,014         (899)     4,154       ($39)      1,836     6,806
 Net unrealized
 appreciation
 (depreciation) on
 investments............   (11,733)  (12,692)        13    (130,859)      (1,783)   (28,706)    (2,237)    (16,234)  (43,571)
                          --------------------------------------------------------------------------------------------------
Net Increase (Decrease)
in Net Assets Resulting
from Operations.........    (9,139)  (10,506)        62     (71,714)      (2,665)   (20,247)    (2,276)      1,094   (15,782)
                          --------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS
FROM POLICY TRANSACTIONS
 Transfer of net
 premiums...............     9,760     5,600        834      38,899        4,114     17,220      1,210      15,754    33,109
 Transfers between
 variable accounts,
 net....................     6,623     8,725      5,218      16,628       20,341     14,858      7,035      (1,013)    1,768
 Transfers--policy
 charges and
 deductions.............    (2,604)   (1,542)      (157)    (14,915)        (794)    (4,462)      (272)     (6,614)  (11,919)
 Transfers--surrenders..      (944)     (570)        (3)    (12,744)        (114)    (1,490)       (13)     (2,799)   (6,034)
 Transfers--other.......      (849)     (480)       (15)     (5,225)        (566)    (1,217)      (264)     (1,215)   (3,641)
                          --------------------------------------------------------------------------------------------------
Net Increase in Net
Assets Derived
from Policy
Transactions............    11,986    11,733      5,877      22,643       22,981     24,909      7,696       4,113    13,283
                          --------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
IN NET ASSETS...........     2,847     1,227      5,939     (49,071)      20,316      4,662      5,420       5,207    (2,499)
                          --------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of Year......    33,035    19,910                289,069                  59,599                151,897   225,466
                          --------------------------------------------------------------------------------------------------
 End of Year............   $35,882   $21,137     $5,939    $239,998      $20,316    $64,261     $5,420    $157,104  $222,967
                          ==================================================================================================


(1) Operations commenced on January 4, 2000 for the Diversified Research Variable Account, January 3, 2000 for the International Large-Cap Variable Account, and May 1, 2000 for the I-Net Tollkeeper Variable Account.


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2000


(In thousands)



                         Strategic   Growth     Focused   Mid-Cap   International  Equity   Small-Cap            Inflation
                           Value       LT         30       Value        Value      Index      Index     REIT      Managed
                         Variable   Variable   Variable   Variable    Variable    Variable  Variable  Variable   Variable
                        Account (1) Account   Account (1) Account      Account    Account    Account  Account   Account (2)
                       ----------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS
FROM OPERATIONS
 Net investment
 income...............       $1      $86,293        $5       $192       $6,503      $9,274      $240     $406      $1,405
 Net realized gain
 (loss) from security
 transactions.........                54,726        (4)     1,064        3,605      27,250       (19)     537        (359)
 Net unrealized
 appreciation
 (depreciation)
 on investments.......      (11)    (277,267)     (150)     1,946      (35,319)    (81,837)   (1,931)   1,170       1,794
                       ----------------------------------------------------------------------------------------------------
Net Increase
(Decrease) in Net
Assets Resulting
from Operations.......      (10)    (136,248)     (149)     3,202      (25,211)    (45,313)   (1,710)   2,113       2,840
                       ----------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS
FROM POLICY
TRANSACTIONS
 Transfer of net
 premiums.............       52       84,921        43      4,295       36,625      92,486     4,652    1,931       4,994
 Transfers between
 variable accounts,
 net..................      861       55,046     1,263     12,071        2,733      13,565     8,085    7,479       4,631
 Transfers--policy
 charges and
 deductions...........       (8)     (30,926)      (18)    (1,042)     (11,035)    (26,801)     (868)    (517)     (1,531)
 Transfers--
 surrenders...........               (17,105)                 (54)      (6,805)    (13,558)     (122)    (251)     (1,229)
 Transfers--other.....      (16)     (11,190)      (34)      (181)      (3,276)     (5,544)     (291)    (167)       (457)
                       ----------------------------------------------------------------------------------------------------
Net Increase in Net
Assets Derived
from Policy
Transactions..........      889       80,746     1,254     15,089       18,242      60,148    11,456    8,475       6,408
                       ----------------------------------------------------------------------------------------------------
NET INCREASE
(DECREASE) IN NET
ASSETS................      879      (55,502)    1,105     18,291       (6,969)     14,835     9,746   10,588       9,248
                       ----------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of Year....               536,446                5,208      215,349     434,565     6,426    2,643      22,218
                       ----------------------------------------------------------------------------------------------------
 End of Year..........     $879     $480,944    $1,105    $23,499     $208,380    $449,400   $16,172  $13,231     $31,466
                       ====================================================================================================


(1)Operations commenced on October 2, 2000.


(2)Formerly named Government Securities Variable Account.


See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2000


(In thousands)



                                    Managed    Money    High Yield Large-Cap
                                      Bond     Market      Bond      Value   Variable  Variable  Variable  Variable
                                    Variable  Variable   Variable  Variable  Account   Account   Account   Account
                                    Account   Account    Account    Account     I         II       III        IV
                                   --------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
 Net investment income............    $8,482    $9,399    $4,404       $217   $1,858    $1,826    $3,567    $1,054
 Net realized gain (loss) from
  security transactions...........      (737)      245    (4,022)       785      305     1,170     1,545       318
 Net unrealized appreciation
  (depreciation)
  on investments..................     7,338      (175)   (2,080)       781     (879)   (6,036)   (6,187)   (2,074)
                                   --------------------------------------------------------------------------------
Net Increase (Decrease) in Net
 Assets Resulting
 from Operations..................    15,083     9,469    (1,698)     1,783    1,284    (3,040)   (1,075)     (702)
                                   --------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
 FROM POLICY TRANSACTIONS
 Transfer of net premiums.........    20,167   316,982     8,079      5,067    4,882     3,857     3,548     1,298
 Transfers between variable
  accounts, net...................    26,330  (220,717)   (7,770)    12,710    9,591    (7,257)    5,683     2,156
 Transfers--policy charges and
  deductions......................    (6,394)  (15,498)   (2,543)    (1,110)    (902)     (716)     (713)     (336)
 Transfers--surrenders............    (3,001)  (10,933)   (1,322)      (186)    (636)     (917)     (793)     (515)
 Transfers--other.................    (1,321)   (7,804)     (262)      (565)    (398)     (447)     (519)      (83)
                                   --------------------------------------------------------------------------------
Net Increase (Decrease) in Net
 Assets Derived
 from Policy Transactions.........    35,781    62,030    (3,818)    15,916   12,537    (5,480)    7,206     2,520
                                   --------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
 ASSETS...........................    50,864    71,499    (5,516)    17,699   13,821    (8,520)    6,131     1,818
                                   --------------------------------------------------------------------------------
NET ASSETS
 Beginning of Year................   114,197   131,046    48,032      5,378    9,927    21,622     8,463     6,005
                                   --------------------------------------------------------------------------------
 End of Year......................  $165,061  $202,545   $42,516    $23,077  $23,748   $13,102   $14,594    $7,823
                                   ================================================================================


See Notes to Financial Statements

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT


                       NOTES TO FINANCIAL STATEMENTS


                                (Unaudited)


1. SIGNIFICANT ACCOUNTING POLICIES


 The Pacific Select Exec Separate Account (the "Separate Account") is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and is comprised of thirty-five subaccounts called Variable
Accounts: the Blue Chip, Aggressive Growth, Aggressive Equity, Emerging Markets, Diversified Research, Small-Cap Equity, International Large-Cap, Equity, I-Net Tollkeeper, Financial Services, Health Sciences, Technology, Telecommunications, Multi-Strategy, Equity Income, Strategic Value, Growth LT, Focused 30, Mid-Cap Value, International Value, Capital Opportunities, Mid-Cap Growth, Global Growth, Equity Index, Small-Cap Index, REIT, Inflation Managed (formerly Government Securities), Managed Bond, Money Market, High Yield Bond, and Large-Cap Value Variable Accounts, and Variable Account I, Variable Account II, Variable Account III and Variable Account IV as of September 30, 2001. The assets in each of the first thirty-one Variable Accounts are invested in shares of the corresponding portfolios of Pacific Select Fund and the last four Variable Accounts (I-IV) are invested in the Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation, and Clifton Enhanced U.S. Equity Portfolios, respectively, which are all portfolios of M Fund, Inc. (collectively, the "Funds"). Each Portfolio pursues different investment objectives and policies. The Semi-Annual Reports of the Funds dated June 30, 2001 are available upon request to Pacific Life Insurance Company (Pacific
Life).


 The Separate Account has organized and registered with the Securities and Exchange Commission nine new Variable Accounts: the Blue Chip, Aggressive Growth, Financial Services, Health Sciences, Technology, Telecommunications, Capital Opportunities, Mid-Cap Growth, and Global Growth Variable Accounts. The Aggressive Growth Variable Account commenced operations on January 2, 2001, the Telecommunications Variable Account commenced operations on January 3, 2001, the Blue Chip, Financial Services, Health Sciences, Mid-Cap Growth, and Global Growth Variable Accounts commenced operations on January 4, 2001, the Technology Variable Account commenced operations on January 5, 2001, and the Capital Opportunities Variable Account commenced operations on January 12, 2001.


 On September 22, 2000, the net assets of the Pacific Select Fund Bond and Income Portfolio, the underlying portfolio for the Bond and Income Variable Account, were transferred to the Pacific Select Fund Managed Bond Portfolio (the "reorganization"). In connection with the reorganization a total of 657,265 outstanding accumulation units (valued at $8,510,243) of the Bond and Income Variable Account were exchanged for 326,731 accumulation units with equal value of the Managed Bond Variable Account.


 The Separate Account was established by Pacific Life on May 12, 1988 and commenced operations on November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Life. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Life, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Life.


 The Separate Account held by Pacific Life represents funds from individual flexible premium variable life policies. The assets of the Separate Account are carried at market value.


 The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for investment companies which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


 A. Valuation of Investments


 Investments in shares of the Funds are valued at the reported net asset values of the respective portfolios. Valuation of securities held by the Funds is discussed in the notes to their financial statements.


 B. Security Transactions and Investment Income


 Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date.


 C. Federal Income Taxes


 The operations of the Separate Account will be reported on the Federal income tax return of Pacific Life, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Life with respect to the operations of the Separate Account.


2. DIVIDENDS


 During the nine-month period ended September 30, 2001, the Funds declared dividends for each portfolio, except for the Aggressive Growth, Aggressive Equity, Emerging Markets, I-Net Tollkeeper, Financial Services, Health Sciences, Technology, Telecommunications, Capital Opportunities, Mid-Cap Growth, and Global Growth Portfolios. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolios.


3. CHARGES AND EXPENSES


 With respect to variable life insurance policies funded by the Separate Account, Pacific Life makes certain deductions from premiums for sales load and state premium taxes before amounts are allocated to the Separate Account. Pacific Life also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks Pacific Life assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by Pacific Life.


4. RELATED PARTY AGREEMENT


 Pacific Select Distributors, Inc., a wholly-owned subsidiary of Pacific Life, serves as principal underwriter of variable life insurance policies funded by interests in the Separate Account, without remuneration from the Separate Account.

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT

                                (Unaudited)


5. SEPARATE ACCOUNT'S COST OF INVESTMENTS IN THE FUNDS' SHARES


 The investment in the Funds' shares are carried at identified cost, which represents the amount available for investment (including reinvested distributions of net investment income and realized gains). A reconciliation of total cost and market value of the Separate Account's investments in the Funds as of September 30, 2001 were as follows (amounts in thousands):



                                                                  Variable Accounts
                             ------------------------------------------------------------------------------------------
                                 Blue    Aggressive  Aggressive    Emerging   Diversified    Small-Cap    International
                               Chip (1)  Growth (1)    Equity      Markets     Research       Equity        Large-Cap
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at
 beginning of period                                   $42,926     $28,766       $5,926      $306,981        $22,104
Add:  Total net proceeds
      from policy
      transactions              $20,648    $5,392        6,225      13,274        7,860        62,526         26,795
      Reinvested
      distributions from the
      Funds:
      (a) Net investment
          income                      3                                              14           737            159
      (b) Net realized gain                                                                    36,454
                             ------------------------------------------------------------------------------------------
            Sub-Total            20,651     5,392       49,151      42,040       13,800       406,698         49,058
Less: Cost of
      investments disposed
      during the period             254       454        7,921      18,913        3,841       113,509         18,344
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at end of
 period                          20,397     4,938       41,230      23,127        9,959       293,189         30,714
Add:  Unrealized
      depreciation               (4,183)   (1,056)     (16,376)     (7,521)      (1,303)     (111,360)        (6,502)
                             ------------------------------------------------------------------------------------------
Total market value of
 investments at end of
 period                         $16,214    $3,882      $24,854     $15,606       $8,656      $181,829        $24,212
                             ------------------------------------------------------------------------------------------

                                           I-Net     Financial      Health       Tech-       Telecom-        Multi-
                                Equity   Tollkeeper Services (1) Sciences (1) nology (1)  munications (1)   Strategy
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at
 beginning of period            $82,101    $7,665                                                           $156,374
Add:  Total net proceeds
      from policy
      transactions               21,826     2,556       $2,304      $7,623       $4,776          $892         18,324
      Reinvested
      distributions from the
      Funds:
      (a) Net investment
          income                                                                                               2,928
      (b) Net realized gain       3,803                                                                          285
                             ------------------------------------------------------------------------------------------
            Sub-Total           107,730    10,221        2,304       7,623        4,776           892        177,911
Less: Cost of
      investments disposed
      during the period          28,623     3,540          268       3,300        2,602           235         11,849
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at end of
 period                          79,107     6,681        2,036       4,323        2,174           657        166,062
Add:  Unrealized
      depreciation              (33,892)   (3,455)        (180)       (123)        (809)         (218)       (16,361)
                             ------------------------------------------------------------------------------------------
Total market value of
 investments at end of
 period                         $45,215    $3,226       $1,856      $4,200       $1,365          $439       $149,701
                             ------------------------------------------------------------------------------------------

                                                                                              Inter-         Capital
                                Equity   Strategic     Growth      Focused      Mid-Cap      national      Opportuni-
                                Income     Value         LT           30         Value         Value        ties (1)
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at
 beginning of period           $227,421      $890     $488,298      $1,256      $21,488      $216,468
Add:  Total net proceeds
      from policy
      transactions               17,360     3,654       62,945       1,281       37,710        36,854         $8,919
      Reinvested
      distributions from the
      Funds:
      (a) Net investment
          income                    646         5        4,087           1          151         1,220
      (b) Net realized gain       2,428                 62,876                    1,207         3,049
                             ------------------------------------------------------------------------------------------
            Sub-Total           247,855     4,549      618,206       2,538       60,556       257,591          8,919
Less: Cost of
      investments disposed
      during the period          19,730     1,327       39,708         609        8,743        39,407            433
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at end of
 period                         228,125     3,222      578,498       1,929       51,813       218,184          8,486
Add:  Unrealized
      depreciation              (55,046)     (588)    (268,569)       (533)      (4,703)      (61,550)        (2,108)
                             ------------------------------------------------------------------------------------------
Total market value of
 investments at end of
 period                        $173,079    $2,634     $309,929      $1,396      $47,110      $156,634         $6,378
                             ------------------------------------------------------------------------------------------

                               Mid-Cap     Global                 Small-Cap                  Inflation
                              Growth (1) Growth (1) Equity Index    Index        REIT       Managed (2)   Managed Bond
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at
 beginning of period                                  $395,037     $17,437      $12,201       $30,840       $164,249
Add:  Total net proceeds
      from policy
      transactions               $8,275      $823       59,428       9,380        9,295        16,907         38,432
      Reinvested
      distributions from the
      Funds:
      (a) Net investment
          income                                         3,332          96           85         1,077          7,128
      (b) Net realized gain                              1,639       1,633           61
                             ------------------------------------------------------------------------------------------
            Sub-Total             8,275       823      459,436      28,546       21,642        48,824        209,809
Less: Cost of
      investments disposed
      during the period           4,683        75       22,342       3,317        2,496         9,090         10,425
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at end of
 period                           3,592       748      437,094      25,229       19,146        39,734        199,384
Add:  Unrealized
      appreciation
      (depreciation)               (870)     (126)     (62,826)     (6,224)         974         1,287          8,084
                             ------------------------------------------------------------------------------------------
Total market value of
 investments at end of
 period                          $2,722      $622     $374,268     $19,005      $20,120       $41,021       $207,468
                             ------------------------------------------------------------------------------------------

----------------

(1) Operations commenced during 2001 (See Note 1 to Financial Statements).


(2) Inflation Managed was formerly named Government Securities.

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT

                                (Unaudited)



                                                                  Variable Accounts
                             ------------------------------------------------------------------------------------------
                                Money    High Yield  Large-Cap
                                Market      Bond       Value          I           II            III            IV
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at
 beginning of period           $202,967   $46,893     $22,237      $23,185      $16,753       $18,615        $9,207
Add:  Total net proceeds
      from policy
      transactions              313,648    22,711      45,217        7,672        4,914        18,579         4,568
      Reinvested
      distributions from the
      Funds:
      (a) Net investment
          income                  7,093     3,732         194            7            2                          15
      (b) Net realized gain                             1,403           49                        139
                             ------------------------------------------------------------------------------------------
              Sub-Total         523,708    73,336      69,051       30,913       21,669        37,333        13,790
Less: Cost of
      investments disposed
      during the period         252,578    20,311       6,993        5,078        6,115        20,205         1,877
                             ------------------------------------------------------------------------------------------
Total cost of
 investments at end of
 period                         271,130    53,025      62,058       25,835       15,554        17,128        11,913
Add:  Unrealized
      depreciation                 (309)   (7,897)     (9,459)      (4,781)      (5,986)       (3,764)       (3,108)
                             ------------------------------------------------------------------------------------------
Total market value of
 investments at end of
 period                        $270,821   $45,128     $52,599      $21,054       $9,568       $13,364        $8,805
                             ==========================================================================================


6. TRANSACTIONS IN SEPARATE ACCOUNT UNITS AND SELECTED ACCUMULATION UNIT ** INFORMATION

 Transactions in Separate Account units for the period ended September 30, 2001 and the selected accumulation unit information as of September 30, 2001 were as follows (units in thousands):

                                                                 Variable Accounts
                             ------------------------------------------------------------------------------------------
                                 Blue    Aggressive  Aggressive    Emerging   Diversified    Small-Cap    International
                               Chip (1)  Growth (1)    Equity      Markets     Research       Equity        Large-Cap
                             ------------------------------------------------------------------------------------------
Total units outstanding
 at beginning of period                                 2,798        3,028          522         5,308         2,589
Increase (decrease) in
 units resulting from
 policy transactions:
 (a)  Transfer of net
      premiums                      260        61         553          611          178           558           845
 (b)  Transfers between
      variable accounts, net      2,211       518        (173)        (106)         323          (245)        1,439
 (c)  Transfers--policy
      charges and deductions        (87)      (22)       (200)        (205)         (48)         (275)         (257)
 (d)  Transfers--
      surrenders                     (7)       (2)        (74)         (98)         (36)         (155)         (180)
 (e)  Transfers--other              (26)       (4)        (53)         (54)         (44)          (43)         (176)
                             ------------------------------------------------------------------------------------------
              Sub-Total           2,351       551          53          148          373          (160)        1,671
                             ------------------------------------------------------------------------------------------
Total units outstanding
 at end of period                 2,351       551       2,851        3,176          895         5,148         4,260
                             ==========================================================================================

Accumulation Unit Value:
 At beginning of period          $10.00    $10.00      $12.82        $6.98       $11.38        $45.22         $7.85
 At end of period                 $6.90     $7.05       $8.72        $4.91        $9.67        $35.32         $5.68
                                           I-Net     Financial      Health       Tech-       Telecom-        Multi-
                                Equity   Tollkeeper Services (1) Sciences (1) nology (1)  munications (1)   Strategy
                             ------------------------------------------------------------------------------------------
Total units outstanding
 at beginning of period           4,147       800                                                             4,239
Increase (decrease) in
 units resulting from
 policy transactions:
 (a)  Transfer of net
      premiums                      842       188          28           46           51            25           291
 (b)  Transfers between
      variable accounts, net       (300)        6         200          417          272            90           138
 (c)  Transfers--policy
      charges and deductions       (298)      (81)         (8)         (13)         (18)           (4)         (167)
 (d)  Transfers--
      surrenders                    (84)      (11)         (2)          (2)          (3)           (1)          (78)
 (e)  Transfers--other              (77)      (10)         (1)          (2)          (2)           (1)          (54)
                             ------------------------------------------------------------------------------------------
              Sub-Total              83        92         217          446          300           109           130
                             ------------------------------------------------------------------------------------------
Total units outstanding
 at end of period                 4,230       892         217          446          300           109         4,369
                             ==========================================================================================

Accumulation Unit Value:
 At beginning of period          $15.50     $6.78      $10.00       $10.00       $10.00        $10.00        $37.06
 At end of period                $10.69     $3.62       $8.56        $9.42        $4.54         $4.04        $34.26


----------------

** Accumulation Unit: unit of measure used to calculate the value of a Policy Owner's interest in a Variable Account during the accumulation period.


(1) Operations commenced during 2001 (See Note 1 to Financial Statements).

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (Continued)
                                  (Unaudited)


                                                     Variable Accounts
                        ---------------------------------------------------------------------------
                                                                               Inter-     Capital
                            Equity   Strategic             Focused  Mid-Cap   national   Opportuni-
                            Income     Value    Growth LT    30      Value      Value     ties (1)
                        ---------------------------------------------------------------------------
Total units outstanding
 at beginning of period      4,665         90     9,673       134    1,819      8,754
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
 premiums                      469         57     1,352        52      579      1,084         108
 (b) Transfers between
 variable accounts, net       (236)       210      (278)       73    1,791       (120)        917
 (c) Transfers--policy
 charges and deductions       (228)       (15)     (588)      (18)    (189)      (450)        (33)
 (d) Transfers--
 surrenders                   (115)        (3)     (279)       (2)     (90)      (189)         (4)
 (e) Transfers--other          (70)        (1)     (124)        1      (83)       (82)        (20)
                        ---------------------------------------------------------------------------
         Sub-Total            (180)       248        83       106    2,008        243         968
                        ---------------------------------------------------------------------------
Total units outstanding
 at end of period            4,485        338     9,756       240    3,827      8,997         968
                        ---------------------------------------------------------------------------

Accumulation Unit Value:
 At beginning of period     $47.80      $9.78    $49.72     $8.26   $12.92     $23.80      $10.00
       At end of period     $38.59      $7.80    $31.77     $5.83   $12.31     $17.41       $6.59
                           Mid-Cap     Global    Equity   Small-Cap           Inflation   Managed
                          Growth (1) Growth (1)   Index     Index    REIT    Managed (2)    Bond
                        ---------------------------------------------------------------------------
Total units outstanding
 at beginning of period                           9,728     1,429      998      1,209       6,071
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
 premiums                       75          8     1,315       219      218        163         666
 (b) Transfers between
 variable accounts, net        390         81        18       492      406        242         792
 (c) Transfers--policy
 charges and deductions        (16)        (1)     (525)      (96)     (72)       (71)       (288)
 (d) Transfers--
 surrenders                     (5)        (2)     (242)      (32)     (33)       (28)       (117)
 (e) Transfers--other           (5)        (1)      (93)      (13)     (53)       (11)        (60)
                        ---------------------------------------------------------------------------
         Sub-Total             439         85       473       570      466        295         993
                        ---------------------------------------------------------------------------
Total units outstanding
 at end of period              439         85    10,201     1,999    1,464      1,504       7,064
                        ---------------------------------------------------------------------------

Accumulation Unit Value:
 At beginning of period     $10.00     $10.00    $46.20    $11.32   $13.26     $26.03      $27.19
       At end of period      $6.20      $7.32    $36.69     $9.51   $13.74     $27.28      $29.37
                            Money    High Yield Large-Cap
                            Market      Bond      Value       I       II         III         IV
                        ---------------------------------------------------------------------------
Total units outstanding
 at beginning of period     10,749      1,581     1,840     1,288      599        724         421
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
 premiums                   12,261        188       621       268      126         97          96
 (b) Transfers between
 variable accounts, net     (7,573)       153     2,672        66      (31)        82         154
 (c) Transfers--policy
 charges and deductions       (791)       (88)     (229)      (59)     (33)       (37)        (26)
 (d) Transfers--
 surrenders                   (502)       (59)      (46)      (69)     (13)       (23)        (25)
 (e) Transfers--other         (228)       (14)      (52)      (77)      (3)        (6)        (17)
                        ---------------------------------------------------------------------------
         Sub-Total           3,167        180     2,966       129       46        113         182
                        ---------------------------------------------------------------------------
Total units outstanding
 at end of period           13,916      1,761     4,806     1,417      645        837         603
                        ---------------------------------------------------------------------------

Accumulation Unit Value:
 At beginning of period     $18.84     $26.89    $12.54    $18.44   $21.88     $20.16      $18.58
       At end of period     $19.46     $25.62    $10.94    $14.86   $14.83     $15.97      $14.60


----------------
** Accumulation Unit: unit of measure used to calculate the value of a Policy
   Owner's interest in a Variable Account during the accumulation period.
(1) Operations commenced during 2001 (See Note 1 to Financial Statements).
(2) Inflation Managed was formerly named Government Securities.

                              -------------------

              PACIFIC LIFE INSURANCE COMPANY AND SUBSIDIARIES


         Consolidated Financial Statements as of December 31, 2000


           and December 31, 1999 and for each of the three years


                   in the period ended December 31, 2000

   INDEPENDENT AUDITORS' REPORT
   ----------------------------

   Pacific Life Insurance Company and Subsidiaries:

   We have audited the accompanying consolidated statements of financial condition of Pacific Life Insurance Company and Subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Life Insurance Company and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

   Deloitte & Touche LLP
   Costa Mesa, CA

   February 26, 2001

                Pacific Life Insurance Company and Subsidiaries

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                            December 31,
                                                            2000     1999
----------------------------------------------------------------------------
                                                            (In Millions)
ASSETS
Investments:
  Securities available for sale at estimated fair value:
    Fixed maturity securities                              $15,136  $14,814
    Equity securities                                          179      295
  Trading securities at fair value                              71      100
  Mortgage loans                                             3,026    2,920
  Real estate                                                  243      236
  Policy loans                                               4,680    4,258
  Other investments                                          2,654      883
---------------------------------------------------------------------------
TOTAL INVESTMENTS                                           25,989   23,506
Cash and cash equivalents                                      211      439
Deferred policy acquisition costs                            1,785    1,446
Accrued investment income                                      335      287
Other assets                                                   535      832
Separate account assets                                     25,918   23,613
---------------------------------------------------------------------------
TOTAL ASSETS                                               $54,773  $50,123
===========================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Universal life and investment-type products              $19,410  $19,046
  Future policy benefits                                     4,531    4,386
  Short-term and long-term debt                                359      224
  Other liabilities                                          1,323      939
  Separate account liabilities                              25,918   23,613
---------------------------------------------------------------------------
TOTAL LIABILITIES                                           51,541   48,208
---------------------------------------------------------------------------
Commitments and contingencies
Stockholder's Equity:
  Common stock - $50 par value; 600,000 shares authorized,
   issued and outstanding                                       30       30
  Paid-in capital                                              147      140
  Unearned ESOP shares                                          (6)     (12)
  Retained earnings                                          3,030    2,035
  Accumulated other comprehensive income (loss)                 31     (278)
---------------------------------------------------------------------------
TOTAL STOCKHOLDER'S EQUITY                                   3,232    1,915
---------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                 $54,773  $50,123
===========================================================================

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Years Ended December 31,
                                                       2000     1999     1998
-------------------------------------------------------------------------------
                                                           (In Millions)
REVENUES
Universal life and investment-type product policy
 fees                                                  $  769   $  654   $  525
Insurance premiums                                        552      484      537
Net investment income                                   1,615    1,473    1,414
Net realized investment gains                           1,002      102       40
Commission revenue                                        270      234      220
Other income                                              209      145      112
-------------------------------------------------------------------------------
TOTAL REVENUES                                          4,417    3,092    2,848
-------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Interest credited to universal life and investment-
 type products                                            934      904      881
Policy benefits paid or provided                          879      735      757
Commission expenses                                       576      485      387
Operating expenses                                        575      453      468
-------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             2,964    2,577    2,493
-------------------------------------------------------------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES                1,453      515      355
Provision for income taxes                                458      144      113
-------------------------------------------------------------------------------

NET INCOME                                             $  995   $  371   $  242
===============================================================================

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                Accumulated Other
                                                                           Comprehensive Income (Loss)
                                                                     ---------------------------------------
                                                                      Unrealized                Unrealized
                                                                      Gain/(Loss)    Foreign      Gain on
                                                   Unearned          On Securities  Currency    Interest in
                                    Common Paid-in   ESOP   Retained Available for Translation     PIMCO
                                    Stock  Capital  Shares  Earnings   Sale, Net   Adjustment  Advisors L.P. Total
-------------------------------------------------------------------------------------------------------------------
                                                                     (In Millions)
BALANCES, JANUARY 1, 1998            $30    $120             $1,422      $578          $(3)                  $2,147
Comprehensive income:
  Net income                                                    242                                             242
  Other comprehensive income (loss)                                       (71)           4                      (67)
                                                                                                             ------
Total comprehensive income                                                                                      175
Issuance of partnership units by
 PIMCO Advisors L.P.                           6                                                                  6
-------------------------------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1998           30     126              1,664       507            1                    2,328
Comprehensive loss:
  Net income                                                    371                                             371
  Other comprehensive loss                                               (785)          (1)                    (786)
                                                                                                             ------
Total comprehensive loss                                                                                       (415)
Issuance of partnership units by
 PIMCO Advisors L.P.                          11                                                                 11
Capital contribution                           3                                                                  3
Purchase of ESOP note                                $(13)                                                      (13)
Allocation of unearned ESOP Shares                      1                                                         1
-------------------------------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1999           30     140      (12)    2,035      (278)          -                     1,915
Comprehensive income:
  Net income                                                    995                                             995
  Other comprehensive income (loss)                                       236           (4)         $77         309
                                                                                                             ------
Total comprehensive income                                                                                    1,304
Issuance of partnership units by
 PIMCO Advisors L.P.                           5                                                                  5
Allocation of unearned ESOP Shares             2        6                                                         8
-------------------------------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 2000          $30    $147     $ (6)   $3,030      $(42)         $(4)         $77      $3,232
===================================================================================================================

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Years Ended December 31,
                                                2000        1999      1998
-----------------------------------------------------------------------------
                                                      (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                       $   995   $   371   $   242
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Amortization on fixed maturity securities          (72)      (78)      (39)
  Depreciation and other amortization                 36        21        26
  Earnings of equity method investees                (23)      (93)      (99)
  Deferred income taxes                              424        (8)      (21)
  Net realized investment gains                   (1,002)     (102)      (40)
  Net change in deferred policy acquisition
   costs                                            (339)     (545)     (172)
  Interest credited to universal life and
   investment-type products                          934       904       881
  Change in trading securities                        29        (3)      (14)
  Change in accrued investment income                (48)      (28)        3
  Change in future policy benefits                   145        58       (10)
  Change in other assets and liabilities              86       206       102
-----------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES          1,165       703       859
-----------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
  Purchases                                       (2,903)   (4,173)   (4,331)
  Sales                                            1,595     2,334     2,209
  Maturities and repayments                        1,601     1,400     2,222
Repayments of mortgage loans                         700       681       335
Proceeds from sales of mortgage loans and real
 estate                                                1        24        43
Purchases of mortgage loans and real estate         (806)     (886)   (1,246)
Distributions from partnerships                       62       138       120
Change in policy loans                              (422)     (255)     (130)
Cash received from acquisition of insurance
 block of business                                             165
Other investing activity, net                       (720)      255      (466)
-----------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES               (892)     (317)   (1,244)
-----------------------------------------------------------------------------

(Continued)

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
(Continued)                                     2000      1999      1998
--------------------------------------------------------------------------
                                                    (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits                                    $  4,090  $  4,453  $  4,007
  Withdrawals                                   (4,734)   (4,322)   (3,771)
Net change in short-term and long-term debt        135      (220)      192
Purchase of ESOP note                                        (13)
Allocation of unearned ESOP shares                   8         1
--------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                       (501)     (101)      428
--------------------------------------------------------------------------

Net change in cash and cash equivalents           (228)      285        43
Cash and cash equivalents, beginning of year       439       154       111
--------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR        $    211  $    439  $    154
==========================================================================

SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING ACTIVITIES

In connection with the acquisition of an annuity block of business in 1999, as discussed in Note 4, the following assets and liabilities were assumed:

     Fixed maturity securities                          $  1,593
     Cash and cash equivalents                               165
     Other assets                                            100
                                                        --------
        Total assets assumed                            $  1,858
                                                        ========

     Annuity reserves                                   $  1,847
     Other liabilities                                        11
                                                        --------
        Total liabilities assumed                       $  1,858
                                                        ========

==========================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income taxes paid                             $     74  $     83  $    128
Interest paid                                 $     28  $     23  $     24
==========================================================================

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION AND DESCRIPTION OF BUSINESS

   Pacific Life Insurance Company (Pacific Life) was established in 1868 and is organized under the laws of the State of California as a stock life insurance company. Pacific Life is an indirect subsidiary of Pacific Mutual Holding Company (PMHC), a mutual holding company, and a wholly owned subsidiary of Pacific LifeCorp, an intermediate stock holding company. PMHC and Pacific LifeCorp were organized pursuant to consent received from the Insurance Department of the State of California and the implementation of a plan of conversion to form a mutual holding company structure in 1997 (the Conversion).

   Pacific Life and its subsidiaries and affiliates have primary business operations which consist of life insurance, annuities, pension and institutional products, group employee benefits, broker-dealer operations, and investment management and advisory services. Pacific Life's primary business operations provide a broad range of life insurance, asset accumulation and investment products for individuals and businesses and offer a range of investment products to institutions and pension plans.

   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements of Pacific Life Insurance Company and Subsidiaries (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of Pacific Life and its majority owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated. Pacific Life prepares its regulatory financial statements based on accounting practices prescribed or permitted by the Insurance Department of the State of California. These consolidated financial statements differ from those filed with regulatory authorities (Note 2).

   NEW ACCOUNTING PRONOUNCEMENTS

   On January 1, 2000, the Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 98-7, Deposit Accounting:
   Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk. SOP 98-7 provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. Adoption of this SOP did not have a material impact on the Company's consolidated financial statements.

   In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125. SFAS No. 140 revises the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. It is effective for transfers of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is effective for recognition and reclassification of collateral for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Implementation of SFAS No. 140 is not expected to have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2001, the Company will adopt the requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133, and supplemented by implementation guidance issued by the FASB's Derivatives Implementation Group. SFAS No. 133 requires, among other things, that all derivatives be recognized as either assets or liabilities and measured at estimated fair value. The corresponding derivative gains and losses should be reported based upon the hedge

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   relationship, if such a relationship exists. Changes in the estimated fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported in income. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk, the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate. Implementation of SFAS No. 133, as amended, is not expected to have a material impact on the Company's consolidated financial statements. However, the FASB's Derivative Implementation Group continues to deliberate on multiple issues, the resolution of which could have a significant impact on the Company's expectations.

   INVESTMENTS

   Available for sale fixed maturity securities and equity securities are reported at estimated fair value, with unrealized gains and losses, net of deferred income taxes and adjustments related to deferred policy acquisition costs, recorded as a component of other comprehensive income
   (loss). The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. Trading securities are reported at fair value with unrealized gains and losses included in net realized investment gains.

   For mortgage-backed securities included in fixed maturity securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

   Realized gains and losses on investment transactions are determined on a specific identification basis and are included in net realized investment gains.

   Derivative financial instruments are carried at estimated fair value. Unrealized gains and losses of derivatives used to hedge securities classified as available for sale are recorded as a component of other comprehensive income (loss), similar to the accounting of the underlying hedged assets. Realized gains and losses on derivatives used for hedging are deferred and amortized over the average life of the related hedged assets or liabilities. Unrealized gains and losses of other derivatives are included in net realized investment gains.

   Mortgage loans, net of valuation allowances, and policy loans are stated at unpaid principal balances.

   Real estate is carried at depreciated cost, net of writedowns, or, for real estate acquired in satisfaction of debt, estimated fair value less estimated selling costs at the date of acquisition, if lower than the related unpaid balance.

   Partnership and joint venture interests in which the Company does not have a controlling interest or a majority ownership are generally recorded using the equity method of accounting and are included in other investments.

   Investments in Low Income Housing Tax Credits (LIHTC) are included in other investments. These investments are recorded under either the effective interest method or the equity method. For investments in LIHTC recorded under the effective interest method, the amortization of the original investment and the tax credits are recorded in the provision for income taxes. For investments in LIHTC recorded under the equity method, the amortization of the initial investment is included in net investment income and the related tax credits are recorded in the provision for income taxes. The amortization recorded in net investment income was $33 million, $22 million and $11 million for the years ended December 31, 2000, 1999 and 1998, respectively.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   The Company, through its wholly owned subsidiary Pacific Asset Management LLC and subsidiaries (PAM), had an approximate 33% beneficial ownership interest in PIMCO Advisors L.P. (PIMCO Advisors) as of December 31, 1999 and May 4, 2000, through the direct and indirect ownership of PIMCO Advisors' Class A limited partnership units (Class A units). This interest was accounted for using the equity method through May 4, 2000.

   On May 5, 2000, a transaction was closed whereby Allianz of America, Inc. (Allianz), a subsidiary of Allianz AG, acquired substantially all interests in PIMCO Advisors other than those beneficially owned by PAM. PAM exchanged its Class A units for a new security, PIMCO Advisors Class E limited partnership units (Class E units). This exchange resulted in a realized, pretax nonmonetary exchange gain of $1,082 million, based on the fair value of the Class A units exchanged, or $38.75 per unit, the per unit value that Allianz paid to acquire its interest in PIMCO Advisors. This gain is included in net realized investment gains for the year ended December 31, 2000. A net deferred tax liability in the amount of $365 million was also established.

   As a result of this transaction, the Company has virtually no influence over PIMCO Advisors' operating and financial policies. Effective May 5, 2000, the interest in PIMCO Advisors is being accounted for using the cost method. The interest in PIMCO Advisors, which is included in other investments, is being reported at estimated fair value, as determined by the put and call option price described below. An unrealized gain of $124 million, net of deferred income taxes of $47 million, is reported as a component of other comprehensive income (loss).

   In connection with this transaction, PAM entered into a Continuing Investment Agreement with Allianz with respect to its interest in PIMCO Advisors. The interest in PIMCO Advisors held by PAM is subject to put and call options held by PAM and Allianz, respectively. The put option gives PAM the right to require Allianz, on the last business day of each calendar quarter, to purchase all of the interest in PIMCO Advisors held by PAM. The put option price is based on the per unit amount, as defined in the Continuing Investment Agreement, for the most recently completed four calendar quarters multiplied by a factor of 14. The call option gives Allianz the right to require PAM, on any January 31, April 30, July 31, or October 31, beginning on January 31, 2003, to sell its interest in PIMCO Advisors to Allianz. The call option price is based on the per unit amount, as defined in the Continuing Investment Agreement, for the most recently completed four calendar quarters multiplied by a factor of 14 and can be exercised only if the call per unit value reaches a minimum value.

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include all liquid debt instruments with an original maturity of three months or less.

   DEFERRED POLICY ACQUISITION COSTS

   The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily related to the production of new business, have been deferred. For universal life and investment-type products, such costs are generally amortized over the expected life of the contract in proportion to the present value of expected gross profits using the assumed crediting rate. Adjustments are reflected in income or equity in the period the Company experiences deviations in gross profit assumptions. Adjustments directly affecting equity result from experience deviations due to changes in unrealized gains and losses in investments classified as available for sale. For traditional life insurance products, such costs are being amortized over the premium-paying period of the related policies in proportion to premium revenues recognized, using assumptions consistent with those used in computing policy reserves.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Components of deferred policy acquisition costs are as follows:

                                                  Years Ended December 31,
                                                    2000      1999     1998
                                                  ---------------------------
                                                       (In Millions)
        Balance, January 1                          $1,446    $  901    $717
        Additions:
          Capitalized during the year                  621       538     275
          Acquisition of insurance block of
           business                                               75
                                                  --------------------------
        Total additions                                621       613     275
                                                  --------------------------
        Amortization:
          Allocated to commission expenses            (174)     (112)    (68)
          Allocated to operating expenses              (54)      (49)    (29)
          Allocated to unrealized gains (losses)       (54)       93       6
                                                  --------------------------
        Total amortization                            (282)      (68)    (91)
                                                  --------------------------
        Balance, December 31                        $1,785  $  1,446    $901
                                                  ==========================

   UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCTS

   Universal life and investment-type products, including guaranteed interest contracts and funding agreements, are valued using the retrospective deposit method and consist principally of deposits received plus interest credited less accumulated assessments. Interest credited to these policies primarily ranged from 4.0% to 8.4% during 2000, 1999 and 1998.

   FUTURE POLICY BENEFITS

   Life insurance reserves are valued using the net level premium method. Interest rate assumptions ranged from 4.5% to 9.3% for 2000, 1999 and 1998. Mortality, morbidity and withdrawal assumptions are generally based on the Company's experience, modified to provide for possible unfavorable deviations. Future dividends for participating business are provided for in the liability for future policy benefits. Dividends to policyholders are included in policy benefits paid or provided.

   Dividends are accrued based on dividend formulas approved by the Board of Directors and reviewed for reasonableness and equitable treatment of policyholders by an independent consulting actuary. As of December 31, 2000 and 1999, participating experience rated policies paying dividends represent less than 1% of direct written life insurance in force.

   REVENUES, BENEFITS AND EXPENSES

   Insurance premiums are recognized as revenue when due. Benefits and expenses, other than deferred policy acquisition costs, are recognized when incurred.

   Generally, receipts for universal life and investment-type products are classified as deposits. Policy fees from these contracts include mortality charges, surrender charges and earned policy service fees. Expenses related to these products include interest credited to account balances and benefit amounts in excess of account balances.

   Commission revenue from Pacific Life's broker-dealer subsidiaries is recorded on the trade date.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   DEPRECIATION AND AMORTIZATION

   Depreciation of investment real estate is computed on the straight-line method over the estimated useful lives, which range from 5 to 30 years. Certain other assets are depreciated or amortized on the straight-line method over periods ranging from 3 to 40 years. Depreciation of investment real estate is included in net investment income. Depreciation and amortization of certain other assets is included in operating expenses.

   INCOME TAXES

   Pacific Life is taxed as a life insurance company for income tax purposes. Pacific Life and its includable subsidiaries are included in the consolidated income tax returns of PMHC and are allocated an expense or benefit based principally on the effect of including their operations in the consolidated provisions. Deferred income taxes are provided for timing differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

   SEPARATE ACCOUNTS

   Separate account assets are recorded at estimated fair value and the related liabilities represent segregated contract owner funds maintained in accounts with individual investment objectives. The investment results of separate account assets generally pass through to separate account contract owners.

   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair value of financial instruments, disclosed in Notes 5, 6 and 7, has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

   RISKS AND UNCERTAINTIES

   The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, investment market risk, credit risk and legal and regulatory changes.

   Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize losses. The Company controls its exposure to this risk by, among other things, asset/liability matching techniques that attempt to match the duration of assets and liabilities and utilization of derivative instruments. Additionally, the Company includes contractual provisions limiting withdrawal rights for certain of its products. A substantial portion of the Company's liabilities are not subject to surrender or can be surrendered only after deduction of a surrender charge or a market value adjustment.

   Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approval procedures, limits and ongoing monitoring. Real estate and mortgage loan investment risks are limited by diversification of geographic location and property type. Management does not believe that significant concentrations of credit risk exist.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   The Company is also exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap contracts and other derivative securities. The Company manages this risk through credit approvals and limits on exposure to any specific counterparty. However, the Company does not anticipate nonperformance by the counterparties.

   The Company is subject to various state and Federal regulatory authorities. The potential exists for changes in regulatory initiatives which can result in additional, unanticipated expense to the Company. Existing Federal laws and regulations affect the taxation of life insurance or annuity products and insurance companies. There can be no assurance as to what, if any, cases might be decided or future legislation might be enacted, or if decided or enacted, whether such cases or legislation would contain provisions with possible negative effects on the Company's life insurance or annuity products.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RECLASSIFICATIONS

   Certain prior year amounts have been reclassified to conform to the 2000 financial statement presentation.

2.  STATUTORY RESULTS

   The following are reconciliations of statutory capital and surplus, and statutory net income for Pacific Life, as calculated in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, to the amounts reported as stockholder's equity and net income included on the accompanying consolidated financial statements:

                                                          December 31,
                                                           2000    1999
                                                          --------------
                                                          (In Millions)
         Statutory capital and surplus                    $1,678  $1,219
           Deferred policy acquisition costs               1,764   1,399
           Asset valuation reserve                           524     232
           Deferred income taxes                             181     305
           Non admitted assets                               115      83
           Subsidiary equity                                  50      25
           Accumulated other comprehensive income (loss)      31    (278)
           Surplus notes                                    (150)   (150)
           Insurance and annuity reserves                   (767)   (845)
           Other                                            (194)    (75)
                                                          --------------
         Stockholder's equity as reported herein          $3,232  $1,915
                                                          ==============

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. STATUTORY RESULTS (Continued)


                                               Years Ended December 31,
                                                2000      1999      1998
                                              ----------------------------
                                                    (In Millions)
         Statutory net income                 $    141  $    168  $    188
           Earnings of subsidiaries                674       (27)      (33)
           Deferred policy acquisition costs       393       379       177
           Deferred income taxes                   (87)       (3)       18
           Insurance and annuity reserves         (106)     (184)     (145)
           Other                                   (20)       38        37
                                              ----------------------------
         Net income as reported herein        $    995  $    371  $    242
                                              ============================

   RISK-BASED CAPITAL

   Risk-based capital is a method developed by the National Association of Insurance Commissioners (NAIC) to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company's actual capital is measured by the risk-based capital results, as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 2000 and 1999, Pacific Life and Pacific Life & Annuity Company (PL&A), a wholly owned Arizona domiciled life insurance subsidiary of Pacific Life, exceeded the minimum risk-based capital requirements.

   CODIFICATION

   In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification). Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Insurance Departments of the States of Arizona and California will require adoption of Codification for the preparation of statutory financial statements effective January 1, 2001. The impact of adopting Codification will be reported as an adjustment to statutory surplus on the effective date. The Company has not yet finalized the effects of adopting Codification, but anticipates that there will not be any adverse effect on the statutory surplus of Pacific Life or PL&A.

   PERMITTED PRACTICE

   Effective May 5, 2000, the Insurance Department of the State of California approved a permitted practice allowing Pacific Life to apply the accounting guidance promulgated for limited liability companies in Statement of Statutory Accounting Principle (SSAP) No. 48, Joint Ventures, Partnerships and Limited Liability Companies, and SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, prior to the effective date of Codification, for its investment in PAM. Under this permitted practice, PAM is accounted for using the equity method of accounting. The permitted practice also required that the equity of PAM be adjusted for any tax effects not recorded at PAM due to its limited liability company structure.

   Prior to May 5, 2000, net cash distributions received on PAM's interest in PIMCO Advisors were recorded as income, as permitted by the Insurance Department of the State of California.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. STATUTORY RESULTS (Continued)

   DIVIDEND RESTRICTIONS

   Dividend payments by Pacific Life to Pacific LifeCorp in any 12-month period cannot exceed the greater of 10% of statutory capital and surplus as of the preceding year-end or the statutory net gain from operations for the previous calendar year, without prior approval from the Insurance Department of the State of California. Based on this limitation and 2000 statutory results, Pacific Life could pay $161 million in dividends in 2001 without prior approval. No dividends were paid during 2000, 1999 and 1998.

   The maximum amount of ordinary dividends that can be paid by PL&A without restriction cannot exceed the lesser of 10% of statutory surplus as regards to policyholders, or the statutory net gain from operations. No dividends were paid during 2000, 1999 and 1998. Based on this limitation and 2000 statutory results, PL&A could pay $22 million in dividends in 2001 without prior approval.

3. CLOSED BLOCK

   In connection with the Conversion, an arrangement known as a closed block (the Closed Block) was established, for dividend purposes only, for the exclusive benefit of certain individual life insurance policies that had an experience based dividend scale for 1997. The Closed Block was designed to give reasonable assurance to holders of Closed Block policies that policy dividends will not change solely as a result of the Conversion.

   Assets that support the Closed Block, which are primarily included in fixed maturity securities, policy loans and accrued investment income, amounted to $290 million and $294 million as of December 31, 2000 and 1999, respectively. Liabilities allocated to the Closed Block, which are primarily included in future policy benefits, amounted to $330 million and $342 million as of December 31, 2000 and 1999, respectively. The contribution to income from the Closed Block amounted to $6 million, $4 million and $5 million and is primarily included in insurance premiums, net investment income and policy benefits paid or provided for the years ended December 31, 2000, 1999 and 1998, respectively.

4. ACQUISITIONS

   In 1999, Pacific Life acquired a payout annuity block of business from Confederation Life Insurance Company (U.S.) in Rehabilitation, which is currently under rehabilitation (Confederation Life). On the effective date, this block of business consisted of approximately 16,000 annuitants having reserves of $1.8 billion. The assets received as part of this acquisition amounted to $1.6 billion in fixed maturity securities and $0.2 billion in cash. The cost of acquiring this annuity business, representing the amount equal to the excess of the estimated fair value of the reserves assumed over the estimated fair value of the assets acquired, is included in deferred policy acquisition costs.

   During 1999, Pacific Life acquired a 95% interest in Grayhawk Golf Holdings, LLC, which owns 100% of a real estate investment property in Arizona.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INVESTMENTS

   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities available for sale are shown below. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, estimated fair values were provided by independent pricing services specializing in matrix pricing and modeling techniques. The Company also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                Gross Unrealized
                                      Amortized -----------------  Estimated
                                        Cost     Gains    Losses   Fair Value
                                      ---------------------------------------
                                                  (In Millions)
    As of December 31, 2000:
    ------------------------
    U.S. Treasury securities and
     obligations of
     U.S. government authorities and
     agencies                          $    32      $  2             $    34
    Obligations of states and
     political subdivisions                641        55     $  1        695
    Foreign governments                    302        20        5        317
    Corporate securities                 8,780       258      232      8,806
    Mortgage-backed and asset-backed
     securities                          5,230       101      100      5,231
    Redeemable preferred stock              52         9        8         53
                                      --------------------------------------
    Total fixed maturity securities    $15,037      $445     $346    $15,136
                                      ======================================
    Total equity securities            $   173      $ 18     $ 12    $   179
                                      ======================================
    As of December 31, 1999:
    ------------------------
    U.S. Treasury securities and
     obligations of
     U.S. government authorities and
     agencies                          $    93      $  9     $  1    $   101
    Obligations of states and
     political subdivisions                642        13       28        627
    Foreign governments                    285        11        7        289
    Corporate securities                 8,740       220      387      8,573
    Mortgage-backed and asset-backed
     securities                          5,324        34      251      5,107
    Redeemable preferred stock             108        14        5        117
                                      --------------------------------------
    Total fixed maturity securities    $15,192      $301     $679    $14,814
                                      ======================================
    Total equity securities            $   269      $ 57     $ 31    $   295
                                      ======================================


                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INVESTMENTS (Continued)

   The amortized cost and estimated fair value of fixed maturity securities available for sale as of December 31, 2000, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Amortized Estimated
                                                     Cost    Fair Value
                                                   --------------------
                                                      (In Millions)
        Due in one year or less                     $   538    $   545
        Due after one year through five years         3,669      3,749
        Due after five years through ten years        2,833      2,835
        Due after ten years                           2,767      2,776
                                                   -------------------
                                                      9,807      9,905
        Mortgage-backed and asset-backed
         securities                                   5,230      5,231
                                                   -------------------
        Total                                       $15,037    $15,136
                                                   ===================

   Major categories of investment income are summarized as follows:

                                               Years Ended December 31,
                                                 2000    1999    1998
                                               ------------------------
                                                    (In Millions)
        Fixed maturity securities                $1,109  $1,030  $  930
        Equity securities                            13      15      14
        Mortgage loans                              225     205     175
        Real estate                                  61      46      38
        Policy loans                                182     159     161
        Other                                       155     132     203
                                               ------------------------
          Gross investment income                 1,745   1,587   1,521
        Investment expense                          130     114     107
                                               ------------------------
          Net investment income                  $1,615  $1,473  $1,414
                                               ========================


                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INVESTMENTS (Continued)

   Net realized investment gain, including changes in valuation allowances, are as follows:

                                                     Years Ended
                                                     December 31,
                                                    2000   1999 1998
                                                   -----------------
                                                    (In Millions)
        Fixed maturity securities                  $    2  $ 16 $  8
        Equity securites                              (13)   58   35
        Mortgage loans                                 11    10  (11)
        Real estate                                    (3)   18    1
        Interest in PIMCO Advisors (Note 1)         1,082
        Other investments                             (77)         7
                                                   -----------------
        Total                                      $1,002  $102 $ 40
                                                   =================

   The change in gross unrealized gain on investments in available for sale and trading securities is as follows:

                                                     December 31,
                                                  2000   1999    1998
                                                  --------------------
                                                    (In Millions)
        Available for sale securities:
          Fixed maturity                          $477  $ ( 925) $(229)
          Equity                                   (20)    (157)    63
                                                  --------------------
        Total                                     $457  $(1,082) $(166)
                                                  --------------------
        Trading securities                        $  6  $     0  $   3
                                                  ====================

   Gross gains of $125 million, $188 million and $113 million and gross losses of $44 million, $62 million and $39 million on sales of available for sale securities were realized for the years ended December 31, 2000, 1999 and 1998, respectively.

   As of December 31, 2000 and 1999, investments in fixed maturity securities with a carrying value of $13 million were on deposit with state insurance departments to satisfy regulatory requirements. The Company's interest in PIMCO Advisors (Note 1) exceeds 10% of total stockholder's equity as of December 31, 2000.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FINANCIAL INSTRUMENTS

   The estimated fair values of the Company's financial instruments are as follows:

                                         December 31, 2000   December 31, 1999
                                        ------------------- -------------------
                                        Carrying  Estimated Carrying  Estimated
                                        Amount   Fair Value   Amount Fair Value
                                        ---------------------------------------
                                                     (In Millions)
    Assets:
      Fixed maturity and equity
       securities (Note 5)              $15,315   $15,315   $15,109   $15,109
      Trading securities                     71        71       100       100
      Mortgage loans                      3,026     3,246     2,920     2,984
      Policy loans                        4,680     4,680     4,258     4,258
      Cash and cash equivalents             211       211       439       439
      Interest in PIMCO Advisors (Note
       1)                                 1,548     1,548
      Derivative instruments (Note 7)        15        15        44        44
    Liabilities:
      Guaranteed interest contracts       6,676     6,803     6,365     6,296
      Deposit liabilities                   470       483       545       534
      Annuity liabilities                 1,114     1,114     1,305     1,305
      Short-term debt                       195       195        60        60
      Long-term debt                        164       166       164       164
      Derivative instruments (Note 7)       445       445       230       230

   The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 2000 and 1999:

   TRADING SECURITIES

   The fair value of trading securities is based on quoted market prices.

   MORTGAGE LOANS

   The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

   POLICY LOANS

   The carrying amounts of policy loans are a reasonable estimate of their fair values because interest rates are generally variable and based on current market rates.

   CASH AND CASH EQUIVALENTS

   The carrying values approximate fair values due to the short-term maturities of these instruments.

   GUARANTEED INTEREST CONTRACTS AND DEPOSIT LIABILITIES

   The estimated fair value of fixed maturity guaranteed interest contracts is estimated using the rates currently offered for deposits of similar remaining maturities. The estimated fair value of deposit liabilities with no defined maturities is the amount payable on demand.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FINANCIAL INSTRUMENTS (Continued)

   ANNUITY LIABILITIES

   The estimated fair value of annuity liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest.

   SHORT-TERM DEBT

   The carrying amount of short-term debt is a reasonable estimate of its fair value because the interest rates are variable and based on current market rates.

   LONG-TERM DEBT

   The estimated fair value of surplus notes (Note 10) is based on market quotes. The carrying amount of other long-term debt is a reasonable estimate of its fair value because the interest on the debt is approximately the same as current market rates.

   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

   Pacific Life has issued certain contracts to 401(k) plans totaling $1.7 billion as of December 31, 2000, pursuant to the terms of which the 401(k) plan retains direct ownership and control of the assets related to these contracts. Pacific Life agrees to provide benefit responsiveness in the event that plan benefit requests exceed plan cash flows. In return for this guarantee, Pacific Life receives a fee which varies by contract. Pacific Life sets the investment guidelines to provide for appropriate credit quality and cash flow matching.

7. DERIVATIVE INSTRUMENTS

   Derivatives are financial instruments whose value or cash flows are derived from another source, such as an underlying security. They can facilitate total return and, when used for hedging, they achieve the lowest cost and most efficient execution of positions. Derivatives can also be used as leverage by using very large notional amounts or by creating formulas that multiply changes in the underlying security. The Company's approach is to avoid highly leveraged or overly complex investments. The Company utilizes certain derivative financial instruments to diversify its business risk and to minimize its exposure to fluctuations in market prices, interest rates or basis risk, as well as for facilitating total return. Risk is limited through modeling derivative performance in product portfolios for hedging and setting loss limits in total return portfolios.

   Derivatives used by the Company involve elements of credit risk and market risk in excess of amounts recognized on the accompanying consolidated financial statements. The notional amounts of these instruments reflect the extent of involvement in the various types of financial instruments. The estimated fair values of these instruments are based on dealer quotations or internal price estimates believed to be comparable to dealer quotations. These amounts estimate what the Company would have to pay or receive if the contracts were terminated at that time. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with off-balance sheet counterparty risk.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. DERIVATIVE INSTRUMENTS (Continued)

   Outstanding derivatives with off-balance sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values as of December 31, 2000 and 1999 are as follows:

                                                          Assets (Liabilities)
                                                -----------------------------------------
                                 Notional or    Carrying  Estimated  Carrying  Estimated
                              Contract Amounts   Value    Fair Value  Value    Fair Value
                              ----------------- --------  ---------- --------  ----------
                                2000     1999     2000       2000      1999       1999
                              -----------------------------------------------------------
                                                    (In Millions)
    Interest rate floors,
     caps, options
     and swaptions              $  715   $1,003   $  15      $  15     $   5       $   5
    Interest rate swap
     contracts                   2,649    2,867     (89)       (89)       39          39
    Asset swap contracts            87       58      (3)        (3)       (4)         (4)
    Credit default and total
     return swaps                3,809    2,062    (129)      (129)      (43)        (43)
    Financial futures
     contracts                      26      677
    Foreign currency
     derivatives                 2,488    1,685    (224)      (224)     (183)       (183)
                              ----------------------------------------------------------
     Total derivatives          $9,774   $8,352   $(430)     $(430)    $(186)      $(186)
                              ==========================================================

   A reconciliation of the notional or contract amounts and discussion of the various derivative instruments are as follows:

                                   Balance               Terminations Balance
                                  Beginning                  and      End of
                                   of Year  Acquisitions  Maturities   Year
                                  -------------------------------------------
                                                 (In Millions)
    December 31, 2000:
    ------------------
    Interest rate floors, caps,
     options and swaptions         $1,003      $  160       $  448    $  715
    Interest rate swap contracts    2,867       2,420        2,638     2,649
    Asset swap contracts               58          45           16        87
    Credit default and total
     return swaps                   2,062       2,853        1,106     3,809
    Financial futures contracts       677       2,731        3,382        26
    Foreign currency derivatives    1,685       1,079          276     2,488
                                  ------------------------------------------
     Total                         $8,352      $9,288       $7,866    $9,774
                                  ==========================================
    December 31, 1999:
    ------------------
    Interest rate floors, caps,
     options and swaptions         $2,653      $  671       $2,321    $1,003
    Interest rate swap contracts    2,608       1,226          967     2,867
    Asset swap contracts               63           8           13        58
    Credit default and total
     return swaps                     650       1,617          205     2,062
    Financial futures contracts       609       5,587        5,519       677
    Foreign currency derivatives    1,131         874          320     1,685
                                  ------------------------------------------
     Total                         $7,714      $9,983       $9,345    $8,352
                                  ==========================================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. DERIVATIVE INSTRUMENTS (Continued)

   The following table presents the notional amounts of derivative financial instruments by maturity as of December 31, 2000:

                                          Remaining Life
                           ---------------------------------------------
                                     After One    After Five
                           One Year Year Through Years Through After Ten
                           or Less   Five Years    Ten Years     Years   Total
                           ----------------------------------------------------
                                              (In Millions)
    Interest rate floors,
     caps, options and
     swaptions              $   15     $  450       $  250               $  715
    Interest rate swap
     contracts                  43      1,204        1,109      $  293    2,649
    Asset swap contracts         4         83                                87
    Credit default and
     total return swaps        962      2,265          240         342    3,809
    Financial futures
     contracts                  26                                           26
    Foreign currency
     derivatives                44        813        1,205         426    2,488
                           ----------------------------------------------------
    Total                   $1,094     $4,815       $2,804      $1,061   $9,774
                           ====================================================

   Interest Rate Floors, Caps, Options and Swaptions
   -------------------------------------------------

   The Company uses interest rate floors, caps, options and swaptions to hedge against fluctuations in interest rates and to take positions in its total return portfolios. Interest rate floor agreements entitle the Company to receive the difference when the current rate of the underlying index is below the strike rate. Interest rate cap agreements entitle the Company to receive the difference when the current rate of the underlying index is above the strike rate. Options purchased involve the right, but not the obligation, to purchase the underlying securities at a specified price during a given time period. Swaptions are options to enter into a swap transaction at a specified price. The Company uses written covered call options on a limited basis. Gains and losses on covered calls are offset by gains and losses on the underlying position. Floors, caps and options are reported as assets and options written are reported as liabilities. Cash requirements for these instruments are generally limited to the premium paid by the Company at acquisition. The purchase premium of these instruments is amortized on a constant effective yield basis and included as a component of net investment income over the term of the agreement.

   Interest Rate Swap Contracts
   ----------------------------

   The Company uses interest rate swaps to manage interest rate risk and to take positions in its total return portfolios. The interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments or the exchange of floating to floating interest payments tied to different indexes. Generally, no premium is paid to enter into the contract and no principal payments are made by either party. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to net investment income over the life of the agreements.

   Asset Swap Contracts
   --------------------

   The Company uses asset swap contracts to manage interest rate and equity risk to better match portfolio duration to liabilities. Asset swap contracts involve the exchange of upside equity potential for fixed income streams. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to net investment income over the life of the agreements.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. DERIVATIVE INSTRUMENTS (Continued)

   Credit Default and Total Return Swaps
   -------------------------------------

   The Company uses credit default and total return swaps to take advantage of market opportunities. Credit default swaps involve the receipt of fixed rate payments in exchange for assuming potential credit exposure of an underlying security. Total return swaps involve the exchange of floating rate payments for the total return performance of a specified index or market. Fee amounts received or paid pursuant to these agreements are recognized in net investment income over the life of the agreements.

   Financial Futures Contracts
   ---------------------------

   The Company uses exchange-traded financial futures contracts to hedge cash flow timing differences between assets and liabilities and overall portfolio duration. Assets and liabilities are rarely acquired or sold at the same time, which creates a need to hedge their change in value during the unmatched period. In addition, foreign currency futures may be used to hedge foreign currency risk on non-U.S. dollar denominated securities. Financial futures contracts obligate the holder to buy or sell the underlying financial instrument at a specified future date for a set price and may be settled in cash or by delivery of the financial instrument. Price changes on futures are settled daily through the required margin cash flows. The notional amounts of the contracts do not represent future cash requirements, as the Company intends to close out open positions prior to expiration.

   Foreign Currency Derivatives
   ----------------------------

   The Company enters into foreign exchange forward contracts and swaps to hedge against fluctuations in foreign currency exposure. Foreign currency derivatives involve the exchange of foreign currency denominated payments for U.S. dollar denominated payments. Gains and losses on foreign exchange forward contracts offset losses and gains, respectively, on the related foreign currency denominated assets. The amounts to be received or paid under the foreign currency swaps are accrued and recognized through an adjustment to net investment income over the life of the agreements.

8. UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCTS

   The detail of universal life and investment-type product liabilities is as follows:

                                                           December 31,
                                                           2000    1999
                                                          ---------------
                                                           (In Millions)
           Universal life                                 $11,405 $10,808
           Investment-type products                         8,005   8,238
                                                          ---------------
                                                          $19,410 $19,046
                                                          ===============

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCTS (Continued)

   The detail of universal life and investment-type products policy fees and interest credited, net of reinsurance ceded, is as follows:

                                       Years Ended December 31,
                                        2000     1999     1998
                                      --------------------------
                                            (In Millions)
          Policy fees:
            Universal life              $541     $509     $440
            Investment-type products     228      145       85
                                      --------------------------
          Total policy fees             $769     $654     $525
                                      ==========================
          Interest credited:
            Universal life              $467     $444     $441
            Investment-type products     467      460      440
                                      --------------------------
          Total interest credited       $934     $904     $881
                                      ==========================

9. LIABILITY FOR GROUP HEALTH UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

   Activity in the liability for group health unpaid claims and claim adjustment expenses, which is included in future policy benefits, is summarized as follows:

                                         Years Ended December 31,
                                              2000      1999
                                        --------------------------
                                              (In Millions)
          Balance at January 1                $116      $137
            Less reinsurance
             recoverables
                                        --------------------------
          Net balance at January 1             116       137
                                        --------------------------
          Incurred related to:
            Current year                       412       377
            Prior years                        (33)      (34)
                                        --------------------------
          Total incurred                       379       343
                                        --------------------------
          Paid related to:
            Current year                       300       287
            Prior years                         65        77
                                        --------------------------
          Total paid                           365       364
                                        --------------------------
          Net balance at December 31           130       116
            Plus reinsurance
             recoverables
                                        --------------------------
          Balance at December 31              $130      $116
                                        ==========================

   As a result of favorable settlement of prior years' estimated claims, the provision for claims and claim adjustment expenses decreased by $33 million and $34 million for the years ended December 31, 2000 and 1999, respectively.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. SHORT-TERM AND LONG-TERM DEBT

   Pacific Life borrows for short-term needs by issuing commercial paper. There was no commercial paper debt outstanding as of December 31, 2000 and 1999. As of December 31, 2000 and 1999, Pacific Life had a revolving credit facility of $350 million. There was no debt outstanding under the revolving credit facility as of December 31, 2000 and 1999.

   PAM had bank borrowings outstanding of $195 million and $60 million as of December 31, 2000 and 1999, respectively. The interest rate was 6.9% and 6.0% as of December 31, 2000 and 1999, respectively. The amount of the borrowings and the interest rates are reset monthly. The borrowing limit for PAM as of December 31, 2000 and 1999 was $215 million and $100 million, respectively.

   In connection with Pacific Life's acquisition of Grayhawk Golf Holdings, LLC in 1999, the Company assumed a note payable with a maturity date of May 22, 2008. The note bears a fixed rate of interest of 7.6%. The outstanding balance as of December 31, 2000 and 1999 was $15 million.

   Pacific Life has $150 million of long-term debt, which consists of surplus notes outstanding at an interest rate of 7.9% maturing on December 30, 2023. Interest is payable semiannually on June 30 and December 30. The surplus notes may not be redeemed at the option of Pacific Life or any holder of the surplus notes. The surplus notes are unsecured and subordinated to all present and future senior indebtedness and policy claims of Pacific Life. Each payment of interest on and the payment of principal of the surplus notes may be made only with the prior approval of the Insurance Commissioner of the State of California. Interest expense amounted to $12 million for each of the years ended December 31, 2000, 1999 and 1998 and is included in net investment income.

11. INCOME TAXES

   The provision for income taxes is as follows:

                                              Years Ended December 31,
                                               2000     1999      1998
                                             ---------------------------
                                                   (In Millions)
           Current                             $ 34     $152      $134
           Deferred                             424       (8)      (21)
                                             ---------------------------
                                               $458     $144      $113
                                             ===========================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (Continued)

   The sources of the Company's provision for deferred taxes are as follows:

                                                   Years Ended December 31,
                                                    2000      1999      1998
                                                  ----------------------------
                                                        (In Millions)
    Nonmonetary exchange of PIMCO Advisors
     units (Note 1)                                 $447
    Deferred policy acquisition costs                 57      $ 20      $(13)
    Policyholder reserves                             19        51       (30)
    Partnership income                                 3       (25)       21
    Duration hedging                                   3       (30)       21
    Nondeductible reserves                             1         4        28
    Investment valuation                             (19)      (28)      (24)
    Other                                             (5)                 (3)
                                                  ----------------------------
    Deferred taxes from operations                   506        (8)       -
    Release of deferred taxes in connection with
     the nonmonetary exchange of PIMCO Advisors
     units (Note 1)                                  (82)
    Release of subsidiary deferred taxes                                 (21)
                                                  ----------------------------
    Provision for deferred taxes                    $424      $ (8)     $(21)
                                                  ============================

   In connection with the nonmonetary exchange of partnership units at PIMCO Advisors, certain nonoperating deferred taxes previously established were released.

   The Company's acquisition of a controlling interest in a subsidiary allowed such subsidiary to be included in PMHC's consolidated income tax return. That inclusion resulted in the release of certain deferred taxes in 1998.

   A reconciliation of the provision for income taxes based on the prevailing corporate statutory tax rate to the provision reflected in the consolidated financial statements is as follows:

                                                 Years Ended December 31,
                                                  2000      1999      1998
                                                ----------------------------
                                                      (In Millions)
     Provision for income taxes at the
      statutory rate                              $509      $180      $124
       State income taxes                           25
       Nontaxable investment income                 (6)       (7)       (4)
       Low income housing tax credits              (22)      (19)       (4)
       Book to tax basis difference on
        nonmonetary exchange of PIMCO Advisors
        units (Note 1)                             (35)
       Other                                       (13)      (10)       (3)
                                                ----------------------------
     Provision for income taxes                   $458      $144      $113
                                                ============================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (Continued)

   The net deferred tax asset (liability), included in other liabilities and other assets as of December 31, 2000 and 1999, respectively, is comprised of the following tax effected temporary differences:

                                                            December 31,
                                                            2000     1999
                                                           ---------------
                                                           (In Millions)
        Deferred tax assets
          Policyholder reserves                             $ 184    $204
          Investment valuation                                 92      73
          Deferred compensation                                35      35
          Duration hedging                                     18      21
          Postretirement benefits                               8       9
          Dividends                                             7       8
          Other                                                11      10
                                                           ---------------
        Total deferred tax assets                             355     360

        Deferred tax liabilities
          Nonmonetary exchange of PIMCO Advisors units
           (Note 1)                                           429
          Deferred policy acquisition costs                   101      44
          Partnership income                                   16
          Depreciation                                          2       3
                                                           ---------------
        Total deferred tax liabilities                        548      47
                                                           ---------------
          Net deferred tax asset (liability) from
           operations                                        (193)    313
          Unrealized (gain) loss on securities                (23)    151
          Issuance of partnership units by PIMCO Advisors             (81)
                                                           ---------------
          Net deferred tax asset (liability)                $(216)   $383
                                                           ===============

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMPREHENSIVE INCOME (LOSS)

   The Company displays comprehensive income (loss) and its components on the accompanying consolidated statements of stockholder's equity and as follows. Other comprehensive income (loss) is shown net of reclassification adjustments and net of deferred income taxes. The disclosure of the gross components of other comprehensive income (loss) is as follows:

                                           For the Years Ended December 31,
                                              2000         1999        1998
                                           ------------------------------------
                                                     (In Millions)
    Gross Holding Gain (Loss):
      Holding gain (loss) on securities
       available for sale                    $ 388       $(1,175)      $(58)
      Income tax (expense) benefit            (135)          411         20

    Reclassification adjustment:
      Realized (gain) loss on sale of
       securities available for sale             3           (78)       (43)
      Income tax expense (benefit)              (2)           28         15
    Allocation of holding (gain) loss
     to deferred policy acquisition costs      (27)           44         (7)
    Income tax (expense) benefit                 9           (15)         2
                                           -----------------------------------
    Net unrealized gain (loss) on
     securities available for sale             236          (785)       (71)

    Foreign currency translation
     adjustment                                 (4)           (1)         4
    Unrealized gain on interest in PIMCO
     Advisors                                   77
                                           -----------------------------------

    Other comprehensive income (loss)        $ 309         $(786)      $(67)
                                           ===================================

13. REINSURANCE

   The Company has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger mortality risks or, in the case of a producer-owned reinsurance company, to diversify risk and retain top producing agents. Amounts receivable from reinsurers for reinsurance of future policy benefits, universal life deposits, and unpaid losses is included in other assets. All assets associated with business reinsured on a yearly renewable term and modified coinsurance basis remain with, and under the control of the Company. Amounts recoverable (payable) from (to) reinsurers include the following amounts:

                                                         December 31,
                                                          2000    1999
                                                         --------------
                                                         (In Millions)
      Universal life deposits                             $(66)   $(55)
      Future policy benefits                               156     142
      Unpaid claims                                         26       9
      Paid claims                                           13       6
      Other                                                 33       9
                                                         --------------
      Net reinsurance recoverable                         $162    $111
                                                         ==============

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. REINSURANCE (Continued)

   As of December 31, 2000, 70% of the reinsurance recoverables were from one reinsurer, of which 100% is secured by payables to the reinsurer. To the extent that the assuming companies become unable to meet their obligations under these agreements, the Company remains contingently liable. The Company does not anticipate nonperformance by the assuming companies. The components of insurance premiums are as follows:

                                                Years Ended December 31,
                                                  2000     1999     1998
                                                ---------------------------
                                                     (In Millions)
      Direct premiums                            $ 646     $563     $603
      Ceded reinsurance                           (108)     (93)     (83)
      Assumed reinsurance                           14       14       17
                                                --------------------------
      Insurance premiums                         $ 552     $484     $537
                                                ==========================

   Revenues and benefits are shown net of the following reinsurance transactions:

                                                     Years Ended December 31,
                                                      2000     1999     1998
                                                    --------------------------
                                                          (In Millions)
      Ceded reinsurance netted against policy fees    $ 74     $ 52     $ 65
      Ceded reinsurance netted against net
       investment income                               244      212      203
      Ceded reinsurance netted against interest
       credited                                        161      111      163
      Ceded reinsurance netted against policy
       benefits                                        110       88      121
      Assumed reinsurance included in policy
       benefits                                         12        8       18

14. SEGMENT INFORMATION

   The Company has five operating segments: Life Insurance, Institutional Products, Annuities, Group Insurance and Broker-Dealers. These segments are managed separately and have been identified based on differences in products and services offered. All other activity is included in Corporate and Other.

   Prior to May 4, 2000, the Company had another operating segment, Investment Management. In connection with the PIMCO Advisors transaction (Note 1), Investment Management was no longer considered an operating segment by management and, effective May 5, 2000, it's activities will be included in Corporate and Other. PIMCO Advisors offers a diversified range of investment products through separately managed accounts, and institutional, retail and offshore funds.

     The Life Insurance segment offers universal life, variable universal life and other life insurance products to individuals, small businesses and corporations through a network of distribution channels that include branch offices, marketing organizations, national accounts and a national producer group that has produced over 10% of the segment's in force business.

     The Institutional Products segment offers investment and annuity products to pension fund sponsors and other institutional investors primarily through its home office marketing team.

     The Annuities segment offers variable and fixed annuities to individuals, small businesses and qualified plans through financial institutions, National Association of Securities Dealers (NASD) firms, and regional and national wirehouses.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENT INFORMATION (Continued)

     The Group Insurance segment offers group life, health and dental insurance, and stop loss insurance products to corporate, government and labor-management-negotiated plans. The group life, health and dental insurance is distributed through a network of sales offices and the stop loss insurance is distributed through a network of third party administrators.

     The Broker-Dealers segment includes five NASD registered firms that provide securities and insurance brokerage services and investment advisory services through approximately 3,100 registered representatives.

     Corporate and Other primarily includes investment income, expenses and assets not attributable to the operating segments, and the operations of the Company's reinsurance subsidiary located in the United Kingdom. Corporate and Other also includes the elimination of intersegment revenues, expenses and assets.

   The Company uses the same accounting policies and procedures to measure segment income and assets as it uses to measure its consolidated net income and assets. Net investment income and investment gains are allocated based on invested assets purchased and held as is required for transacting the business of that segment. Overhead expenses are allocated based on services provided. Interest expense is allocated based on the short-term borrowing needs of the segment and is included in net investment income. The provision for income taxes is allocated based on each segment's actual tax provision.

   Commission income and expense includes commissions paid by the Life Insurance segment and the Annuities segment for variable product sales to the Broker-Dealers segment. Elimination of this income and expense is included in the Corporate and Other segment. Investment Management segment assets have been reduced by an intersegment note payable of $101 million as of December 31, 1999. The related intersegment note receivable is included in Corporate and Other segment assets.

   The Company generates substantially all of its revenues and income from customers located in the United States. Additionally, substantially all of the Company's assets are located in the United States.

   Depreciation expense and capital expenditures are not material and have not been reported herein. The Company's significant noncash item disclosed herein is interest credited to universal life and investment-type products.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENT INFORMATION (Continued)

   The following is segment information as of and for the year ended December 31, 2000, except for the Investment Management segment, which is for the period ended May 4, 2000:

                               Life    Institutional             Group   Investment Broker- Corporate
                             Insurance   Products    Annuities Insurance Management Dealers and Other  Total
    ---------------------------------------------------------------------------------------------------------
                                                               (In Millions)
    REVENUES
    Policy fees               $   541     $     3     $   225                                         $   769
    Insurance premiums            (49)         64           2    $511                        $   24       552
    Net investment income         606         773          58      29       $49      $  1        99     1,615
    Net realized investment
     gains                        (19)        (38)         (4)     (7)       10               1,060     1,002
    Commission revenue                                                                687      (417)      270
    Other income                   32           8          97       4         6        23        39       209
                             --------------------------------------------------------------------------------
    Total revenues              1,111         810         378     537        65       711       805     4,417
                             --------------------------------------------------------------------------------

    BENEFITS AND EXPENSES
    Interest credited             474         395          53                                    12       934
    Policy benefits               190         298           6     385                                     879
    Commission expenses           161           2         135      36                 650      (408)      576
    Operating expenses            159          20         126      93        27        47       103       575
                             --------------------------------------------------------------------------------
    Total benefits and
     expenses                     984         715         320     514        27       697      (293)    2,964
                             --------------------------------------------------------------------------------

    Income before provision
     for income taxes             127          95          58      23        38        14     1,098     1,453
    Provision for income
     taxes                         29          18          21       6         8         6       370       458
                             --------------------------------------------------------------------------------

    Net income                $    98     $    77     $    37    $ 17       $30      $  8    $  728   $   995
                             ================================================================================

    Total assets              $17,221     $17,908     $16,661    $374                $ 72    $2,537   $54,773
    Deferred policy
     acquisition costs        $   814     $    75     $   886                                $   10   $ 1,785
    Separate account assets   $ 3,543     $ 7,104     $15,271                                         $25,918
    Policyholder and
     contract liabilities     $12,428     $10,218     $ 1,019    $189                        $   87   $23,941
    Separate account
     liabilities              $ 3,543     $ 7,104     $15,271                                         $25,918

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENT INFORMATION (Continued)

   The following is segment information as of and for the year ended December 31, 1999:

                               Life    Institutional             Group   Investment Broker- Corporate
                             Insurance   Products    Annuities Insurance Management Dealers and Other  Total
    ---------------------------------------------------------------------------------------------------------
                                                               (In Millions)
    REVENUES
    Policy fees               $   509     $     3     $   142                                         $   654
    Insurance premiums            (32)         25           6    $476                         $  9        484
    Net investment income         580         644          78      23       $116      $ 1       31      1,473
    Net realized investment
     gains                         13          27                  (1)        10                53        102
    Commission revenue                                                                583     (349)       234
    Other income                   25          11          57       3         15       19       15        145
                             --------------------------------------------------------------------------------
    Total revenues              1,095         710         283     501        141      603     (241)     3,092
                             --------------------------------------------------------------------------------

    BENEFITS AND EXPENSES
    Interest credited             451         384          65                                    4        904
    Policy benefits               174         197          10     354                                     735
    Commission expenses           163                      87      33                 549     (347)       485
    Operating expenses            128          17          48      84         78       42       56        453
                             --------------------------------------------------------------------------------
    Total benefits and
     expenses                     916         598         210     471         78      591     (287)     2,577
                             --------------------------------------------------------------------------------
    Income before provision
     for income taxes             179         112          73      30         63       12       46        515
    Provision for income
     taxes                         54          31          24      10         12        5        8        144
                             --------------------------------------------------------------------------------

    Net income                $   125     $    81     $    49    $ 20       $ 51      $ 7     $ 38    $   371
                             ================================================================================

    Total assets              $16,276     $17,649     $14,565    $342       $265      $61     $965    $50,123
    Deferred policy
     acquisition costs        $   750     $    77     $   617                                 $  2    $ 1,446
    Separate account assets   $ 3,312     $ 7,176     $13,125                                         $23,613
    Policyholder and
     contract liabilities     $11,832     $10,166     $ 1,191    $183                         $ 60    $23,432
    Separate account
     liabilities              $ 3,312     $ 7,176     $13,125                                         $23,613

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENT INFORMATION (Continued)

   The following is segment information for the year ended December 31, 1998:

                               Life    Institutional             Group   Investment Broker- Corporate
                             Insurance   Products    Annuities Insurance Management Dealers and Other Total
    --------------------------------------------------------------------------------------------------------
                                                              (In Millions)
    REVENUES
    Policy fees               $  440       $  3        $ 82                                           $  525
    Insurance premiums           (24)        29           9      $508                         $  15      537
    Net investment income        587        566          88        23       $111     $  1        38    1,414
    Net realized investment
     gains                         4        (14)          5         2          4                 39       40
    Commission revenue                                                                405      (185)     220
    Other income                  15         11          33        13         17       16         7      112
                             -------------------------------------------------------------------------------
    Total revenues             1,022        595         217       546        132      422       (86)   2,848
                             -------------------------------------------------------------------------------

    BENEFITS AND EXPENSES
    Interest credited            450        354          71                                       6      881
    Policy benefits              179        147          17       405                             9      757
    Commission expenses          113                     38        43                 376      (183)     387
    Operating expenses           129         19          58        88         72       36        66      468
                             -------------------------------------------------------------------------------
    Total benefits and
     expenses                    871        520         184       536         72      412      (102)   2,493
                             -------------------------------------------------------------------------------
    Income before provision
     for income taxes            151         75          33        10         60       10        16      355
    Provision for income
     taxes                        53         21          11         3          2        4        19      113
                             -------------------------------------------------------------------------------

    Net income                $   98       $ 54        $ 22      $  7       $ 58     $  6      $ (3)  $  242
                             ===============================================================================

15. EMPLOYEE BENEFIT PLANS

   PENSION PLANS

   Pacific Life provides a defined benefit pension plan covering all eligible employees of the Company. On July 1, 2000, Pacific Life converted this final average pay formula defined benefit plan to a cash balance approach. Active employees' existing benefits in this plan were converted to opening balances and will increase over time from credits, based on years of service and compensation levels, and quarterly interest accruals. The full-benefit vesting period for all participants is five years. Pacific Life's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be determined appropriate. Contributions are intended to provide not only for benefits attributed to employment to date but also for those expected to be earned in the future. All such contributions are made to a tax-exempt trust. Plan assets consist primarily of group annuity contracts issued by Pacific Life, as well as mutual funds managed by an affiliate of Pacific Life.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EMPLOYEE BENEFIT PLANS (Continued)

   Components of the net periodic pension benefit are as follows:

                                                  Years Ended December 31,
                                                   2000      1999      1998
                                                 ----------------------------
                                                       (In Millions)
        Service cost - benefits earned during
         the year                                    $  6      $  5      $  4
        Interest cost on projected benefit
         obligation                                    12        11        11
        Expected return on plan assets                (17)      (16)      (15)
        Amortization of net obligations and
         prior service cost                            (4)       (2)       (2)
                                                 ----------------------------
        Net periodic pension benefit                 $ (3)     $ (2)     $ (2)
                                                 ============================

   The following tables set forth the changes in benefit obligation and plan assets and funded status reconciliation:

                                                      December 31,
                                                       2000    1999
                                                      --------------
                                                      (In Millions)
        Change in Benefit Obligation:
        -----------------------------
        Benefit obligation, beginning of year           $156    $178
          Service cost                                     6       5
          Interest cost                                   12      11
          Plan expense                                    (1)
          Actuarial (gain) loss                            5     (31)
          Benefits paid                                   (8)     (7)
                                                      --------------
        Benefit obligation, end of year                 $170    $156
                                                      ==============

        Change in Plan Assets:
        ----------------------
        Fair value of plan assets, beginning of year    $212    $195
          Actual return on plan assets                    (6)     24
          Plan expense                                    (1)
          Benefits paid                                   (8)     (7)
                                                      --------------
        Fair value of plan assets, end of year          $197    $212
                                                      ==============

        Funded Status Reconciliation:
        -----------------------------
        Funded status                                   $ 27    $ 56
        Unrecognized transition asset                     (1)    (48)
        Unrecognized prior service cost                           (2)
        Unrecognized actuarial gain                      (18)     (1)
                                                      --------------
        Prepaid pension cost                            $  8    $  5
                                                      ==============

   In determining the actuarial present value of the projected benefit obligation as of December 31, 2000 and 1999, the weighted average discount rate used was 7.5% and 8.0%, respectively, and the rate of increase in future compensation levels was 6.0% and 5.5%, respectively. The expected long-term rate of return on plan assets was 8.5% in 2000 and 1999.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EMPLOYEE BENEFIT PLANS (Continued)

   POSTRETIREMENT BENEFITS

   Pacific Life provides a defined benefit health care plan and a defined benefit life insurance plan (the Plans) that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Life's policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions which can be adjusted annually. Pacific Life's commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time. As in the past, the general policy is to fund these benefits on a pay-as-you-go basis.

   The net periodic postretirement benefit cost for the years ended December 31, 2000, 1999 and 1998 is $1 million. As of December 31, 2000 and 1999, the accumulated benefit obligation is $20 million. The fair value of the plan assets as of December 31, 2000 and 1999 is zero. The amount of accrued benefit cost included in other liabilities is $24 million as of December 31, 2000 and 1999.

   The Plans include both indemnity and HMO coverage. The assumed health care cost trend rate used in measuring the accumulated benefit obligation for indemnity coverage was 10.0% and 8.0% for 2000 and 1999, respectively, and is assumed to decrease gradually to 5.0% in 2005 and remain at that level thereafter. The assumed health care cost trend rate used in measuring the accumulated benefit obligation for HMO coverage was 9.0% and 7.0% for 2000 and 1999, respectively, and is assumed to decrease gradually to 4.5% in 2005 and remain at that level thereafter.

   The amount reported is materially affected by the health care cost trend rate assumptions. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 2000 would be increased by 7.8%, and the aggregate of the service and interest cost components of the net periodic benefit cost would increase by 7.6%. If the health care cost trend rate assumptions were decreased by 1%, the accumulated postretirement benefit obligation as of December 31, 2000 would be decreased by 6.8%, and the aggregate of the service and interest cost components of the net periodic benefit cost would decrease by 6.7%.

   The discount rate used in determining the accumulated postretirement benefit obligation is 7.5% and 8.0% for 2000 and 1999, respectively.

   OTHER PLANS

   Pacific Life provides a voluntary Retirement Incentive Savings Plan (RISP) pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. Pacific Life's RISP matches 75% of each employee contributions, up to a maximum of 6.0% of eligible employee compensation, to an Employee Stock Ownership Plan (ESOP). ESOP contributions made by the Company amounted to $8 million, $6 million and $5 million for the years ended December 31, 2000, 1999 and 1998, respectively, and are included in operating expenses.

   The ESOP was formed at the time of the Conversion and is currently only available to the participants of the RISP in the form of matching contributions. Pacific LifeCorp issued 1.7 million shares of common stock to the ESOP in 1997, in exchange for a promissory note of $21 million (ESOP
   Note) bearing an interest rate of 6.5%. Interest and principal payments are due semiannually in equal installments through September 2, 2012. Interest and principal payments made by the ESOP to Pacific LifeCorp were funded by contributions from Pacific Life. In 1999, Pacific Life loaned cash to the ESOP to pay off the ESOP Note due Pacific LifeCorp. Interest and principal

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EMPLOYEE BENEFIT PLANS (Continued)

   payments made by the ESOP to Pacific Life continue to be funded by contributions from Pacific Life. The interest rate was reduced to 6.0% effective September 2, 1999.

   The ESOP Note is included in unearned ESOP shares. The unearned ESOP shares account is reduced as ESOP shares are released for allocation to participants through ESOP contributions by Pacific Life. In addition, when the fair value of ESOP shares being released for allocation to participants exceeds the original issue price of those shares, paid-in capital is increased by this difference.

   The Company has deferred compensation plans that permit eligible employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The compensation that has been deferred has been accrued and the primary expense related to this plan, other than compensation, is interest on the deferred amounts.

   The Company also has performance-based incentive compensation plans for its employees.

16. TRANSACTIONS WITH AFFILIATES

   Pacific Life serves as the investment advisor for the Pacific Select Fund, the investment vehicle provided to the Company's variable life and variable annuity contractholders. Pacific Life charges fees based upon the net asset value of the portfolios of the Pacific Select Fund, which amounted to $115 million, $70 million and $42 million for the years ended December 31, 2000, 1999 and 1998, respectively. In addition, Pacific Life provides certain support services to the Pacific Select Fund for an administration fee that is based on an allocation of actual costs. Such administration fees amounted to $440,000, $265,000 and $232,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

17. TERMINATION AND NONCOMPETITION AGREEMENTS

   The Company had termination and noncompetition agreements with certain former key employees of PAM's subsidiaries. In connection with the closing of the PIMCO Advisors transaction (Note 1), these agreements were assumed by Allianz. These agreements provided terms and conditions for the allocation of future proceeds received from distributions and sales of certain PIMCO Advisors units and other noncompete payments.

   For the years ended December 31, 2000, 1999 and 1998, $14 million, $54 million and $49 million, respectively, is included in operating expenses related to these agreements.

18. COMMITMENTS AND CONTINGENCIES

   The Company has outstanding commitments to make investments primarily in fixed maturity securities, mortgage loans, limited partnerships and other investments as follows (In Millions):

        Years Ending December 31:
        -------------------------
          2001                                               $200
          2002 through 2005                                   294
          2006 and thereafter                                 171
                                                             ----
        Total                                                $665
                                                             ====

   The Company leases office facilities under various noncancelable operating leases. Rent expense, which is included in operating expenses, in connection with these leases was $14 million, $9 million and $7 million for the years ended December 31, 2000, 1999 and 1998, respectively. Aggregate minimum future commitments as of December 31, 2000 through the term of the leases are approximately $68 million.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. COMMITMENTS AND CONTINGENCIES (Continued)

   Pacific Life was named in civil litigation proceedings similar to other litigation brought against many life insurers alleging misconduct in the sale of products, sometimes referred to as market conduct litigation. The class of plaintiffs included, with some exceptions, all persons who owned, as of December 31, 1997 (or as of the date of policy termination, if earlier), individual whole life, universal life or variable life insurance policies sold by Pacific Life on or after January 1, 1982. Pacific Life has settled this litigation pursuant to a final settlement agreement approved by the Court in November 1998. The settlement agreement was implemented during 1999.

   Further, the Company is a respondent in a number of other legal proceedings, some of which involve allegations for extra-contractual damages. In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.

   ----------------------------------------------------------------------------

              PACIFIC LIFE INSURANCE COMPANY AND SUBSIDIARIES


        Consolidated Financial Statements as of September 30, 2001


            and December 31, 2000 and for the nine months ended


                        September 30, 2001 and 2000

              Pacific Life Insurance Company and Subsidiaries


              CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION



                                                  September 30,
                                                      2001      December 31,
                                                   (Unaudited)      2000
----------------------------------------------------------------------------
                                                        (In Millions)
ASSETS
Investments:
  Securities available for sale at estimated fair
   value:
    Fixed maturity securities                        $16,446      $15,136
    Equity securities                                    145          179
  Trading securities at fair value                       455           71
  Mortgage loans                                       2,983        3,026
  Real estate                                            230          243
  Policy loans                                         5,011        4,680
  Other investments                                    2,699        2,654
----------------------------------------------------------------------------
TOTAL INVESTMENTS                                     27,969       25,989
Cash and cash equivalents                              1,059          211
Deferred policy acquisition costs                      1,978        1,785
Accrued investment income                                368          335
Other assets                                             657          535
Separate account assets                               21,870       25,918
----------------------------------------------------------------------------
TOTAL ASSETS                                         $53,901      $54,773
============================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Universal life and investment-type products        $21,473      $19,410
  Future policy benefits                               4,618        4,531
  Short-term and long-term debt                          426          359
  Other liabilities                                    1,730        1,323
  Separate account liabilities                        21,870       25,918
----------------------------------------------------------------------------
TOTAL LIABILITIES                                     50,117       51,541
----------------------------------------------------------------------------
Commitments and contingencies
Stockholder's Equity:
  Common stock - $50 par value; 600,000 shares
   authorized, issued and outstanding                     30           30
  Paid-in capital                                        149          147
  Unearned ESOP shares                                    (3)          (6)
  Retained earnings                                    3,204        3,030
  Accumulated other comprehensive income                 404           31
----------------------------------------------------------------------------
TOTAL STOCKHOLDER'S EQUITY                             3,784        3,232
----------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY           $53,901      $54,773
============================================================================


See Notes to Consolidated Financial Statements

              Pacific Life Insurance Company and Subsidiaries


                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                (Unaudited)



                                                           Nine Months
                                                              Ended
                                                          September 30,
                                                          2001     2000
--------------------------------------------------------------------------
                                                            (In Millions)
REVENUES
Universal life and investment-type product policy fees    $  607   $  581
Insurance premiums                                           573      443
Net investment income                                      1,191    1,225
Net realized investment gains (losses)                       (38)   1,134
Commission revenue                                           127      184
Other income                                                 177      167
--------------------------------------------------------------------------
TOTAL REVENUES                                             2,637    3,734
--------------------------------------------------------------------------

BENEFITS AND EXPENSES
Interest credited to universal life and investment-type
 products                                                    710      658
Policy benefits paid or provided                             834      732
Commission expenses                                          393      410
Operating expenses                                           458      416
--------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                2,395    2,216
--------------------------------------------------------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES                     242    1,518
Provision for income taxes                                    62      512
--------------------------------------------------------------------------

INCOME BEFORE CUMULATIVE ADJUSTMENT DUE TO CHANGES IN
 ACCOUNTING PRINCIPLES                                       180    1,006
Cumulative adjustment due to changes in accounting
 principles (Note 3)                                          (6)
--------------------------------------------------------------------------

NET INCOME                                                $  174   $1,006
==========================================================================


See Notes to Consolidated Financial Statements

              Pacific Life Insurance Company and Subsidiaries


              CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY



                                                                 Accumulated Other Comprehensive Income (Loss)
                                                                ------------------------------------------------
                                                                 Unrealized                       Unrealized
                                                                 Gain/(Loss)      Foreign          Gain on
                                              Unearned          On Securities    Currency        Interest in
                               Common Paid-in   ESOP   Retained Available for   Translation         PIMCO
                               Stock  Capital  Shares  Earnings   Sale, Net   Adjustment, Net Advisors L.P., Net Total
-----------------------------------------------------------------------------------------------------------------------
                                                                    (In Millions)
BALANCES,
 JANUARY 1, 2000                $30    $140     $(12)   $2,035      $(278)                                       $1,915
Comprehensive income:
  Net income                                               995                                                      995
  Other comprehensive income                                          236           $(4)             $ 77           309
                                                                                                                 ------
Total comprehensive income                                                                                        1,304
Issuance of partnership units
 by PIMCO Advisors L.P.                   5                                                                           5
Allocation of unearned
 ESOP shares                              2        6                                                                  8
-----------------------------------------------------------------------------------------------------------------------

BALANCES,
 DECEMBER 31, 2000               30     147       (6)    3,030        (42)           (4)               77         3,232
Comprehensive income:
  Net income                                               174                                                      174
  Other comprehensive income                                          282            (5)               96           373
                                                                                                                 ------
Total comprehensive income                                                                                          547
Allocation of unearned
 ESOP shares                              2        3                                                                  5
-----------------------------------------------------------------------------------------------------------------------

BALANCES, (Unaudited)
 SEPTEMBER 30, 2001             $30    $149     $ (3)   $3,204      $ 240           $(9)             $173        $3,784
=======================================================================================================================


See Notes to Consolidated Financial Statements

              Pacific Life Insurance Company and Subsidiaries


                   CONSOLIDATED STATEMENTS OF CASH FLOWS


                                (Unaudited)



                                                                 Nine Months
                                                                    Ended
                                                                September 30,
                                                               2001      2000
------------------------------------------------------------------------------
                                                              (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $   174  $ 1,006
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Amortization on fixed maturity securities                      (53)     (58)
  Depreciation and other amortization                             21       21
  Earnings of equity method investees                             (5)     (24)
  Deferred income taxes                                          112      450
  Net realized investment (gains) losses                          38   (1,134)
  Net change in deferred policy acquisition costs               (193)    (267)
  Interest credited to universal life and investment-type
   products                                                      710      658
  Change in trading securities                                  (384)       3
  Change in accrued investment income                            (33)      (3)
  Change in future policy benefits                                87      186
  Change in other assets and liabilities                          (7)     (26)
------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        467      812
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
  Purchases                                                   (2,931)  (2,327)
  Sales                                                          611    1,223
  Maturities and repayments                                    1,174    1,326
Repayments of mortgage loans                                     393      408
Purchases of mortgage loans and real estate                     (358)    (357)
Distributions from limited partnerships                                    61
Change in policy loans                                          (331)    (287)
Other investing activity, net                                    467     (516)
------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                           (975)    (469)
------------------------------------------------------------------------------


(Continued)


See Notes to Consolidated Financial Statements

              Pacific Life Insurance Company and Subsidiaries


                   CONSOLIDATED STATEMENTS OF CASH FLOWS


                                (Unaudited)



                                                         Nine Months
                                                      Ended September 30,
(Continued)                                            2001      2000
-------------------------------------------------------------------------
                                                         (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits                                           $  3,836  $  3,232
  Withdrawals                                          (2,552)   (3,718)
Net change in short-term and long-term debt                67       138
Allocation of unearned ESOP shares                          5         6
-------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES     1,356      (342)
-------------------------------------------------------------------------

Net change in cash and cash equivalents                   848         1
Cash and cash equivalents, beginning of period            211       439
-------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD             $  1,059  $    440
=========================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income taxes paid                                    $      3  $     55
Interest paid                                        $     23  $     15
=========================================================================


See Notes to Consolidated Financial Statements

              Pacific Life Insurance Company and Subsidiaries


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                (Unaudited)


1. ORGANIZATION AND BUSINESS


   Pacific Life Insurance Company (Pacific Life) was established in 1868 and is organized under the laws of the State of California as a stock life insurance company. Pacific Life is an indirect subsidiary of Pacific Mutual Holding Company (PMHC), a mutual holding company, and a wholly owned subsidiary of Pacific LifeCorp, an intermediate stock holding company. PMHC and Pacific LifeCorp were organized pursuant to consent received from the Insurance Department of the State of California and the implementation of a plan of a conversion to form a mutual holding company structure in 1997.


   Pacific Life and its subsidiaries and affiliates have primary business operations which consist of life insurance, annuities, pension and institutional products, group employee benefits, broker-dealer operations and investment management and advisory services. Pacific Life's primary business operations provide a broad range of life insurance, asset accumulation and investment products for individuals and businesses and offer a range of investment products to institutions and pension plans.


2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION


   The information set forth in the consolidated statements of financial condition and stockholder's equity as of September 30, 2001 and the consolidated statements of operations and cash flows for the nine months ended September 30, 2001 and 2000 is unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of Pacific Life Insurance Company and subsidiaries (the Company) for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. It is suggested that these unaudited financial statements be read in conjunction with the audited financial statements for the years ended December 31, 2000, 1999 and 1998.


   The accompanying consolidated financial statements of the Company include the accounts of Pacific Life and its majority owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the 2001 financial statement presentation.


3. NEW ACCOUNTING PRONOUNCEMENTS


   On January 1, 2001, the Company adopted the requirements of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133, and supplemented by implementation guidance issued by the FASB's Derivatives Implementation Group. SFAS No. 133 requires, among other things, that all derivatives be recognized as either assets or liabilities and measured at estimated fair value. The corresponding derivative gains and losses are reported based upon the hedge relationship, if such a relationship exists. Changes in the estimated fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are reported in income. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk, the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark

              Pacific Life Insurance Company and Subsidiaries


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                (Unaudited)


3. NEW ACCOUNTING PRONOUNCEMENTS (Continued)


   interest rate and may be hedged separately from, or in combination with, the benchmark interest rate. The cumulative effect of adopting SFAS
   No. 133, as amended, was an after tax gain of $2 million. For the nine months ended September 30, 2001, the pretax effect of applying SFAS No. 133 was a loss of $26 million and is included in net realized investment gains (losses). The FASB's Derivatives Implementation Group continues to deliberate on multiple issues, the resolution of which could have a significant impact on the Company's future operations.


   Effective April 1, 2001, the Company implemented Emerging Issues Task Force
   (EITF) 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. EITF 99-20 changes how income and impairment losses are recognized on asset-backed securities. The cumulative effect on net income of implementing EITF 99-20 was an after tax loss of $8 million.


   On July 1, 2001, the Company adopted SFAS No. 141, Business Combinations. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. Adoption of this accounting standard did not have a material impact on the Company's financial position and results of operations.


   In July 2001, the FASB issued SFAS No, 142, Goodwill and Other Intangible Assets, which is effective January 1, 2002. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic impairment tests of the goodwill asset and that intangible assets, other than goodwill, should be amortized over their useful lives. The Company has not finalized the quantification of the effects of SFAS No. 142 on its financial position and results of operations.


4. INTEREST IN PIMCO ADVISORS L.P.


   The Company, through its wholly owned subsidiary Pacific Asset Management LLC and subsidiaries (PAM), had an approximate 33% beneficial ownership interest in PIMCO Advisors L.P. (PIMCO Advisors) as of December 31, 1999 and May 4, 2000, through the direct and indirect ownership of PIMCO Advisors' Class A limited partnership units (Class A units). This interest was accounted for using the equity method through May 4, 2000.


   On May 5, 2000, a transaction was closed whereby Allianz of America, Inc. (Allianz), a subsidiary of Allianz AG, acquired substantially all interests in PIMCO Advisors other than those beneficially owned by PAM. PAM exchanged its Class A units for a new security, PIMCO Advisors Class E limited partnership units (Class E units). This exchange resulted in a realized, pretax nonmonetary exchange gain of $1,082 million, based on the fair value of the Class A units exchanged, or $38.75 per unit, the per unit value that Allianz paid to acquire its interest in PIMCO Advisors. This gain was included in net realized investment gains for the nine months ended September 30, 2000. A net deferred tax liability in the amount of $365 million was also established.


   As a result of this transaction, the Company has virtually no influence over PIMCO Advisors' operating and financial policies. Effective May 5, 2000, the interest in PIMCO Advisors is being accounted for using the cost method. The interest in PIMCO Advisors, which is included in other investments, is being reported at estimated fair value, as determined by the put and call option price described below, with the net unrealized gain reported as part of other comprehensive income.


   In connection with this transaction, PAM entered into a Continuing Investment Agreement with Allianz with respect to its interest in PIMCO Advisors. The interest in PIMCO Advisors held by PAM is subject to put and call options held by PAM and Allianz, respectively. The put option gives PAM the right to require Allianz, on the last

              Pacific Life Insurance Company and Subsidiaries


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                (Unaudited)


4. INTEREST IN PIMCO ADVISORS L.P. (Continued)


   business day of each calendar quarter, to purchase all of the interest in PIMCO Advisors held by PAM. The put option price is based on the per unit amount, as defined in the Continuing Investment Agreement, for the most recently completed four calendar quarters multiplied by a factor of 14. The call option gives Allianz the right to require PAM, on any January 31, April 30, July 31, or October 31, beginning on January 31, 2003, to sell its interest in PIMCO Advisors to Allianz. The call option price is based on the per unit amount, as defined in the Continuing Investment Agreement, for the most recently completed four calendar quarters multiplied by a factor of 14, and can be exercised only if the call per unit value reaches a minimum value.


5. LITIGATION


   The Company is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.


--------------------------------------------------------------------------------

APPENDIX A - JOINT EQUAL AGE

                        ------------------------------------------------------
An example              Joint equal age is a calculation that combines the
                        ages and insurance risks of two people insured by a
This example            policy. It changes many possible combinations of ages,
assumes a male          risk classes, nonstandard ratings and genders for the
smoker who is age       two people insured by the policy into a two life
65 and a female         status. With joint equal age, we assume that both
nonsmoker who is        people have the same age, gender (both always male),
age 55 and has a        and risk class (both smoker or both nonsmoker).
Table D nonstandard
rating.                 How we use joint equal age
                        We use the joint equal age for calculating the death
Here's how we           benefit under Option D.
calculate the joint
equal age.              How we calculate joint equal age
                        Here are the five steps we use to calculate joint
Step 1                  equal age. We start with the actual ages of the two
                        people insured by the policy on the policy date.
Add 6 to the male
age of 65 because       Step 1 Adjust ages for smoker status
he is a smoker. For
the female, add 0       If one person is a smoker and the other is a
to age 55 because       nonsmoker, we add a specified number of years to the
she is a nonsmoker.     age of the smoker. We do not adjust the age of the
                        nonsmoker. The table below shows how we make the
Adjusted ages after     adjustment.
Step 1:
 .Male 71                ------------------------------------------------------
 .Female 55              Number of smokers            Add to actual age (years)
                        ------------------------------------------------------
Step 2                  None                                                 0
                        One female                                           4
Subtract 0 from the     One male                                             6
male age of 65. For     One unisex                                           6
the female,             Two                                                  0
subtract 5 from age     ------------------------------------------------------
55.
                        If both people insured by the policy are smokers, or
Adjusted ages after     if both people are nonsmokers, we do not adjust the
Step 2:                 age in this step.
 .Male 71
 .Female 50              Step 2 Adjust ages for gender

Step 3                  We subtract years from the adjusted age we calculated
                        in Step 1, based on gender. The table below shows how
The male's age is       we make the adjustment.
not adjusted here
because he does not     ------------------------------------------------------
have a nonstandard      Gender              Subtract from adjusted age (years)
table rating. Add 8     ------------------------------------------------------
to the female's age     Female                                               5
of 50 because her       Male                                                 0
table rating is D.      Unisex                                               1
                        ------------------------------------------------------
Adjusted ages after
Step 3:
 .Male 71
 .Female 58

Step 4

Subtract 58 from
71. The difference
is 13. The add-on
factor for 13 is 6
in the table.

Step 5

Add 6, the add-on
factor to 58, the
younger adjusted
age.

The joint equal age
is 64.

APPENDIX A - JOINT EQUAL AGE
Step 3 Adjust ages for table ratings

We add years to the adjusted age in Step 2, based on the nonstandard table rating for each person insured by the policy. The table below shows how we make the adjustment.

Table ratings represent a multiple of standard mortality rates. Ratings other than 0 represent nonstandard ratings.

--------------------------------------------------------------------------------
Table rating                   0   A   B   C   D   E   F   H   J   L   N   P
Add to adjusted age (years)    0   2   4   6   8  10  12  14  15  16  18  19
--------------------------------------------------------------------------------

We cap the adjusted age for nonstandard at age 100.

For people who are uninsurable, the adjusted age will always be 100, regardless of their age and gender. We reserve the right to reject an application for a policy.

After Steps 1 through 3, we have each person's adjusted age.

Step 4 Determine the add-on factor

We subtract the younger adjusted age from the older adjusted age. We find the difference between the two in the table below and go across the row to determine the add-on factor.

----------------------              ----------------------
Difference in   Add-on              Difference in   Add-on
adjusted age    factor              adjusted age    factor
(years)        (years)              (years)        (years)
----------------------              ----------------------
0                    0              40-44               12
1-2                  1              45-47               13
3-4                  2              48-50               14
5-6                  3              51-53               15
7-9                  4              54-56               16
10-12                5              57-60               17
13-15                6              61-64               18
16-18                7              65-69               19
19-23                8              70-75               20
24-28                9              76-82               21
29-34               10              83-91               22
35-39               11              92-100              23
----------------------              ----------------------

Step 5 Calculate joint equal age

We add the add-on factor to the younger adjusted age (from Step 3).

The sum is the joint equal age.

     APPENDIX B - DEATH BENEFIT PERCENTAGES

----------------     ----------------      ----------------     -------------------------------
Age   Percentage     Age   Percentage      Age   Percentage                 Age      Percentage
----------------     ----------------      ----------------     -------------------------------
0-40         250     50           185      60           130                 70         115
  41         243     51           178      61           128                 71         113
  42         236     52           171      62           126                 72         111
  43         229     53           164      63           124                 73         109
  44         222     54           157      64           122                 74         107
  45         215     55           150      65           120              75-90         105
  46         209     56           146      66           119                 91         104
  47         203     57           142      67           118                 92         103
  48         197     58           138      68           117                 93         102
  49         191     59           134      69           116     (more than) 93         101
----------------     ----------------      ----------------     -------------------------------

APPENDIX C - DEATH BENEFIT FACTOR TABLE
--------------------------------------------------------------------------------
Rate per $1.00 of Face Amount

------------------------------------------------------------------------------------------------
Joint
equal
  age                                        Policy years*
------------------------------------------------------------------------------------------------
           5    10    15    20    25    30    35    40    45    50    55    60    65    70   75+
------------------------------------------------------------------------------------------------
   15  1.000 1.000 1.000 1.001 1.002 1.005 1.010 1.022 1.048 1.102 1.210 1.415 1.702 1.957 2.000
   20  1.000 1.000 1.001 1.002 1.004 1.009 1.021 1.046 1.100 1.207 1.411 1.700 1.957 2.000 2.000
   25  1.000 1.000 1.001 1.003 1.008 1.019 1.044 1.097 1.204 1.408 1.697 1.956 2.000 2.000 2.000
   30  1.000 1.001 1.003 1.007 1.018 1.042 1.094 1.200 1.404 1.694 1.955 2.000 2.000 2.000 2.000
   35  1.000 1.002 1.006 1.016 1.039 1.091 1.197 1.400 1.692 1.954 2.000 2.000 2.000 2.000 2.000
   40  1.001 1.005 1.014 1.036 1.087 1.192 1.395 1.688 1.953 2.000 2.000 2.000 2.000 2.000 2.000
   45  1.002 1.011 1.032 1.081 1.185 1.388 1.682 1.952 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   50  1.006 1.025 1.072 1.174 1.376 1.674 1.949 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   55  1.015 1.058 1.157 1.358 1.660 1.945 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   60  1.035 1.128 1.327 1.636 1.936 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   65  1.079 1.274 1.595 1.920 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   70  1.175 1.519 1.891 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   75  1.357 1.822 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   80  1.620 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   85  1.894 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   90  1.969 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   95  2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
   99  2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
------------------------------------------------------------------------------------------------

* Factors are portrayed for both joint equal ages and policy anniversaries, at five year intervals. See your policy for one year increments in death benefit factors.

PACIFIC SELECT
ESTATE PRESERVER V     WHERE TO GO FOR MORE INFORMATION

                      ---------------------------------------------------------
The Pacific Select     For more information about Pacific Select Estate
Estate Preserver V     Preserver V, please call or write to us at the address
variable life          below. You should also use this address to send us any
insurance policy is    notices, forms or requests about your policy.
underwritten by
Pacific Life
Insurance Company.

                      ---------------------------------------------------------
How to contact us      Pacific Life Insurance Company
                       Client Services Department
                       700 Newport Center Drive
                       P.O. Box 7500
                       Newport Beach, California 92658-7500

                       1-800-800-7681
                       7 a.m. through 5 p.m. Pacific time

                      ---------------------------------------------------------
How to contact the     You can also find reports and other information about
SEC                    the policy and separate account from the SEC. The SEC
                       may charge you a fee for this information.

                       Public Reference Section of the SEC
                       Washington, D.C. 20549-6009
                       1-800-SEC-0330
                       Internet: www.sec.gov

               Supplement to Prospectus Dated January  , 2002 for
                Pacific Select Estate Preserver V Last Survivor
         Flexible Premium Variable Life Insurance Policy (the "policy")
                    Issued by Pacific Life Insurance Company

In this supplement,   This supplement provides information about four
you and your mean     additional variable investment options offered under
the policyholder or   your policy. Each of these investment options is set up
owner. Pacific        as a variable account under our separate account and
Life, we, us, and     invests in a corresponding portfolio of the M Fund.
our refer to
Pacific Life          Variable Account I:   Brandes International Equity Fund
Insurance Company.    Variable Account II:  Turner Core Growth Fund
M Fund refers to      Variable Account III: Frontier Capital Appreciation Fund
M Fund, Inc. You'll   Variable Account IV:  Clifton Enhanced U.S. Equity Fund
find an explanation
of what terms used    You can allocate premium payments and transfer
in this supplement    accumulated value to these variable investment options,
mean in the           as well as to the other investment options described in
accompanying          the accompanying variable life insurance prospectus.
variable life
insurance
prospectus or the M
Fund prospectus.

The M Fund is
described in detail
in its prospectus
and in its
statement of
additional
information (SAI).

The policy is
described in detail
its accompanying
variable life
insurance
prospectus. Except
as described below,
all features and
procedures of the
policy described in
its prospectus
remain intact.

Supplement dated
January   , 2002

Your policy's         About the variable investment options
accumulated value     The following chart is a summary of the M Fund
will fluctuate        portfolios. Each M Fund portfolio invests in different
depending on the      securities and has its own investment goals, strategies
investment options    and risks. The value of each portfolio will fluctuate
you've chosen.        with the value of the investments it holds and returns
                      are not guaranteed. You'll find detailed descriptions of the portfolios, including the risks associated with investing in the portfolios, in the accompanying M Fund prospectus. There's no guarantee that a portfolio will achieve its investment objective. You should read the M
                      Fund prospectus carefully before investing.

                                    The
                                    Portfolio's
                                    Investment     The Portfolio's Main     Portfolio
                   Portfolio        Goal           Investments              Manager
                   Brandes          Long-term      Equity securities of     Brandes
                   International    capital        foreign issuers,         Investment
                   Equity           appreciation.  including common         Partners,
                                                   stocks, preferred        L.P.
                                                   stocks and securities
                                                   that are convertible
                                                   into common stocks.
                                                   Focuses on stocks with
                                                   capitalizations of
                                                   $1 billion or more.

                   Turner Core      Long-term      Common stocks of U.S.    Turner
                   Growth Fund      capital        companies that the       Investment
                                    appreciation.  subadviser believes      Partners,
                                                   have strong earnings     Inc.
                                                   growth potential.

                   Frontier Capital Maximum        Common stock of U.S.     Frontier
                   Appreciation     capital        companies of all         Capital
                                    appreciation.  sizes, with emphasis     Management
                                                   on stocks of companies   Company, LLC
                                                   with capitalizations
                                                   that are consistent
                                                   with the
                                                   capitalizations of
                                                   those companies found
                                                   in the Russell 2500.

                   Clifton Enhanced Above-market   Futures contracts on     The Clifton
                   U.S. Equity      total return.  the Standard & Poor's    Group
                                                   500 Composite Stock
                                                   Price Index (the "S&P
                                                   500" or the "Index")
                                                   to have a 100%
                                                   exposure to the S&P
                                                   500 to try to earn a
                                                   return equal to that
                                                   of the Index.

We are not            M Financial Investment Advisers, Inc. (MFIA) is the
responsible for the   investment adviser for each portfolio of the M Fund, and
operation of the M    has retained other firms to manage the portfolios. MFIA
Fund or any of its    and the M Fund's Board of Directors oversee the
portfolios. We also   management of all of the M Fund's portfolios.
are not responsible
for ensuring that
the M Fund and its
portfolios comply
with any laws that
apply.

You'll find more      Fees and expenses paid by the M Fund
information about     The M Fund pays advisory fees and other expenses. These
Policy charges in     are deducted from the assets of each portfolio and may
An overview of        vary from year to year. They are not fixed and are not
Pacific Select        part of the terms of your policy. If you choose a
Estate Preserver V    variable investment option, these fees and expenses
in the accompanying   affect you indirectly because they reduce portfolio
variable life         returns.
insurance
prospectus.           M Fund's expenses are assessed at the Fund level and are
                      not direct charges against the variable accounts or the policy's accumulated value. The unit value of a variable account will change with the value of its corresponding
                      M Fund portfolio.

You'll find more        . Advisory fee
about M Fund fees     MFIA is the investment adviser to the M Fund. The M Fund
and expenses in the   pays an advisory fee to MFIA for these services. The
accompanying M Fund   table below shows the advisory fee as an annual
prospectus.           percentage of each portfolio's average daily net assets.

                        . Other expenses
                      The table also shows expenses the M Fund paid in 2000 as an annual percentage of each portfolio's average daily net assets. MFIA has agreed to pay operating expenses of the M Fund (other than advisory fees, brokerage or other portfolio transaction expenses or expenses for litigation, indemnification, taxes or other expenses) that exceed 0.25% of each portfolio's average daily net assets. MFIA does this voluntarily, but does not guarantee that it will continue to do so after December 31, 2002.

                   -----------------------------------------------------------
                   M Fund              Advisory Distribution  Other    Total
                   Portfolios/1/         fee    (12b-1) fee  expenses expenses
                   -----------------------------------------------------------
                                         As an annual % of average daily net
                                                       assets
                   Brandes
                    International
                    Equity              0.80%        --       0.39%    1.19%
                   Turner Core Growth   0.45%        --       0.46%    0.91%
                   Frontier Capital
                    Appreciation        0.90%        --       0.33%    1.23%
                   Clifton Enhanced
                    U.S. Equity         0.44%        --       0.78%    1.22%
                   -----------------------------------------------------------

                      /1/ Actual total net expenses for these portfolios in 2000 after the adviser's reimbursements were: 1.05% for Brandes International Equity, 0.70% for Turner Core Growth, 1.15% for Frontier Capital Appreciation, and 0.69% for Clifton Enhanced U.S. Equity. MFIA paid the difference.

                      Statements and reports we'll send you
                      We'll send you financial statements that we receive from M Fund.

The rights we         Voting rights
describe in the       We're the legal owner of the shares of the M Fund that
accompanying          are held by the variable accounts. The voting rights we
variable life         describe in the Voting rights section of the
insurance             accompanying variable life insurance prospectus and how
prospectus under      we'll exercise them also apply to the M Fund.
Making changes to
the separate
account also apply
to the M Fund.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet.
     The cross-reference sheet.

     The Prospectus for Pacific Select Estate Preserver V Last Survivor Flexible Premium Variable Life Insurance Policies consisting of 148 pages.


     Supplement dated _________ to Prospectus dated _____________ consisting of 3 pages.


     The undertaking to file reports.
     Representation pursuant to Section 26(e) of the Investment Company Act of 1940.

     Rule 484 undertaking.

     The signatures.

Written Consent of the following person (included in the exhibits shown below):

     Deloitte & Touche LLP, Independent Auditors
     Dechert Price & Rhoads, Outside Counsel

The following exhibits:

  1.  (1)   (a)  Resolution of the Board of Directors of the Depositor dated
                 November 22, 1989 and copies of the Memoranda concerning
                 Pacific Select Exec Separate Account dated May 12, 1988 and
                 January 26, 1993./1/

            (b) Resolution of the Board of Directors of Pacific Life Insurance Company authorizing conformity to the terms of the current Bylaws./1/
      (2)   Inapplicable

      (3)   (a)  Distribution Agreement Between Pacific Mutual Life Insurance
                 Company and Pacific Equities Network /1/

            (b) Form of Selling Agreement Between Pacific Equities Network and Various Broker-Dealers /1/
      (4)   Inapplicable

      (5)   (a)  Pacific Select Estate Preserver V Last Survivor Flexible
                 Premium Variable Life Insurance Policy (Form P01SP5)
            (b)  Accelerated Living Benefit Rider (Form R92-ABR)/1/
            (c)  Policy Split Option Rider (Form R94-PSO)/1/
            (d)  Last Survivor Accounting Benefit Rider (Form R01LAB)/1/
            (e)  Individual Annual Renewable Term Rider (Form R96-ART)/1/
            (f)  Last Survivor Annual Renewable Term Rider (Form R01LRT)/1/

      (6)   (a)  Articles of Incorporation of Pacific Life Insurance
                 Company /1/

            (b)  Bylaws of Pacific Life Insurance Company /1/

      (7)   Inapplicable
      (8)   Inapplicable

      (9)   (a)  Participation Agreement between Pacific Life Insurance
                 Company and Pacific Select Fund /1/

            (b) M Fund Inc. Participation Agreement with Pacific Life Insurance Company /1/

            (c) Addendum to Participation Agreement between Pacific Life and Pacific Select Fund

            (d) Addendum to Participation Agreement between M Fund Inc. and Pacific Life 12/11/01

            (e) Addendum to Participation Agreement between M Fund Inc. and Pacific Life (Draft 01/02/02)

      (10)  Applications and General Questionnaire /1/

  2. Form of Opinion and consent of legal officer of Pacific Life as to legality of Policies being registered /1/


  3.  Inapplicable

  4.  Inapplicable

  5.  Inapplicable

  6.  (a) Consent of Independent Auditors
      (b) Consent of Dechert /1/

  7. (a) Opinion of Actuary regarding Form of Illustrations for Pacific Select Estate Preserver V Policies

      (b) Form of Illustration of Policy Benefits for Pacific Select Estate Preserver V Policies

  8.  Memorandum Describing Issuance, Transfer, and Redemption
      Procedures /1/

  9.  Powers of Attorney /1/

_______________________

/1/ Filed as part of Registration Statement on Form S-6 via EDGAR on July 19,
    2001, File No. 333-65458, Accession Number 0001017062-01-500618.

UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940


     Pacific Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy ("Policy") described in the prospectuses contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed in connection with each of the Policies.


Rule 6e-3(T) REPRESENTATION

     This filing is made pursuant to Rule 6e-3(T) and Rule 6c-3 under the Investment Company Act of 1940.

RULE 484 UNDERTAKINGS

     Pacific Life's Bylaws provide in Article X, Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, Pacific Select Exec Separate Account of Pacific Life Insurance Company certifies that it has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Newport Beach, and State of California, on this 27th day of December, 2001.

                                       PACIFIC SELECT EXEC SEPARATE ACCOUNT
                                       (Registrant)

                                  BY:  PACIFIC MUTUAL LIFE INSURANCE COMPANY
                                       (Depositor)

                                  BY:  _____________________________________
                                       Thomas C. Sutton*
                                       Chairman & Chief Executive Officer


*BY:  /s/ DAVID R. CARMICHAEL
      David R. Carmichael
      as attorney-in-fact


(Power of Attorney is contained as Exhibit 9 in the Registration Statement on Form S-6 of Pacific Select Exec Separate Account filed via EDGAR on July 19, 2001, File No. 333-65458, Accession Number 0001017062-01-500618, and
incorporated by reference herein.)

SIGNATURES


     Pursuant to the requirements of the Securities act of 1933, Pacific Life Insurance Company certifies that it duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Newport Beach, and State of California, on this 27th day of December, 2001.


                                       PACIFIC LIFE INSURANCE COMPANY
                                       (Registrant)


                                  BY:  _____________________________________
                                       Thomas C. Sutton*
                                       Chairman & Chief Executive Officer


*BY:  /s/ DAVID R. CARMICHAEL
      David R. Carmichael
      as attorney-in-fact


(Power of attorney is contained as Exhibit 9 in the Registration Statement on Form S-6 of Pacific Select Exec Separate Account filed via EDGAR on July 19, 2001, File No. 333-65458, Accession Number 0001017062-01-500618, and
incorporated by reference herein.)

SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:




Signature                              Title              Date

Thomas C. Sutton*             Director, Chairman          ____________, 2001
                              of the Board and
                              Chief Executive Officer

Glenn S. Schafer*             Director and President      ____________, 2001

Khanh T. Tran*                Director, Executive Vice    ____________, 2001
                              President and Chief
                              Financial Officer

David R. Carmichael*          Director, Senior Vice       ____________, 2001
                              President and General
                              Counsel

Audrey L. Milfs*              Director, Vice President    ____________, 2001
                              and Corporate Secretary

Edward R. Byrd*               Vice President and
                              Controller                  ____________, 2001

Brian D. Klemens*             Vice President and
                              Treasurer                   ____________, 2001

Lynn C. Miller*               Executive Vice President    ____________, 2001


*BY: /s/ DAVID R. CARMICHAEL                            December 27, 2001
David R. Carmichael
as attorney-in-fact


(Powers of Attorney are contained as Exhibit 9 in the Registration Statement on Form S-6 of Pacific Select Exec Separate Account filed via EDGAR on July 19, 2001, File No. 333-65458, Accession Number 0001017062-01-500618 and incorporated by reference herein.)